     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2000



                                                      REGISTRATION NO. 333-33496

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                NOTE EXCHANGE ON

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               GLOBIX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                 DELAWARE                                     7373                                    13-3781263
       (STATE OR OTHER JURISDICTION               (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NUMBER)

                               139 CENTRE STREET
                            NEW YORK, NEW YORK 10013
                                 (212) 334-8500
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                  MARC H. BELL
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GLOBIX CORPORATION
                               139 CENTRE STREET
                            NEW YORK, NEW YORK 10013
                                 (212) 334-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                            ARNOLD N. BRESSLER, ESQ.
                    MILBERG WEISS BERSHAD HYNES & LERACH LLP
                             ONE PENNSYLVANIA PLAZA
                            NEW YORK, NEW YORK 10119
                                 (212) 594-5300

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED
                                                                   MAXIMUM              PROPOSED
            TITLE OF CLASS                  AMOUNT TO BE           OFFERING        MAXIMUM AGGREGATE        AMOUNT OF
    OF SECURITIES TO BE REGISTERED           REGISTERED       PRICE PER UNIT(1)    OFFERING PRICE(1)   REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------
12 1/2 Senior Notes due 2010...........     $600,000,000             100%             $600,000,000           $158,400
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee calculated pursuant to Rule 457(f) under the Securities Act of 1933 as the market value of the securities to be canceled in the exchange.


(2) Previously paid.


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                 [GLOBIX LOGO]
         EXCHANGE OFFER FOR $600,000,000 12 1/2% SENIOR NOTES DUE 2010

                            TERMS OF EXCHANGE OFFER

EXCHANGE OFFER

     We will exchange new notes that are registered under the Securities Act for old notes that were sold on February 8, 2000.

     All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

     We will receive no proceeds from the exchange offer.

EXCHANGE OFFER EXPIRATION


     May 15, 2000 at 5:00 p.m., New York City time.


OLD NOTES

     On February 8, 2000, we issued and sold $600,000,000 of 12 1/2% Senior Notes due 2010.

     If you tender your old notes in the exchange offer, interest will cease to accrue before your new notes are issued. If you do not tender in the exchange offer, your old notes will continue to be subject to the same terms and restrictions except that we will not be required to register your old notes under the Securities Act.

    Globix Corporation
    139 Centre Street
    New York, New York 10013
    (212) 334 - 8500

NEW NOTES

     Identical to the old notes except that the new notes will be registered under the Securities Act.

     - Maturity:  February 1, 2010.

     - Change of Control: You can require us to purchase your notes at 101% of the principal amount.

     - Interest: Paid semiannually on February 1 and August 1 of each year, starting August 1, 2000.

     - Redemption by Globix: Anytime on or after February 1, 2005, except that redemption for a portion of the notes may be made at any time prior to February 1, 2003 with the Net Cash Proceeds of one or more sales of Capital Stock, other than Disqualified Stock.

     - Ranking: The new notes will be general senior unsecured obligations, ranking:

        - pari passu in right of payment with all our existing and future unsecured and unsubordinated indebtedness;

        - senior in right of payment to all of our existing and future subordinated indebtedness, if any; and

        - subordinated to our secured indebtedness and structurally subordinated to all indebtedness of our subsidiaries.

     Investment in the notes to be issued in the exchange offer involves risks. See the risk factors section beginning on page 10.


     This prospectus and the accompanying letter of transmittal are first being mailed to holders of outstanding notes on or about April 17, 2000.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is April 17, 2000.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Documents Incorporated by Reference...   ii
Summary...............................    1
Risk Factors..........................   10
Disclosure Regarding Forward-Looking
  Statements..........................   17
Use of Proceeds.......................   18
Capitalization........................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   29
Management............................   38

                                        PAGE
                                        ----
Certain Transactions..................   46
Principal Stockholders................   47
Description of Other Indebtedness.....   50
The Exchange Offer....................   51
Description of the Notes..............   60
Certain U.S. Federal Income Tax
  Consequences to Non-U.S. Persons....   94
Plan of Distribution..................   96
Where You Can Find More Information...   96
Legal Matters.........................   96
Experts...............................   96
Index to Consolidated Financial
  Statements..........................  F-1

                      DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus incorporates business and financial information about Globix that is not included in or delivered with this prospectus. We are incorporating by reference in this prospectus the following documents which we filed with the commission:

     - Our current report on Form 8-K filed February 14, 2000.

     We are also incorporating by reference in this prospectus all reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934, prior to the termination of the offering of securities under this prospectus. These reports and documents will be incorporated by reference in and considered to be part of this prospectus as of the date of filing of the reports and documents.

     Any statement contained in this prospectus or in a document which is incorporated by reference in this prospectus will be modified or superseded for purposes of this prospectus to the extent that a statement in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus modifies or supersedes the prior statement. Any statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

     This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. You may request, and we will send to you, without charge, copies of these documents, other than exhibits to these documents, which we will send to you for a reasonable fee. Requests should be directed to:

     Globix Corporation
     139 Centre Street
     New York, New York 10013.
     Attn: Secretary
     (212) 334-8500


     In order to assure timely delivery of the requested materials before the expiration of the exchange offer, any request should be made prior to May 8, 2000.

                                    SUMMARY

     This summary highlights some information from this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. Therefore, you should also read the entire prospectus, especially "Risk Factors," the consolidated financial statements and the notes to those statements and the documents we have referred you to.

                               GLOBIX CORPORATION

BUSINESS

     We are a leading full-service provider of sophisticated end-to-end Internet solutions to businesses. Our solutions include:

     - secure and fault-tolerant Internet data centers;

     - high performance network connectivity to the Internet; and

     - hosting and support for complex Internet-based applications.

     These three major elements of our total Internet solution combine to provide our customers with the ability to create, operate and scale their increasingly complex Internet operations in a cost efficient manner.

     Our customers primarily use our products and services to maintain complex computer equipment in a secure, fault-tolerant environment with connectivity to a high-speed, high-capacity, direct link to the Internet and to support complex Internet applications. We currently offer our products and services from our new SuperPOP facilities in New York City, London and Santa Clara, California. Our teams of account managers, computer system and network engineers and customer support specialists are located at each SuperPOP. Our strong local market presence enables us to evaluate the needs of our customers and quickly respond with tailored solutions. We also provide our customers the ability to outsource the systems administration and technical management of their Internet presence. Our products are flexible and scaleable, allowing us to modify the size and breadth of the services we provide. We believe that our ability to offer a broad range of Internet products and services, combined with our local sales and support professionals and high performance Internet data center facilities and network, differentiates us from our competitors.

FACILITIES AND NETWORK EXPANSION

     Each of our newly opened SuperPOP facilities features:

     - a high performance Internet data center with multiple, redundant, high-capacity fiber connections, uninterruptable power supplies with back-up power generation, a dry fire suppression system, raised flooring and environmental controls;

     - a network operations center, which provides 24 hour a day, 7 day a week monitoring of our network and our customers' web sites; and

     - on-site customer support, sales and marketing, and administration of Internet software and hardware, including servers and routers.

     Our addition of new SuperPOP facilities during 1999 increased our total Internet data center capacity from 2,000 square feet to 63,000 square feet, significantly increasing the space we have available to house servers and routers for hosting web sites and co-location.

     We have established a network to significantly increase data transmission speed and capacity, improve reliability and reduce data transmission costs. This network connects our points of presence or network access points in Chicago, Washington D.C., Amsterdam, Frankfurt, Geneva, Milan, Paris and Stockholm to our SuperPOPs. We are also seeking to establish SuperPOPs and other facilities in other major business centers in the United States and abroad. We will expand our network to connect these SuperPOPs and other facilities when they are established.

MARKET OPPORTUNITY

     According to estimates by independent research firms, a significant market opportunity exists to provide Internet products and services to businesses. We believe we are well positioned to take advantage of this opportunity. As an example, International Data Corp. estimates that U.S. value-added Internet service revenues, such as electronic commerce and security services, will increase from approximately $3.0 billion in 1998 to approximately $12.9 billion in 2003. Forrester Research estimates that:

     - U.S. enterprises online will increase from approximately 1.8 million in 1998 to approximately 4.3 million in 2003; and

     - U.S. managed web site hosting revenues will increase from less than $1.0 billion in 1998 to over $14.0 billion in 2003.

Dataquest/Gartner Group estimates that:

     - European corporate Internet access revenues will increase from approximately $1.7 billion in 1998 to approximately $9.1 billion in 2003; and

     - worldwide corporate Internet access revenues will increase from approximately $6.9 billion in 1998 to approximately $22.7 billion in 2003.

     The rapidly growing need for Internet access and other Internet products and services has resulted in a highly fragmented industry with the proliferation of Internet service providers operating worldwide as well as within the United States. These ISPs primarily consist of large national and global ISPs and numerous smaller ISPs. Large national and global ISPs generally focus on Internet access and rely on indirect sales, telemarketing and remote network operation centers to serve their customers. In addition, these ISPs typically do not offer a full range of services. Smaller local or regional ISPs typically focus on serving their local market and lack the resources to provide and support a full range of Internet products and services. Accordingly, we believe that the needs of businesses for comprehensive Internet products and services are not being met by the larger national and global or smaller local and regional ISPs that constitute most of our competitors.

CUSTOMERS

     We have established a diversified base of customers in a variety of Internet-intensive industries, such as media and publishing, financial services, retail, healthcare and technology. Since we initiated Internet services in December 1995, our customer base has grown to over 1,600 business customer accounts, including Acclaim Entertainment, Ebookers.com, Edgar-Online Inc., GiftCertificates.com, Major League Soccer, Microsoft, New York Post, S3/Diamond Multimedia and Times Square 2000.

GROWTH STRATEGY

     Our objective is to become the leading provider of sophisticated Internet solutions to businesses in key global markets. To achieve this objective, we intend to:

     - continue to invest extensively in our infrastructure by establishing new SuperPOPs and points of presence strategically located near our customers, and by expanding our network;

     - expand our product and service offerings;

     - sell additional products and services to existing customers;

     - enhance the Globix brand name in our target markets; and

     - make investments in, or acquire, complementary businesses.

RECENT DEVELOPMENTS

     Stock Split

     On January 10, 2000, Globix announced a two-for-one stock split of its outstanding shares of common stock, which was paid on January 31, 2000. All common stock share references contained in this prospectus reflect this stock split.

     Tender Offer and Sale of Senior Notes

     On February 8, 2000, Globix commenced a tender offer to purchase for cash any and all of its outstanding 13% senior notes due 2005, $160 million in principal amount. The purchase price in the tender offer was 106.5% of the principal amount, plus accrued and unpaid interest. Concurrent with the offering of the old notes, Globix received the consent of the beneficial holders of a majority of the outstanding 13% senior notes to amend the indenture to eliminate most of the restrictive covenants governing the 13% senior notes. A supplemental indenture reflecting these amendments to the indenture was executed on February 4, 2000.

     On February 8, 2000, we received net proceeds of approximately $582.0 million (exclusive of transaction costs) from the issuance and sale of the old notes.

     The tender offer closed in March 2000 and 100% of the $160.0 million principal amount 13% senior notes were tendered to Globix for purchase. Globix purchased these 13% senior notes with $170.4 million from the net proceeds from the sale of the old notes.
                            ------------------------


     As of April 11, 2000, our equity market capitalization was approximately $1.0 billion based upon a closing price of $27.56 per share and the number of shares of common stock issued and outstanding on that date.


     Our principal executive offices are located at 139 Centre Street, New York, New York 10013. Our telephone number is (212) 334-8500.

     The name "Globix" and the Globix logo are trademarks and service marks of Globix. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective owner.

                               THE EXCHANGE OFFER

ISSUER..........................   Globix Corporation

SECURITIES OFFERED..............   $600.0 million in aggregate principal amount
                                   of 12 1/2% Senior Notes due 2010. The terms of the new notes and the old notes are identical except for transfer restrictions and registration rights relating to the old notes that will not apply to the new notes.
                                   The old notes and the new notes are
                                   collectively referred to as notes.

ISSUANCE OF OLD NOTES...........   $600.0 million aggregate principal amount of
                                   12 1/2% Senior Notes due 2010 were issued on
                                   February 8, 2000 to Lehman Brothers Inc.,
                                   Chase Securities Inc., Credit Suisse First
                                   Boston Corporation, Merrill Lynch, Pierce,
                                   Fenner & Smith Incorporated, Salomon Smith
                                   Barney Inc. and ING Barings LLC, which placed the old notes with qualified institutional buyers and to buyers in offshore transaction in reliance on Regulation S under the Securities Act.

THE EXCHANGE OFFER..............   We are offering to exchange $1,000 principal
                                   amount of new notes for each $1,000 principal amount of old notes. Old notes may only be exchanged in $1,000 principal amount increments. There are $600.0 million aggregate principal amount of old notes outstanding.

CONDITIONS TO THE EXCHANGE
OFFER...........................   The exchange offer is not conditioned upon
                                   any minimum principal amount of old notes being tendered for exchange. However, the exchange offer is subject to customary conditions, which may be waived by us. See
                                   "The Exchange Offer -- Conditions to the
                                   Exchange Offer."

PROCEDURES FOR TENDERING........   If you wish to tender your old notes in the
                                   exchange offer, you must complete and sign the letter of transmittal for the notes according to the instructions contained in this prospectus. You must then mail, fax or hand deliver the letter of transmittal, together with any other required documents, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. You should allow sufficient time to ensure timely delivery.
                                   Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. If you own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you are urged to contact that person promptly if you wish to tender old notes in the exchange offer.
                                   Letters of transmittal and certificates
                                   representing the old notes should not be sent to Globix. These documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should also be directed to the exchange agent. If you hold old notes through The Depository Trust Company and wish to accept the exchange offer, you must do so pursuant to the book-entry transfer facility's procedures for book entry transfer
                                   (or other applicable procedures), all in accordance with this prospectus and the letter of transmittal. See "The Exchange Offer
                                   Procedures for Tendering Old Notes."


EXPIRATION DATE; WITHDRAWAL.....   The exchange offer will expire on the earlier
                                   of 5:00 p.m., New York City time on May 15,
                                   2000 or the date when all old notes have been tendered, or a later date and time to which it may be extended. However, it may not be extended beyond August 6, 2000. We will accept for exchange any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The tender of old notes may be withdrawn at any time prior to the expiration date. Any old note not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. The new notes issued in the exchange offer will be delivered promptly following the expiration date. See "The Exchange
                                   Offer -- Terms of the Exchange Offer; Period for Tendering Old Notes" and "-- Withdrawals of Tenders."


GUARANTEED DELIVERY
PROCEDURES......................   If you wish to tender your old notes and (1)
                                   your old notes are not immediately available or (2) you cannot deliver your old notes together with the letter of transmittal to the exchange agent prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures contained in the letter of transmittal. See
                                   "The Exchange Offer -- Procedures for
                                   Tendering Old Notes -- Guaranteed Delivery
                                   Procedures."

TAX CONSIDERATIONS..............   For U.S. federal income tax purposes, the
                                   exchange of old notes for new notes should not be considered a sale or exchange or otherwise a taxable event to the holders of notes.

USE OF PROCEEDS.................   We will receive no proceeds from the exchange
                                   offer.

APPRAISAL RIGHTS................   Holders of old notes will not have
                                   dissenters' rights or appraisal rights in connection with the exchange offer.

EXCHANGE AGENT..................   HSBC Bank USA is serving as exchange agent in
                                   connection with the exchange offer for the notes.

RESALES OF NEW NOTES............   Based on an interpretation by the Securities
                                   and Exchange Commission set forth in
                                   no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer in exchange for old notes without restrictions under the federal securities laws. However, there are exceptions to this general statement. You may not freely transfer the new notes if:

                                   - you are an affiliate of Globix;

                                   - you did not acquire the new notes in the
                                     ordinary course of your business;

                                   - you have engaged in, intend to engage in,
                                     or have an arrangement or understanding
                                     with any person to participate in the
                                     distribution of the new notes; or

                                   - you are a broker-dealer who acquired the
                                     old notes directly from us.

                                   Any holder subject to any of the exceptions above and each participating broker-dealer that receives new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market making, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the new notes.

CONSEQUENCES OF NOT EXCHANGING
THE OLD NOTES...................   If you do not tender your old notes or your
                                   old notes are not properly tendered, the existing transfer restrictions will continue to apply. The old notes are currently eligible for sale pursuant to Rule 144A through the Portal Market. Because we anticipate that most holders will elect to exchange old notes for new notes due to the absence of restrictions on the resale of new notes under the Securities Act, we anticipate that the liquidity of the market for any old notes remaining after the consummation of the exchange offer will be substantially limited.
                                   See "Risk Factors -- There could be negative consequences to you if you do not exchange your old notes for new notes" and "The
                                   Exchange Offer -- Consequences of Failure to
                                   Exchange Old Notes."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

     The terms of the new notes and the old notes are identical in all respects, except that the terms of the new notes do not include the transfer restrictions and registration rights relating to the old notes. The old notes and the new notes are referred to collectively as the notes.

     The new notes will bear interest from the later of February 8, 2000 or the most recent date to which interest has been paid on the old notes. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the later of February 8, 2000 or the most recent date on which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on the old notes otherwise payable on any interest payment date that occurs on or after completion of the exchange offer.

NOTES OFFERED...................   $600.0 million aggregate principal amount of
                                   12 1/2% Senior Notes due 2010.

MATURITY DATE...................   February 1, 2010.

INTEREST PAYMENT DATES..........   February 1 and August 1 of each year,
                                   commencing August 1, 2000.

RANKING.........................   The notes will be general senior unsecured
                                   obligations, ranking pari passu in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes will be effectively subordinated to all of our secured indebtedness and structurally subordinated to all indebtedness of our subsidiaries. As of December 31, 1999, we had approximately $4.4 million of indebtedness to which holders of notes would have been effectively subordinated and $30.4 million of restricted cash pledged as security for the benefit of the holders of our 13% senior notes. In addition, as of December 31, 1999, the aggregate amount of liabilities of our subsidiaries was approximately $1.9 million.
                                   As a result of the purchase of 100% of the $160.0 million in principal amount of our outstanding 13% senior notes pursuant to the tender offer, the $30.4 million of restricted cash has been released from the escrow account. These amounts do not include indebtedness of $21.0 million, secured by a first mortgage on the building at 139 Centre
                                   Street, incurred on January 25, 2000.

OPTIONAL REDEMPTION.............   Globix may redeem the notes in whole or in
                                   part, at any time on or after February 1, 2005, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, and liquidated damages, if any, to the date of redemption.

                                   Before February 1, 2003, Globix may redeem up to 35% of the notes with the net proceeds of sales of our equity securities received by, or invested in, Globix at 112.5% of the principal amount thereof, plus accrued and unpaid interest, and liquidated damages if any, to the redemption date; provided that at least 65% of the aggregate original principal amount of the notes remains outstanding thereafter.

CHANGE OF CONTROL...............   Following a "change of control," we will be
                                   required to make an offer to purchase all notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, plus liquidated damages, if any. We may not have available sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the notes and other debt that may become repayable upon a change of control.

CERTAIN COVENANTS...............   The indenture contains covenants that, among
                                   other things, limit our ability to:

                                   - incur additional indebtedness;

                                   - pay dividends on, redeem or repurchase our
                                     capital stock;

                                   - make investments;

                                   - create certain liens;

                                   - sell assets;

                                   - in the case of restricted subsidiaries,
                                     guarantee indebtedness;

                                   - engage in transactions with affiliates; and

                                   - consolidate, merge or transfer all our
                                     assets on a consolidated basis.

                                   These covenants are subject to a number of important exceptions and qualifications.

                                   The interest rate on the notes will increase if Globix does not comply with its obligations under the registration rights agreement.

For additional information concerning the notes, see "Description of the Notes."

                             SUMMARY FINANCIAL DATA

     Set forth below is our financial data for the nine months ended September 30, 1995 and the years ended September 30, 1996, 1997, 1998 and 1999 which are derived from our audited consolidated financial statements. We changed our fiscal year end from December 31 to September 30 in 1995. Consequently, the 1995 fiscal year consisted of nine months. Also set forth below is our consolidated financial data as of December 31, 1999 and for the three months ended December 31, 1998 and December 1999 which is derived from our unaudited interim financial statements. In our opinion, these unaudited financial statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. Interim periods are not necessarily indicative of results for any future period. The following summary consolidated financial data should be read in conjunction with the selected financial data, the consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                                                  THREE MONTHS
                                      NINE MONTHS                                                    ENDED
                                         ENDED              YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                     SEPTEMBER 30,   ---------------------------------------   ------------------
                                         1995         1996      1997       1998       1999      1998       1999
                                     -------------   -------   -------   --------   --------   -------   --------
                                                                (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue............................     $8,738       $10,374   $17,400   $ 20,595   $ 33,817   $ 5,929   $ 16,145
Operating costs and expenses:
  Cost of revenues.................      7,292         8,599    13,699     13,322     22,184     3,702     10,056
  Selling, general and
    administrative.................      1,247         3,244     6,036     10,696     36,495     5,566     19,695
  Depreciation and amortization....         68           219       675      1,310      6,329       507      3,357
                                        ------       -------   -------   --------   --------   -------   --------
    Total operating costs and
      expenses.....................      8,607        12,062    20,410     25,328     65,008     9,775     33,108
                                        ------       -------   -------   --------   --------   -------   --------
Income (loss) from operations......        131        (1,688)   (3,010)    (4,733)   (31,191)   (3,846)   (16,963)
Interest and financing expense.....        (73)         (356)     (177)    (8,376)   (18,386)   (4,917)    (5,469)
Interest income....................         --           121        72      1,953      6,192       944      1,621
Net income (loss)..................     $   39       $(1,893)  $(3,115)  $(11,156)  $(43,385)  $(7,819)  $(20,811)
                                        ======       =======   =======   ========   ========   =======   ========
OTHER FINANCIAL DATA:
EBITDA(1)..........................     $  199       $(1,469)  $(2,335)  $ (3,423)  $(24,862)  $(3,339)  $(13,606)
Capital expenditures...............     $  150       $ 1,955   $ 1,542   $ 23,270   $ 83,434   $22,320   $ 10,031

                                                                   AS OF DECEMBER 31, 1999
                                                              ---------------------------------
                                                                                PRO FORMA
                                                              ACTUAL($)    AS ADJUSTED($)(2)(3)
                                                              ---------    --------------------
                                                                   (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............   164,951           603,999
Restricted cash and investments.............................    37,677             7,229
Working capital.............................................   154,226           589,807
Total assets................................................   357,717           781,902
Long-term debt and capital lease obligations................   162,526           604,360
Redeemable convertible preferred stock......................    76,281            76,281
Stockholders' equity........................................    86,177            68,528

---------------
(1) EBITDA is earnings from operations before interest, taxes, depreciation and amortization. EBITDA is included because management believes that certain investors find it a useful tool for measuring a company's ability to service its debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. In addition, EBITDA should not be considered a substitute for net income or net loss as an indicator of our operating performance or cash flow or as a measure of liquidity. This data should be examined in conjunction with our consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies calculate EBITDA in an identical manner.

(2) The as adjusted data gives effect to the offering of the notes, after deduction of underwriting discounts and estimated offering expenses. It also gives effect to the purchase of all of our outstanding 13% senior notes with $170.4 million from the net proceeds from the sale of the old notes, the release of the $30.4 million of restricted cash previously held in escrow for the benefit of the holders of the 13% senior notes and the write-off of unamortized debt discount and issuance costs associated with those notes which has been recorded as an extraordinary item in connection with the completion of the tender offer.

(3) The as adjusted data does not include a $21.0 million loan, secured by a first mortgage on the building at 139 Centre Street housing our New York SuperPOP, entered into on January 25, 2000.

                                  RISK FACTORS

     Holders of old notes should carefully consider the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before tendering their old notes in the exchange offer. The risk factors set forth in this prospectus, other than "Risk Factors -- There could be negative consequences to you if you do not exchange your old notes for new notes," are generally applicable to the old notes as well as the new notes.

THERE COULD BE NEGATIVE CONSEQUENCES TO YOU IF YOU DO NOT EXCHANGE YOUR OLD NOTES FOR NEW NOTES.

     Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of old notes outstanding. Because we anticipate that most holders will elect to exchange their old notes for new notes due to the absence of most restrictions on the resale of new notes, we anticipate that the liquidity of the market for any old notes remaining outstanding after the exchange offer may be substantially limited. Following the consummation of the exchange offer, holders who did not tender their old notes generally will not have any further registration rights under the registration rights agreement, and these old notes will continue to be subject to restrictions on transfer. The old notes are currently eligible for sale under 144A through the Portal Market.

     As a result of making the exchange offer, we will have fulfilled our obligations under the registration rights agreement. Holders who do not tender their old notes generally will not have any further registration rights or rights to receive the liquidated damages specified in the registration rights agreement for our failure to register the new notes.

     Any old notes that are not exchanged for new notes will remain restricted securities. Accordingly, the old notes may be resold only:

     - to Globix or one of its subsidiaries;

     - to a qualified institutional buyer;

     - to an institutional accredited investor;

     - to a party outside the United States under Regulation S under the Securities Act;

     - under an exemption from registration provided by Rule 144 under the Securities Act; or

     - under an effective registration statement.

AS A RESULT OF OUR LARGE OUTSTANDING DEBT OBLIGATIONS, WE HAVE SIGNIFICANT ONGOING DEBT SERVICE REQUIREMENTS WHICH MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY.

     As of December 31, 1999, as adjusted to give effect to the sale of the notes and the purchase of all $160.0 million in principal amount of our outstanding 13% senior notes pursuant to the tender offer, our total indebtedness would have been approximately $604.4 million. This substantial leverage may have important consequences for us, including the following:

     - a significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and will not be available for other business purposes;

     - the terms and conditions of our indebtedness limit our flexibility in planning for and reacting to changes in our business;

     - our ability to obtain additional financing in the future for working capital, capital expenditures, and other purposes may be substantially impaired; and

     - our substantial leverage may make us more vulnerable to economic downturns and competitive pressures.

     Our ability to meet our debt service obligations, including with respect to the notes, and to reduce our total indebtedness depends on our future operating performance. Our future operating performance will depend on our ability to expand our business operations by building new facilities, extending our enhanced network and expanding our product and service offerings, which we anticipate will require additional financing. In addition, our future operating performance will depend on economic, competitive, regulatory, legislative and other factors affecting our business that are beyond our control. If we are unable to expand our business as planned, we may not be able to service our outstanding indebtedness, including the notes.

YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES MAY BE JUNIOR TO ALL OF OUR FUTURE BORROWINGS.

     The notes are effectively subordinated to all secured indebtedness, if any, and all indebtedness of our subsidiaries. The covenants governing the notes limit our ability and the ability of our subsidiaries to incur additional debt. However, these limitations are subject to a number of exceptions, and there can be no assurances that we may not incur significant additional debt in the future, including debt to which the holders of the notes may be effectively subordinated. As of December 31, 1999, we had approximately $4.4 million of indebtedness to which holders of notes would have been effectively subordinated and $30.4 million of restricted cash pledged as security for the benefit of the holders of our 13% senior notes. In addition, as of December 31, 1999, the aggregate amount of liabilities of our subsidiaries was approximately $1.9 million. As a result of the purchase of 100% of the $160.0 million principal amount of our outstanding 13% senior notes pursuant to the tender offer, the $30.4 million has been released from the escrow account. These amounts and other transactions do not include indebtedness of $21.0 million, secured by a first mortgage on the building at 139 Centre Street, incurred on January 25, 2000.

     Upon any distribution to our creditors in a dissolution, winding up, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our secured debt would be entitled to the value of the secured assets before any payment may be made with respect to the notes. Furthermore, the ability of our creditors, including the holders of the notes, to participate in the assets of any of our subsidiaries upon any liquidation or bankruptcy of a subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors.

AFTER MARCH 2001, WE MAY NOT HAVE SUFFICIENT CASH FLOW TO SERVICE OUR DEBT AND OPERATE OUR BUSINESS.

     Based on our current level of operations, we believe that we will have sufficient cash flow to meet our needs at least through the period ending March 31, 2001. After that time, we may not be able to generate sufficient cash flow from operations or be able to raise capital in sufficient amounts, or at all, to enable us to service our debt, including the notes, and operate our business. Our ability to raise additional capital may be limited by a number of factors, including market conditions and the terms governing the notes.

WE HAVE A HISTORY OF OPERATING LOSSES WHICH WE EXPECT TO CONTINUE AND INCREASE FOR THE NEAR FUTURE. WE CANNOT ASSURE YOU THAT WE WILL EVER BECOME PROFITABLE.

     We have experienced significant losses since we began operations. We expect to continue to incur significant losses for the foreseeable future. We have incurred net losses of approximately $43.4 million, $11.2 million and $3.1 million for the years ended September 30, 1999, 1998 and 1997, respectively. As of December 31, 1999, our accumulated deficit was approximately $80.4 million. We expect our expenses to increase as we expand our business. We cannot assure you that our revenues will increase as a result of our increased spending. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain our profitability. In either of these cases, our business, financial conditions and results of operations will be materially and adversely affected.

COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE AND WE MAY NOT BE ABLE TO ATTRACT OR RETAIN THE PERSONNEL WE NEED IN EACH OF THE CRITICAL AREAS OF OUR BUSINESS.

     Our future success depends on our ability to attract and retain key personnel for management, technical, sales and marketing, and customer support positions. The failure to attract or retain qualified personnel in each of these critical areas could adversely affect the ability of our business to perform its functions.

OUR GROWTH IS PLACING A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES.

     As of December 31, 1999, we had approximately 510 full-time employees in comparison to approximately 170 full-time employees as of September 30, 1998. If we do not successfully institute adequate financial and managerial controls and reporting systems and procedures to operate from multiple facilities in geographically dispersed locations, we may not be able to grow as we expect or meet the needs of our current and future customers and, consequently, our entire business may suffer.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO INTEGRATE, OPERATE AND FURTHER EXPAND AND UPGRADE OUR NEW NETWORK AND FACILITIES.

     A key element of our business strategy is the expansion of our facilities and our network, which has required, and will continue to require, a great deal of management time and the expenditure of large amounts of money. This expansion will require, among other things:

     - identification of sites for new facilities;

     - negotiation and consummation of agreements to lease the properties;

     - construction of facilities;

     - purchase and installation of equipment;

     - recruiting required staff; and

     - interconnection with our network.

     Any delay in the completion of our new network or facilities may make us less attractive to future customers and may hamper our ability to retain our current customers, which in turn could adversely affect our entire business.

WE CANNOT ASSURE YOU THAT OUR TELECOMMUNICATION PROVIDERS WILL CONTINUE TO SERVICE US OR THAT WE COULD REPLACE THEM ON COMPARABLE TERMS, OR AT ALL.

     Our existing network relies entirely on a limited number of third party data communications and telecommunications providers. These carriers are subject to price constraints, including tariff controls, that in the future may be relaxed or lifted. Price increases or the lack of service availability could have a material and adverse effect on the costs of maintaining our network and our ability to maintain or grow our business.

IF WE FAIL TO MAINTAIN ADEQUATE PEERING RELATIONSHIPS OUR OPERATING COSTS WILL INCREASE.

     The Internet includes a number of Internet service providers that operate their own networks and connect with each other at various points under arrangements known as "peering" arrangements. It is more costly and less efficient to operate a network without peering arrangements. Consequently, we must maintain peering relationships to maintain high network performance levels without having to pay excessive amounts for the transmission of data. These arrangements are not subject to regulation and the terms, conditions and costs can be changed by the provider over time. While we currently have agreements to peer with more than 200 organizations that represent over 550 peering connections, we may not be able to maintain a favorable cost structure for data transmission with our peering partners.

WE ARE JUST BEGINNING TO EXPAND INTO INTERNATIONAL MARKETS AND MAY NOT BE SUCCESSFUL IN THESE EFFORTS.

     Prior to 1999, we operated only in the New York City area. We began operations in Santa Clara, California in June, 1999 and in London in July, 1999. In addition, we recently established points of presence or network access points in Chicago, Washington D.C., Amsterdam, Frankfurt, Geneva, Milan, Paris and Stockholm. Because we have limited experience operating in markets outside the United States, we may have difficulty adapting our products and services to different market needs. We may also be unsuccessful in our efforts to market and sell these products and services to customers abroad. In addition, we may find it more difficult and expensive to hire and train employees and to manage international operations together with our United States operations. If we fail to successfully address these risks, our international expansion may be materially and adversely affected.

WE MAY NOT BE ABLE TO OBTAIN COMPUTER HARDWARE AND SOFTWARE ON THE SCALE AND AT THE TIMES WE NEED AT AN AFFORDABLE COST.

     We rely on outside vendors to supply us with computer hardware, software and networking equipment. We primarily buy these products from Cisco, Compaq and Sun Microsystems. Consequently, our expertise is concentrated in products from these manufacturers. We also rely on Cisco for network design and computer installation services. If we were unable over an extended period of time to obtain the products and services that we need on a timely basis and at affordable prices, it would have a material adverse effect on our business, financial condition and results of operations.

WE MAY MAKE INVESTMENTS OR ACQUISITIONS THAT ARE NOT SUCCESSFUL.

     We may make investments in or acquire complementary businesses, products, services or technologies, but we have very limited experience in these activities. Consequently, we are subject to the following risks:

     - we may not be able to identify suitable investment or acquisition candidates;

     - if we do identify suitable candidates, we may not be able to make investments or acquisitions on terms which prove advantageous;

     - acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain the operations, organization and procedures of Globix or the acquired business; and

     - we may not be able to retain key employees of the acquired companies or maintain good relations with its customers or suppliers.

BECAUSE WE ARE DEPENDENT ON COMPUTER SYSTEMS, A SYSTEMS FAILURE WOULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS.

     Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain most of our computer systems in our new facilities in New York City, London and Santa Clara, California. While we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We also lease telecommunications lines from local, regional and national carriers, whose service may be interrupted. Our business, financial condition and results of operations could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

IF OUR SECURITY MEASURES ARE INADEQUATE, OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS MAY BE ADVERSELY AFFECTED.

     We have taken measures to protect the integrity of our infrastructure and the privacy of confidential information. Nonetheless, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability.

     The security services that we offer in connection with our customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our products and services.

OUR BUSINESS DEPENDS ON THE CONTINUED GROWTH, USE AND IMPROVEMENT OF THE
INTERNET.

     Our products and services are targeted toward businesses which use the Internet. The Internet is subject to a high level of uncertainty and is characterized by rapidly changing technology, evolving industry standards, and frequent new product and service introductions. Accordingly, you should consider the risks and difficulties frequently encountered in new and rapidly evolving markets.

     Critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use, especially in the market we target. Despite growing interest in the many commercial uses of the Internet, many businesses have been deterred from purchasing Internet products and services for a number of reasons, including:

     - inadequate protection of the confidentiality of stored data and information moving across the Internet;

     - inconsistent quality of service;

     - inability to integrate business applications on the Internet;

     - the need to deal with multiple vendors, whose products are frequently incompatible; and

     - lack of availability of cost-effective, high-speed products and services.

     If Internet usage does not grow at the rates which we presently anticipate, our business, financial condition and results of operations will be materially and adversely affected.

SIGNIFICANT TECHNOLOGICAL CHANGES COULD RENDER OUR EXISTING PRODUCTS AND SERVICES OBSOLETE.

     We must adapt to our rapidly changing market by continually improving the responsiveness, functionality and features of our products and services to meet our customers' needs. If we are unable to respond to technological advances and conform to emerging industry standards in a cost-effective and timely basis, our business, financial condition and results of operations will be materially and adversely affected.

BECAUSE WE OFFER A BROAD RANGE OF GOODS AND SERVICES, WE ENCOUNTER COMPETITION FROM NUMEROUS OTHER BUSINESSES WHICH PROVIDE ONE OR MORE SIMILAR GOODS OR SERVICES.

     Competition for the Internet products and services that we provide is intense and we expect that competition will continue to intensify.

     Our competitors include other Internet service providers with a significant national or global presence that focus on business customers, such as DIGEX, Digital Island, Exodus, Global Crossing's Global Center, NaviSite, PSINet and UUNet.

     Our competitors also include telecommunications companies, such as AT&T, British Telecom, Cable & Wireless, Level 3, MCI WorldCom, Qwest and Sprint.

     Many of our existing competitors, as well as a number of potential new competitors, have:

     - longer operating histories;

     - greater name recognition;

     - larger customer bases;

     - larger networks;

     - more and larger facilities; and

     - significantly greater financial, technical and marketing resources.

     New competitors, including large computer hardware, software, media and other technology and telecommunications companies, may enter our market and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products and services. For example, telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions with an increase in the number of our customers, higher revenue from value-added services, cost reductions or otherwise. In addition, Internet access service businesses are likely to encounter consolidation in the near future, which could result in increased price and other competition.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

     The Year 2000 issue did not cause any apparent disruption to our business or, to the best of our knowledge, to any of our providers or others with which we do business. However, it is possible that unforeseen problems may still appear. We cannot predict what effect, if any, these problems may present to us.

CHANGES IN GOVERNMENT REGULATIONS RELATED TO THE INTERNET COULD RESTRICT OUR ACTIVITIES, EXPOSE US TO LIABILITY OR OTHERWISE ADVERSELY AFFECT OUR BUSINESS.

     There are an increasing number of laws and regulations pertaining to the Internet. These laws or regulations relate to liability for content and information received from or transmitted over the Internet, user privacy and security, taxation, enforcing online contracts, consumer protection and other issues concerning products and services. The government may also seek to regulate some aspects of our activities as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing copyright, trademark, trade secret, obscenity, libel, consumer protection, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

WE MAY BE LIABLE FOR VIOLATING THE INTELLECTUAL PROPERTY RIGHTS OF THIRD
PARTIES.

     Intellectual property rights, such as patents, technology, software, copyrights, trademarks and domain names, are very important to companies engaged in Internet-related businesses. We do not believe that the intellectual property important to the operation of our business, whether owned by us or licensed to us by a third party, infringes or violates the intellectual property rights of any other party. Nonetheless, a third party may bring a claim of infringement against us or any of our material suppliers and we may be forced to pay for a license to continue using the intellectual property. There is no guarantee that we could obtain such a license, or that it would be available on reasonable terms. Alternatively, we may be forced to defend ourselves against infringement claims in litigation, which would be costly and could result in our having to pay damages to third parties. We have taken steps contractually to limit our liability for the use of intellectual property licensed to us by third parties. However, there can be no guarantee that we have adequate protection.

WE MAY BE LIABLE FOR THE MATERIAL OUR CUSTOMERS DISTRIBUTE OVER THE INTERNET.

     The law relating to the liability of online service providers, private network operators and Internet service providers for content and information carried on or disseminated through their networks is currently unsettled. While we have taken steps contractually to limit our liability, we may become subject to legal claims relating to the content of the web sites we host. For example, lawsuits may be brought against us claiming that material inappropriate for viewing by young children can be accessed from the web sites we host. Claims could also involve matters such as defamation, invasion of privacy, copyright and trademark infringement. Internet service providers have been sued in the past, sometimes successfully, based on the material disseminated over their networks. We may take additional measures to reduce our exposure to these risks, which could be costly or result in some customers not doing business with us. In addition, defending ourselves against claims, or paying damage awards to third parties, could strain our management and financial resources.

WE MAY NOT BE ABLE TO PURCHASE YOUR NOTES UPON A CHANGE OF CONTROL.

     Upon the occurrence of specified change of control events, we are required to offer to purchase each holder's notes at a price of 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that holders may require us to purchase upon a change of control.

YOU MAY FIND IT DIFFICULT TO SELL YOUR NOTES.

     The old notes are eligible for trading in the Portal Market. There is no existing trading market for the new notes and we do not intend to apply for a listing or quotation of the notes on any securities exchange or stock market. No broker-dealer is obligated to engage in market-making activities with respect to the notes, and any such market-making undertaken may be discontinued at any time without notice. In addition, any market-making activity in the notes will be subject to the limits imposed under the Exchange Act. Accordingly, we cannot be sure that any market for the new notes will develop, that the holders of the new notes will be able to sell their notes or the prices at which any sales will be made. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than the exchange tender price of the old notes. Prevailing market prices from time to time will depend on many factors, including then existing interest rates, our operating results and cash flow and the market for similar securities.

     In addition, the liquidity of, and trading markets for, the new notes may be adversely affected by declines in the market for high-yield securities generally. A decline may aversely affect liquidity and trading markets independent of our financial performance or prospects.

WE HAVE BROAD DISCRETION IN THE ALLOCATION OF THE PROCEEDS OF THE SALE OF THE NOTES.

     We intend to use the net proceeds from the sale of the notes in February, 2000 to purchase any and all of our outstanding 13% senior notes pursuant to the tender offer, to expand and further develop our facilities and network, including adding SuperPOPs and backbone capacity, and for general corporate purposes. In addition, we may use a portion of the net proceeds to make investments in, or acquire, complementary businesses. We currently have no agreements with respect to any such transaction. As of the date of this prospectus, and except for the portion of proceeds used in connection with the purchase of our 13% senior notes, we cannot specify with certainty the particular uses for the net proceeds from the sale of the notes. Accordingly, our management will have broad discretion in the application of the net proceeds without prior stockholder approval. As a result, our success will be substantially dependent upon the discretion and judgment of our management.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Forward-looking statements in this prospectus include those relating to the expansion of our facilities of openings, the upgrading of our telecommunications infrastructure, our planned introduction of various new products and services, the possibility of acquiring complementary businesses, products, services and technologies and our ability to make required payments on our current and future debt instruments. Actual results, performance or achievements could differ materially from those contemplated by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the new notes offered in the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes in like principal amount, the terms of which are identical in all respects to the new notes except for transfer restrictions and registration rights. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness.

     The net proceeds from the sale of the old notes, after deducting the underwriting discounts and offering expenses, was approximately $579.0 million.

     We used $170.4 million of the net proceeds to pay the purchase price, exclusive of accrued and unpaid interest, for our 13% senior notes acquired pursuant to the tender offer. We will use the remainder of our net proceeds to expand and further develop our facilities and network, including adding SuperPOPs and backbone capacity, and for general corporate purposes, including possible acquisitions. Pending such uses, we expect to invest the net proceeds from the offering in short-term, investment grade instruments, certificates of deposits or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Globix as of December 31, 1999, based on common stock outstanding on that date of 33,921,708 shares:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the offering of the notes, after deduction of underwriting discounts and estimated offering expenses. It also gives effect to the purchase of all of our outstanding 13% senior notes with $170.4 million from the net proceeds from the sale of the old notes, the release of the $30.4 million of restricted cash previously held in escrow for the benefit of the holders of the 13% senior notes and the write-off of unamortized debt discount and issuance costs associated with those notes which has been recorded as an extraordinary item in connection with the completion of the tender offer.

     The capitalization information set forth in the table below is qualified by and should be read in conjunction with the more detailed consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                               AS
                                                               ACTUAL     ADJUSTED(1)
                                                              --------    ------------
                                                               (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities..........  164,951       603,999
  Restricted cash and investments...........................   37,677         7,229
  Total cash, cash equivalents, marketable securities, and
     restricted cash and investments........................  202,628       611,228
  Current portion of capital lease obligations..............    2,044         2,044
Long-term debt:
  Capital lease obligations, net of current portion.........    2,316         2,316
  13% Senior Notes, net of discount.........................  158,166            --
  12 1/2% Senior Notes......................................       --       600,000
Total long-term debt (including current portion)............  162,526       604,360
Redeemable convertible preferred stock......................   76,281        76,281
Stockholders' equity:
  Common stock, $.01 par value, 75,000,000 shares
     authorized, 33,921,708 shares issued and outstanding...      339           339
Additional paid-in capital..................................  155,969       155,969
Accumulated other comprehensive income......................   10,310        10,310
Accumulated deficit.........................................  (80,441)      (98,090)
Total stockholders' equity..................................   86,177        68,528
Total capitalization........................................  324,984       749,169
                                                              =======       =======

---------------
(1) The as adjusted data does not reflect a $21.0 million loan, secured by a first mortgage on the building at 139 Centre Street housing Globix's New York SuperPOP, which was entered into on January 25, 2000.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data for the years ended September 30, 1997, 1998 and 1999 are derived from our financial statements which have been audited by Arthur Andersen LLP, independent public accountants, and included elsewhere in this prospectus. The selected consolidated financial data for the nine months ended September 30, 1995 and the year ended September 30, 1996 are derived from our financial statements which have been audited by Arthur Andersen LLP, and are not presented separately in this prospectus. We changed our fiscal year end from December 31 to September 30 in 1995. Consequently, the 1995 fiscal year consisted of nine months. The selected consolidated statement of operations data for the three months ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1999 are derived from our unaudited consolidated financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for these periods. Interm periods are not necessarily indicative of results of operations for future periods. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes to these statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                             NINE MONTHS                                              THREE MONTHS ENDED
                                ENDED              YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                            SEPTEMBER 30,   ---------------------------------------   ------------------
                                1995         1996      1997       1998       1999      1998       1999
                            -------------   -------   -------   --------   --------   -------   --------
                                                       (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenue...................     $8,738       $10,374   $17,400   $ 20,595   $ 33,817   $ 5,929   $ 16,145
Operating costs and
  expenses:
  Cost of revenue.........      7,292         8,599    13,699     13,322     22,184     3,702     10,056
  Selling, general and
     administrative.......      1,247         3,244     6,036     10,696     36,495     5,566     19,695
  Depreciation and
     amortization.........         68           219       675      1,310      6,329       507      3,357
                               ------       -------   -------   --------   --------   -------   --------
          Total operating
            costs and
            expenses......      8,607        12,062    20,410     25,328     65,008     9,775     33,108
                               ------       -------   -------   --------   --------   -------   --------
Income (loss) from
  operations..............        131        (1,688)   (3,010)    (4,733)   (31,191)   (3,846)   (16,963)
Interest and financing
  expense.................        (73)         (356)     (177)    (8,376)   (18,386)   (4,917)    (5,469)
Interest income...........         --           121        72      1,953      6,192       944      1,621
Net income (loss).........     $   39       $(1,893)  $(3,115)  $(11,156)  $(43,385)  $(7,819)  $(20,811)
                               ======       =======   =======   ========   ========   =======   ========
OTHER FINANCIAL DATA:
Deficiency of earnings to
  fixed charges(1)........     $   --       $(1,923)  $(3,115)  $(12,254)  $(47,152)  $(8,584)  $(20,768)
EBITDA(2).................     $  199       $(1,469)  $(2,335)  $ (3,423)  $(24,862)  $(3,339)  $(13,606)
Capital expenditures......     $  150       $ 1,955   $ 1,542   $ 23,270   $ 83,434   $22,320   $ 10,031

                                             AS OF SEPTEMBER 30,                           AS OF
                         -----------------------------------------------------------    DECEMBER 31,
                             1995          1996       1997        1998        1999          1999
                              ($)           ($)        ($)        ($)         ($)           ($)
                         -------------    -------    -------    --------    --------    ------------
                                           (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE
  SHEET DATA:
Cash, cash equivalents
  and marketable
  securities...........        222          2,342      2,401      76,111     111,412       164,951
Restricted cash and
  investments..........         --            400        325      60,480      45,039        37,677
Working capital........        180          3,468      1,980      75,859     101,216       154,226
Total assets...........      2,962          7,810     11,025     182,266     302,518       357,717
Long term obligations
  (including current
  portion).............        123             39      1,258     161,489     163,093       162,526
Redeemable convertible
  preferred stock......         --             --         --          --          --        76,281
Stockholders' equity...        299          6,090      5,014       2,719     106,405        86,177

---------------
(1) Deficiency of earnings to fixed charges is defined as the difference between the pre-tax loss and the total of fixed charges. Fixed charges consist of interest charges and amortization of debt discount and offering costs, whether expensed or capitalized, and one-third of rental expense, which we believe to be representative of interest.

(2) EBITDA is earnings from operations before interest, taxes, depreciation and amortization. EBITDA is included because management believes that certain investors find it a useful tool for measuring a company's ability to service its debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. In addition, EBITDA should not be considered a substitute for net income or net loss or as an indicator of our operating performance or cash flow or as a measure of liquidity. This data should be examined in conjunction with our consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies calculate EBITDA in an identical manner.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read together with the consolidated financial statements and notes to the financial statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements based on Globix's current expectations, assumptions, estimates and projections about Globix and its industry. Globix's results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Globix was founded in 1989 as a value-added reseller primarily focused on providing custom computer hardware and software solutions for desktop publishing. By 1995, Globix recognized the growing demand by businesses for electronic information delivery and began to re-shape its corporate strategy to focus on offering Internet products and services. In early 1996, Globix raised net proceeds of approximately $7.4 million through an initial public offering of its common stock and subsequently began to offer Internet access products and services to business customers. In 1997, Globix expanded its product and service offerings beyond Internet access and began to offer a range of end-to-end Internet solutions designed to enable its customers to more effectively capitalize on the Internet as a business tool.

     In 1998, Globix undertook a major expansion plan in order to more aggressively pursue opportunities resulting from the tremendous growth of the Internet. In April 1998, Globix completed a $160.0 million offering of 13% senior notes to fund the expansion of its physical facilities and the acquisition and build-out of its network backbone. In 1999, Globix completed construction of the new state-of-the-art SuperPOP facilities in New York City, London and Santa Clara, California and began operations at each facility. These new SuperPOPs increased Globix's total Internet data center capacity to approximately 63,000 square feet.

     In March 1999, Globix completed a public offering of 16,000,000 shares of its common stock, resulting in proceeds to Globix, after expenses, of approximately $136.6 million. The proceeds from that offering are being used to fund the continued expansion of Globix's facilities and network and for general corporate purposes.

     Globix reports its results of operations in two operating segments: the "Internet Division" and the "Server Sales and Integration Division." The Internet Division provides dedicated Internet access, hosting, co-location, application services (such as streaming media, electronic commerce, and collaborative and messaging solutions) and solutions architecture and system administration. The Server Sales and Integration Division provides Internet-related hardware and software sales and systems and network integration. Revenue from the Internet Division has grown significantly as a percentage of total revenue, increasing from 6% in 1996 to 43% as of December 31, 1999. Globix expects that Internet Division revenues will continue to grow both absolutely and as a percentage of total revenues.

     Globix continues to derive a substantial portion of its total revenues from sales of third-party hardware and software, including workstation web and database servers, network equipment, and server and application software. Globix intends to continue to offer higher-margin workstation, server and software components as a complement to its Internet solutions. Globix maintains a limited inventory of hardware and software and typically purchases such products from third-party vendors only after receipt of a customer order. The second largest component of Globix's total revenues is from dedicated Internet access services to business customers. Globix's Internet access customers typically sign one or two-year contracts that provide for fixed, monthly-recurring service fees and a one-time installation fee. Globix also derives revenues from hosting and co-location services based upon its customers' bandwidth requirements, including charges for fixed amounts of bandwidth availability and incremental fees for additional bandwidth use. In addition to fees based on bandwidth, Globix charges its co-location customers monthly fees for the use of its physical facilities. Globix's hosting and co-location contracts typically range from one to two years. Application services are charged on a monthly, fixed price or time and materials basis.

     Cost of revenues for the Server Sales and Integration Division consist primarily of acquisition costs of third-party hardware and software. Cost of revenues for the Internet Division consist primarily of telecommunications costs for Internet access, hosting and co-location customers and direct labor costs for application services. Telecommunications costs include the cost of providing local telephone lines into the Globix SuperPOP, costs related to the use of third-party networks, and costs associated with leased lines. Cost of revenues for the Internet Division also include labor and overhead costs for the personnel performing application services, including the cost of project management, quality control and project review.

     Selling, general and administrative expenses consist primarily of sales and marketing personnel and related occupancy costs; advertising costs; salaries and occupancy costs for executives, financial and administrative personnel; and personnel recruitment and related operating expenses associated with network operations, customer service and field services. Globix has recently hired a number of members of its senior management. Globix continues to hire a significant number of additional personnel to staff its three new SuperPOP facilities and to expand its sales and marketing, network operations, customer service and field services personnel. Accordingly, Globix expects selling, general and administrative expenses to continue to significantly increase for the foreseeable future.

     Depreciation and amortization expense increased significantly in fiscal 1999 due to the expansion of the SuperPOP facilities. Globix depreciates its capital assets on a straight-line basis over the useful life of the assets, ranging from 5 to 40 years. Globix began to recognize depreciation expense in the year ended September 30, 1999 for its new SuperPOPs in New York, London and Santa Clara, California upon commencement of operations at each of these facilities. In addition, Globix amortizes debt discount and issuance costs associated with its debt offerings over the life of those offerings using the effective interest method.


     Globix historically has experienced negative cash flow from operations and has incurred net losses. Globix's ability to generate positive cash flow from operations and achieve profitability is dependent upon Globix's ability to continue to grow its revenue base and achieve further operating efficiencies. For the years ended September 30, 1997, 1998 and 1999, Globix generated positive(negative) cash flows from operations of approximately $(2.5) million, $0.1 million and $(36.9) million, respectively, and incurred net losses of approximately $3.1 million, $11.2 million and $43.4 million, respectively. Globix expects to continue to experience negative cash flow from operations and to incur net losses as a result of its significant investment in the expansion of its network and facilities, the hiring of additional personnel and the interest expense related to the notes. As of December 31, 1999, Globix had an accumulated deficit of approximately $80.4 million.

SEGMENT INFORMATION

     Globix's activities fall within two reporting segments: the Internet Division and the Server Sales and Integration Division. The following table sets forth segment information for the years ended September 30, 1997, 1998 and 1999 and the three months ended December 31, 1998 and 1999:

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED SEPTEMBER 30,            DECEMBER 31,
                                       -------------------------------    --------------------
                                        1997        1998        1999        1998        1999
                                       -------    --------    --------    --------    --------
                                                       (DOLLARS IN THOUSANDS)
Revenues:
  Internet...........................  $ 2,414    $  6,448    $ 13,033    $  2,280    $  6,956
  Server sales and integration.......   14,986      14,147      20,784       3,649       9,189
                                       -------    --------    --------    --------    --------
  Consolidated.......................  $17,400    $ 20,595    $ 33,817    $  5,929    $ 16,145
                                       =======    ========    ========    ========    ========
Operating income (loss):
  Internet...........................  $   (84)   $  1,146    $(13,001)   $   (740)   $ (8,618)
  Server sales and integration.......     (379)        721       1,019          38       1,043
  Corporate..........................   (2,547)     (6,600)    (19,209)     (3,144)     (9,388)
                                       -------    --------    --------    --------    --------
  Consolidated.......................  $(3,010)   $ (4,733)   $(31,191)   $ (3,846)   $(16,963)
                                       =======    ========    ========    ========    ========
Identifiable assets:
  Internet...........................  $ 2,105    $  7,808    $ 57,503    $ 25,413    $ 56,899
  Server sales and integration.......    5,782       3,732       6,074       3,614       7,068
  Corporate..........................    3,138     170,726     238,941     155,874     293,750
                                       -------    --------    --------    --------    --------
  Consolidated.......................  $11,025    $182,266    $302,518    $184,901    $357,717
                                       =======    ========    ========    ========    ========

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of operations data for the years ended September 30, 1997, 1998 and 1999 and the three months ended December 31, 1998 and 1999 as a percentage of total revenues. This information should be read in conjunction with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                              THREE MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                                  ------------------------    ------------------
                                                  1997     1998      1999      1998       1999
                                                  -----    -----    ------    -------    -------
                                                       (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  Internet......................................   13.9%    31.3%     38.5%     38.5%      43.2%
  Server sales and integration..................   86.1     68.7      61.5      61.6       56.8
                                                  -----    -----    ------    ------     ------
  Total revenues................................  100.0%   100.0%    100.0%    100.0%     100.0%
                                                  -----    -----    ------    ------     ------
Costs and expenses:
  Cost of revenues..............................   78.7     64.7      65.6      62.4       62.2
  Selling, general and administrative...........   34.7     51.9     108.0      93.9      122.0
  Depreciation and amortization.................    3.9      6.4      18.6       8.6       20.8
                                                  -----    -----    ------    ------     ------
Total costs and expenses........................  117.3    123.0     192.2     164.9      205.0
                                                  -----    -----    ------    ------     ------
Loss from operations............................  (17.3)   (23.0)    (92.2)    (64.9)    (105.0)
Interest and financing (expense) income, net....   (0.6)   (31.2)    (36.2)    (67.0)     (23.9)
                                                  -----    -----    ------    ------     ------
Net loss........................................  (17.9)%  (54.2)%  (128.4)%  (131.9)%   (128.9)%
                                                  =====    =====    ======    ======     ======

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth quarterly consolidated statement of operations data for the periods indicated. The quarterly consolidated statement of operations data is derived from our unaudited financial statements, which in management's opinion has been prepared on substantially the same basis as our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. Our quarterly results of operations are not necessarily indicative of our results of operations for any future period.

                                                         THREE MONTHS ENDED
                             --------------------------------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                               1998        1998         1998            1998         1999        1999
                             ---------   --------   -------------   ------------   ---------   --------
                                                       (DOLLARS IN THOUSANDS)
QUARTERLY CONSOLIDATED
STATEMENT OF OPERATIONS
DATA:
Revenues:
  Internet.................   $1,441     $ 1,637       $ 2,042        $ 2,281       $ 2,711    $ 3,374
  Server sales and
    integration............    2,911       4,059         3,765          3,648         4,375      6,007
                              ------     -------       -------        -------       -------    -------
    Total revenues.........    4,352       5,696         5,807          5,929         7,086      9,381
Cost of revenues:
  Internet.................      401         399           397            565           803      1,377
  Server sales and
    integration............    2,343       3,401         3,267          3,137         3,673      5,055
                              ------     -------       -------        -------       -------    -------
    Total cost of
      revenues.............    2,744       3,800         3,664          3,702         4,476      6,432
Total operating expenses...    2,134       3,406         4,615          6,073         8,367     10,141
Loss from operations.......     (526)     (1,510)       (2,472)        (3,846)       (5,757)    (7,192)
                              ------     -------       -------        -------       -------    -------
Net loss...................   $ (588)    $(4,070)      $(6,217)       $(7,819)      $(9,650)   $(8,809)
                              ======     =======       =======        =======       =======    =======

                                  THREE MONTHS ENDED
                             ----------------------------
                             SEPTEMBER 30,   DECEMBER 31,
                                 1999            1999
                             -------------   ------------
                                (DOLLARS IN THOUSANDS)
QUARTERLY CONSOLIDATED
STATEMENT OF OPERATIONS
DATA:
Revenues:
  Internet.................    $  4,667        $  6,956
  Server sales and
    integration............       6,754           9,189
                               --------        --------
    Total revenues.........      11,421          16,145
Cost of revenues:
  Internet.................       1,906           2,539
  Server sales and
    integration............       5,668           7,517
                               --------        --------
    Total cost of
      revenues.............       7,574          10,056
Total operating expenses...      18,243          23,052
Loss from operations.......     (14,396)        (16,963)
                               --------        --------
Net loss...................    $(17,107)       $(20,811)
                               ========        ========

THREE MONTHS ENDED DECEMBER 31, 1999 AS COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 1998

     Revenues. Total revenues for the three months ended December 31, 1999 increased 172% to $16.2 million from $5.9 million for the three months ended December 31, 1998. Revenues from the Server Sales and Integration Division for the three months ended December 31, 1999 increased 152% to $9.2 million from $3.7 million for the three months ended December 31, 1998. Revenues from the Internet Division increased 205% to $7.0 million for the three months ended December 31, 1999 from $2.3 million for the three months ended December 31, 1998. This increase was primarily attributable to the expansion of our available data center space, increased marketing efforts and our addition of new sales and technical staff. The increase in percentage of Internet Division revenues as a percentage of total revenues reflected our continued shift in product mix toward Internet related sales.

     Selling, General and Administrative. Selling, general and administrative expenses for the three months ended December 31, 1999 were $19.7 million or 122% of total revenues as compared to $5.6 million or 93.9% of total revenues for the three months ended December 31, 1998. This increase in absolute dollars and as a percentage of total revenues was primarily attributable to an increase in employees and marketing costs. The number of full time employees increased from 211 as of December 31, 1998 to over 520 as of December 31, 1999. Salaries and benefit costs increased from $3.1 million for the three months ended December 31, 1998 to $10.4 million for the three months ended December 31, 1999. In addition, we increased expenditures in advertising from $1.1 million for the three months ended December 31, 1998 to $3.3 million for the three months ended December 31, 1999.

     Interest and Financing Expense and Interest Income. The increase in interest expense to $5.4 million for the three months ended December 31, 1999 from $4.9 million for the three months ended December 31, 1998 is a result of increased debt financing and related costs. We are amortizing debt discount and issuance costs of $8.9 million relating to the $160.0 million debt financing over seven years using the effective interest method. The increase in interest income to $1.6 million for the three months ended December 31, 1999 reflects the increased cash position derived from the net proceeds of the March 1999 equity financing and the December 1999 issuance of the Series A Convertible Preferred Stock.

     Depreciation and Amortization. Depreciation and amortization increased to $3.3 million for the three months ended December 31, 1999 as compared to $0.5 million for the three months ended December 31, 1998. The increase was primarily related to property and equipment purchased for use in the Internet Division.

     Net Loss and Losses Per Share. As a result of the above, we reported a net loss of $20.8 million and a $21.3 million loss attributable to common stockholders or $0.64 per share for the three months ended December 31, 1999 as compared to a net loss of $7.8 million or $0.47 per share for the three months ended December 31, 1998.

YEAR ENDED SEPTEMBER 30, 1999 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1998

     Revenue. Total revenue for the year ended September 30, 1999 increased 64.2% to $33.8 million from $20.6 million for the year ended September 30, 1998. Revenue from the Internet Division for the year ended September 30, 1999 increased 102% to $13.0 million from $6.4 million for the year ended September 30, 1998. This increase was primarily attributable to the opening of our three new SuperPOP facilities and the related increase in the number of customers to which we provide Internet connectivity, hosting and co-location services. Also contributing to the increase is an improvement in the average annual revenue realized per new business customer and an increase in the business account retention rate. Revenue from the Server Sales and Integration Division increased 47% to $20.8 million for the year ended September 30, 1999 from $14.1 million for the year ended September 30, 1998. This increase was primarily attributable to a planned shift in product mix toward higher priced and higher margin products. The increase in Internet Division revenues as a percentage of total revenues reflects our continued shift in product mix toward Internet related sales.

     Cost of Revenue. Cost of revenue for the year ended September 30, 1999 was $22.2 million or 65.6% of total revenues as compared to $13.3 million or 64.7% of total revenues for the year ended September 30, 1998. The increase in cost of revenue was primarily attributable to an increase in data transmission costs because of higher network operating and maintenance expenses associated with the expansion of the network backbone. As utilization of the network increases in future years, we expect to realize a reduction in per unit data transmission costs due to the network's scalability and fixed cost structure.

     Selling, General and Administrative. Selling, general and administrative expenses for the year ended September 30, 1999 were $36.5 million or 108% of total revenues as compared to $10.7 million or 51.9% of total revenues for the year ended September 30, 1998. Approximately $14.0 million or 56% of the increase was attributable to an increase in sales and marketing, engineering, training and administration personnel necessitated by the growth in Internet-related operations. The number of employees increased from approximately 170 as of September 30, 1998 to approximately 450 as of September 30, 1999. Marketing expenses increased to $4.8 million for the year ended September 30, 1999 from $1.3 million for the year ended September 30, 1998. The marketing increase is primarily attributable to costs related to a branding and advertising campaign.

     Interest and Financing Expense and Interest Income. The increase in interest expense is a result of interest costs associated with the 13% senior notes being recorded for a full year in fiscal 1999. This interest expense was partially offset by an increase in interest income related to the increased cash position derived from the net proceeds of the public equity offering in March 1999. We amortized debt discount
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and issuance costs of $8.9 million associated with the 13% senior notes over seven years using the effective interest method.

     Depreciation and Amortization. Depreciation and amortization increased to $6.3 million for the year ended September 30, 1999 as compared to $1.3 million for the year ended September 30, 1998. The increase was primarily related to the construction costs and equipment purchased for the network infrastructure enhancements of the three SuperPOP facilities during the year ended September 30, 1999. We anticipate that our depreciation and amortization expenses will continue to increase significantly as we expand our network and data centers.

     Net Loss and Loss Per Share. As a result of the above, we reported a net loss of $43.4 million or $1.73 per share for fiscal 1999 as compared to a net loss of $11.2 million or $0.77 per share for the year ended September 30, 1998.

YEAR ENDED SEPTEMBER 30, 1998 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1997

     Revenues. Total revenues for the year ended September 30, 1998 increased 18.4% to $20.6 million from $17.4 million for the year ended September 30, 1997. Revenues from the Server Sales and Integration Division for the year ended September 30, 1998 decreased 5.6% to $14.1 million from $15.0 million for the year ended September 30, 1997. This decrease was primarily attributable to lower unit sales partially offset by a planned shift in product mix toward higher priced and higher margin products. Revenues from the Internet Division increased 167.1% to $6.4 million for the year ended September 30, 1998 from $2.4 million for the year ended September 30, 1997. This increase was primarily attributable to an increase in the number of customers to which we provided Internet access services. The increase in percentage of Internet Division revenues as a percentage of total revenues reflected our shift in product mix toward Internet-related sales.

     Cost of Revenues. Cost of revenue for the year ended September 30, 1998 was $13.3 million or 64.7% of total revenues as compared to $13.7 million or 78.7% of total revenues for the year ended September 30, 1997. The decrease in cost of revenue in absolute dollars and as a percentage of total revenues was primarily a result of an increase in higher margin Internet revenues as a percentage of total revenue.

     Selling, General and Administrative. Selling, general and administrative expenses for the year ended September 30, 1998 were $10.7 million or 51.9% of total revenues as compared to $6.0 million or 34.7% of total revenues for the year ended September 30, 1997. This increase in absolute dollars and as a percentage of total revenues was primarily attributable to an increase in sales and marketing, engineering, training and administration personnel necessitated by the growth in Internet-related operations. The number of employees increased from 90 as of September 30, 1997 to approximately 170 as of September 30, 1998. We increased expenditures in advertising from $325,000 for the year ended September 30, 1997 to $1.3 million for the year ended September 30, 1998.

     Interest and Financing Expenses and Interest Income. Interest expense for the year ended September 30, 1998 was $8.4 million as compared to $0.2 million for the year ended September 30, 1997. The increase in interest expense is a result of the 13% senior notes completed in April 1998. The increase in interest income reflects the increased cash position derived from the net proceeds of the 13% senior notes. We amortized debt discount and issuance costs of $8.9 million associated with the 13% senior notes over seven years.

     Depreciation and Amortization. Depreciation and amortization increased to $1.3 million for the year ended September 30, 1998 as compared to $675,000 for the year ended September 30, 1997. The increase was primarily related to equipment purchased for use in the Internet Division during the year ended September 30, 1998.

     Net Loss and Loss Per Share. As a result of the above, we reported a net loss of $11.2 million or $0.77 per share for fiscal 1998 as compared to a net loss of $3.1 million or $0.25 per share for the year ended September 30, 1997.
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LIQUIDITY AND CAPITAL RESOURCES

     We have historically had losses from operations, which have been funded primarily through borrowings, including capital lease financings from vendors and financial institutions, and through the issuance of debt and equity securities. In fiscal 1999, we received net proceeds of approximately $136.6 million from equity financings.

     On December 3, 1999, Globix issued $80.0 million in new Series A convertible preferred stock to affiliates of Hicks, Muse, Tate & Furst Incorporated to expand our build-out of SuperPOPs and other facilities. The preferred stock is convertible at $10.00 per share into common stock at any time and cannot be called for redemption for five years. Under the agreement, the Series A convertible preferred stock is subject to mandatory redemption in 2014 and yields an annual dividend rate of 7.5% payable quarterly in cash or additional preferred stock at the option of Globix. As a result of this investment, Hicks Muse beneficially owns approximately 19% of Globix's outstanding common stock on an as-converted basis.

     As of December 31, 1999, we had $202.6 million of cash, cash equivalents, restricted cash, restricted investments and marketable securities. At December 31, 1999, we had working capital of approximately $154.2 million, as compared to working capital of approximately $101.2 million at September 30, 1999. Working capital increased $53.0 million primarily because of the $75.6 million net proceeds from the convertible preferred stock offering partially offset by the net loss of $20.8 million (including $3.4 million of non-cash depreciation and amortization expense and approximately $0.2 million of non-cash amortization of debt discount and issuance costs).

     On February 8, 2000, Globix commenced a tender offer to purchase for cash any and all of its outstanding 13% senior notes due 2005, $160.0 million in principal amount. The purchase price in the tender offer was 106.5% of the principal amount, plus accrued and unpaid interest. Concurrent with the offering of the old notes, Globix received the consent of the beneficial holders of a majority of the outstanding 13% senior notes to amend the indenture to eliminate most of the restrictive covenants governing the 13% senior notes. A supplemental indenture reflecting these amendments to the indenture was executed on February 4, 2000.

     On February 8, 2000, we received net proceeds of approximately $582.0 million (exclusive of transaction costs) from the issuance of the notes.

     The tender offer closed in March 2000 and 100% of the $160.0 million principal amount 13% senior notes were tendered to Globix for purchase. Globix purchased these 13% senior notes with $170.4 million from the net proceeds from the sale of the old notes.

     We believe that with the net proceeds from the notes offering, combined with cash flows from operations and available credit facilities and capital lease financings, we have sufficient cash to meet currently anticipated working capital and capital expenditure requirements at least through March 31, 2001.

CONVERSION TO THE EURO

     On January 1, 1999, eleven of the fifteen member countries of the European Union established a fixed conversion rate between their existing sovereign currencies and a new currency called the "Euro." These countries have agreed to adopt the Euro as their common legal currency on that date. The Euro trades on currency exchanges and is available for non-cash transactions. Thereafter and until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the Euro is scheduled to replace the sovereign legal currencies of these countries.

     Globix's international expansion to date has been primarily in the United Kingdom, which has not adopted the Euro. Globix does not anticipate that the implementation of the Euro will have a material adverse effect on its business operations as the operations of Globix expands into other European countries. However, there are no assurances that the implementation of the Euro will not have a material adverse affect on Globix's business, financial condition and results of operations. In addition, Globix cannot accurately predict the impact the Euro will have on currency exchange rates or Globix's currency exchange risk.

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                                    BUSINESS

     We are a leading full-service provider of sophisticated Internet solutions to businesses. Our solutions include secure and fault-tolerant Internet data centers, high performance network connectivity to the Internet, hosting and support for complex Internet-based applications. These three major elements of our total Internet solution combine to provide our customers with the ability to create operate and scale their increasingly complex Internet operations in a cost-efficient manner.

     Our customers primarily use our products and services to maintain complex computer equipment in a secure fault-tolerant environment with connectivity to a high-speed, high-capacity, direct link to the Internet and to support complex Internet applications. We currently offer our products and services from our new SuperPOP facilities in New York City, London and Santa Clara, California. Our teams of account managers, computer system and network engineers and customer support specialists are located at each SuperPOP. Our strong local market presence enables us to evaluate the needs of our customers and quickly respond with tailored solutions. We also provide our customers the ability to outsource the systems administration and technical management of their Internet presence. Our products are flexible and scaleable, allowing us to modify the size and breadth of the services we provide. We believe that our ability to offer a broad range of Internet products and services, combined with our local sales and support professionals and high performance Internet data center facilities and network, differentiates us from our competitors.

INDUSTRY OVERVIEW

     The Internet has experienced rapid growth and has emerged as a global medium for communications and commerce. Internet access and value-added Internet services represent two of the fastest growing segments of the telecommunications services market. The Internet's growth is driven by a number of factors, including the large and increasing number of personal computers in the office and in the home linked to the Internet, advances in network designs, increased availability of Internet-based software and applications, the emergence of useful content and electronic commerce technologies, and convenient, fast and inexpensive Internet access. According to Dataquest/Gartner Group, an independent research firm, the total number of Internet users worldwide reached approximately 129 million in 1998 and is forecast to increase to approximately 404 million by 2003. According to Dataquest, total worldwide Internet service provider revenues, including both corporate and residential access, are projected to grow from approximately $17.0 billion in 1998 to approximately $49.4 billion in 2003. Forrester Research, another independent research firm, has estimated that the number of U.S. enterprises online will increase from approximately 1.8 million in 1998 to approximately 4.3 million in 2003.

     Businesses initially established corporate Internet sites as a means to improve internal and external corporate communications. Today, businesses are increasingly utilizing the Internet for functions critical to their core business strategies, such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses as it enables them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a web site. Internet access provides companies with a basic gateway to the Internet, allowing them to transfer e-mail, access information, and connect with employees, customers and suppliers. Dataquest predicts that worldwide corporate Internet access revenues will grow 27% annually from approximately $6.9 billion in 1998 to approximately $22.7 billion in 2003. A web site provides a company with a tangible identity and interactive presence on the Internet, allowing it to post company information and automate business processes of providing product information, order entry and customer service. According to International Data Corp., revenues in the United States from value-added Internet services, such as electronic commerce and security services, will grow 34% annually from approximately $3.0 billion in 1998 to approximately $12.9 billion in 2003. Forrester Research has estimated that the market for managed web site hosting in the United States will grow from less than $1.0 billion in 1998 to over $14.0 billion in 2003. Dataquest predicts Europe will experience similar strong growth, with corporate Internet access revenue increasing 40% annually from approximately $1.7 billion in 1998 to approximately $9.1 billion in 2003.
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

     To ensure the quality, reliability and availability of their Internet operations, corporate information technology departments make substantial investments in developing Internet expertise and infrastructure. Information technology groups are challenged by the need to implement their organizations' Internet business strategy, adopt new and rapidly changing technologies and continuously update content. The implementation, establishment and maintenance of these solutions require significant technical expertise in electronic commerce systems, security and privacy technologies, application and database programming, mainframe and legacy system integration technologies and advanced user interface and multimedia production.

     Many businesses have chosen to outsource Internet application development, implementation and support, particularly the hosting and management of their Internet-based applications, to increase performance, provide continuous operation and reduce Internet operating expenses. This follows an overall movement toward outsourcing of information technology services. According to Forrester Research, businesses in the United States are now spending approximately 25% of their overall information technology budgets on external service providers.

     The rapidly growing need for Internet access and other Internet products and services has resulted in a highly fragmented industry with the proliferation of Internet service providers operating worldwide as well as within the United States. These ISPs primarily consist of large national and global ISPs and smaller local and regional ISPs. Large national and global ISPs generally focus on Internet access and rely on indirect sales, telemarketing and remote network operation centers to serve their customers. These large national and global ISPs typically do not offer a full range of services. Smaller local or regional ISPs typically focus on serving their local market and lack the resources to provide and support a full range of Internet products and services. Accordingly, Globix believes that the needs of businesses for comprehensive Internet products and services are not being met by the larger national and global or smaller local and regional ISPs that constitute most of Globix's competitors.

THE GLOBIX SOLUTION -- PRODUCTS AND SERVICES

     Globix provides its customers with a comprehensive range of Internet solutions. Many of Globix's customers do not have the network infrastructure or Internet expertise to build, maintain and support critical Internet operations. Globix's comprehensive range of products and services enable its customers to address their needs cost-effectively without having to assemble products and services from different suppliers, Internet service providers and information technology firms, thereby significantly increasing the customer's ability to take advantage of the Internet on a timely basis. Key components of the Globix solution are:

  Globix Facilities

     Internet Data Centers. Globix operates state-of-the-art SuperPOP facilities in New York City, London and Santa Clara, California, which have increased its aggregate Internet data center capacity to approximately 63,000 square feet:

     - 160,000 square foot facility located in New York City containing a 24,000 square foot Internet data center;

     - 62,000 square foot facility located in Santa Clara, California containing a 23,000 square foot Internet data center; and

     - 35,000 square foot facility located in London's West End district containing a 14,000 square foot Internet data center.

     The SuperPOP facilities include:

     Electrical Infrastructure. The Globix electrical infrastructure consists of two major components: a distribution system and an emergency power generation system. The distribution system is based on redundant diverse distributed components consisting of demarcation power, power distribution units, static

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transfer switches, uninterruptible power supplies, and a utility service bus.
The emergency power system consists of automatic transfer devices, emergency service bus, and emergency power generation. The Globix grounding and bonding system is designed and installed to exceed the Telecommunications Industry Association standards.

     Precision Environmental Control Systems. Globix utilizes a closed loop heat rejection system for environmental control. A closed loop system differs from an open system in the way rejection is handled. In a closed loop system the water used for heat rejection is circulated through a closed piping system and large coils on heat rejection equipment cool the water. In an open system the water is partially evaporated at a cooling tower to cool the water and must be replenished constantly. While open loop systems are more economical to install and operate, they will not function if the evaporated water is not replaced. In the event of a water main outage, Globix can continue to operate because it uses a closed loop system. The environmental control units maintain an average space temperature of 72 degreesF at 50% relative humidity. Air filtration is accomplished by the use of both pre-filters and high efficiency air filters.

     FM-200 Fire Suppression System. The Globix FM-200 fire suppression systems consist of both above and below raised floor detection systems, a central control panel, abort stations, and FM-200 agent storage containers. The detection system is capable of detecting a fire condition prior to a visible smoke condition.

     Comprehensive Security System. The Globix security system incorporates distributed control with central monitoring located within the security center. The use of distributed control with central monitoring prevents tampering at any given point in the system without at least one other system being aware of the tamper. The three components of the Globix security system are a comprehensive state-of-the-art security system, trained security personnel, and closed circuit television cameras. All primary entry and egress points have card access readers installed. All Internet data center and support system area entries have fingerprint biometric access devices installed. In addition, Globix security personnel staff the facilities 24x7 while roving security personnel patrol the exterior of the premises.

     Co-Location. Globix offers co-location solutions for customers who choose to own and maintain their own servers, but require the physically secure, climate-controlled environment of the Globix Internet data centers. A Globix customer can choose to co-locate in a cabinet, a cage or a GLOBOX(TM), Globix's proprietary secured cage. A data cabinet, the smallest co-location service offering, can house multiple servers. The cabinet is locked and outfitted for multiple, redundant network hand-offs and two power feeds. A cage serves the needs of a larger enterprise usually deploying the most complex solutions. The cage is fabricated out of 12-gauge wire mesh, and is also secure with multiple hand-offs. The GLOBOX co-location offering is identical to the cage except that its walls are solid, two-ply steel and is available with a variety of security devices for the client demanding the highest security and anonymity.

     All co-location customers are furnished with two Globix ID badges, identifying them as Globix customers, and giving them 24x7 access to their equipment in our Internet data centers. This allows the customers to administer, upgrade and maintain their own equipment on their own time schedule. Alternatively, the customers can outsource the systems administration and maintenance of their site. Globix supports a number of leading Internet hardware and software platforms, including those from Check Point Software, Cisco, Compaq, Microsoft, Netscape, Storage Technologies and Sun Microsystems. This multi-vendor flexibility enables Globix to offer its clients a broad range of technology best suited to serve their particular needs.

  Globix Network

     Network Infrastructure. The Globix network infrastructure is designed to meet the service and quality requirements of businesses executing Internet-based strategies. Globix's network infrastructure is designed for high availability, low latency, and resiliency. Globix has instituted a general policy of keeping its network infrastructure capacity significantly underutilized. This allows for traffic spikes such as those created during large live streaming media events or sudden increases in customer usage. Globix is one of a select few service providers that uses global "cold-potato" routing. Cold-potato routing is a technique
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whereby Globix's network equipment listens to additional routing information supplied by its peers. By using this information, the Globix infrastructure carries the traffic on its network to the common peering or traffic exchange point nearest the origination point of the traffic request. This insures the traffic is carried on a Globix-controlled network to the greatest extent possible and therefore does not suffer from the congestion or high latency of public networks.

     Backbone. The Globix backbone is based on Asynchronous Transfer Mode technology that is designed for the high-speed transfer of data and offers a variety of quality of service options. Our ATM backbone rides over a protected synchronous optical network. The current Globix domestic backbone connects the SuperPOPs and backbone POPs with a ring topology. The London SuperPOP is connected to Globix's domestic backbone by a protected transatlantic connection. The total carrying capacity of the Globix backbone is 2.2 Gbs with a current sustained utilization of 225 Mbs. Each of these POPs is connected to the Globix backbone by multiple fault-tolerant connections. In addition, Globix connects to numerous network access points, commercial Internet exchanges, and other Internet, application, and network service providers. These connections are provided by multiple carriers over diverse connections to diminish the negative impact of the loss of a single connection.

     Peering. Globix has established peering relationships with other Internet, application, and network service providers. These peering relationships take the form of either public or private peering. Public peering takes place at a network access point or commercial Internet exchange, designed for the exchange of network traffic between two service providers. Private peering involves an agreement between two service providers allowing traffic to pass between each other's networks by using connections that do not have to traverse the public Internet or public peering points. Globix currently has agreements to peer with more than 200 organizations that represent over 550 peering connections, making it one of the largest peering Internet networks. Globix's current backbone connects to points of presence at the following network access points and commercial Internet exchanges: MAE-East ATM, MAE-West ATM, MAE-East FDDI, MAE-West FDDI, Ameritech NAP, Sprint NAP, Pacific Bell NAP, NASA Ames, NYIIX, LINX, LoNAP, D-GIX, AMSIX, deCIX, MIXITA, SFINX and CIXP.

     Network Operations. Globix has constructed a global operations center located at the SuperPOP in New York City. The global operations center serves as the command, control and communications center for all of Globix's network operations, customer support centers, and points of presence. The global operations center is staffed 24x7 by teams dedicated to maintaining the highest quality of service. Network administrators located in the global operations center monitor Globix's entire network infrastructure. The network administrators are able to identify and correct network problems either themselves or by dispatching system engineers located at Globix's customer support centers. The global operations center utilizes state-of-the-art equipment and technologies, including custom applications and commercial software for the monitoring and management of network and systems services, a suite of commercial tools customized for problem identification and resolution for both technology and non-technology assets, and a knowledge database of customer information and history. The global operations center's call center is equipped with advanced telecommunications systems capable of automatic call distribution, automatic number identification, quality assurance recording and archiving, and intelligent call routing.

     Customer Support Center. Each of the Globix SuperPOP facilities contains a customer support center staffed 24x7 by system administrators, network administrators and Internet data center technicians. These employees are responsible for monitoring, maintenance and administration of Globix's SuperPOP infrastructure and customer equipment.

     Dedicated Internet Access. Globix offers a variety of dedicated Internet access solutions, which provide businesses high-speed continuous access to the Internet. Globix provides dedicated Internet access services to customers at transmission speeds up to 155Mbps. The majority of Globix's Internet access customers purchase 1.5Mbps or higher levels of service. In addition, Globix provides provisioning services, such as domain name registration, local loop provisioning, Internet address assignment, router configuration, e-mail configuration, security planning and management technical consulting services. All of Globix's Internet access customers receive 24x7 technical support. Globix also provides new access

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technologies, such as digital subscriber lines through a strategic relationship with Covad Communications, and intends to deploy additional connectivity-related enhanced services as such services become commercially viable.

  Application Services

     Hosting. Globix offers cost-efficient hosting solutions on both the NT and UNIX platforms, in either a dedicated or shared server environment. Dedicated hosting is designed for businesses with special bandwidth requirements, application requests or security needs. Globix customizes server and software configurations that tailor bandwidth, processor speeds and memory requirements to customer-specific needs. Globix's hosting services are tailored to web sites which require 100% availability and scaleability without significant infrastructure and overhead costs. Shared hosting means that the customer's content is on a server with several other clients. While this shared environment does not affect performance, flexibility is limited by community rules that govern the overall server. All hosting services are provided from Globix's secure, state-of-the-art Internet data centers, utilizing 24x7 monitoring systems and the power of Globix's high-capacity network.

     Streaming Media. Globix is a leading provider of streaming media services. These services include the three main components of streaming media technology: production, encoding and hosting. Production involves creating a video and/or audio recording of an event, such as a music performance, sports competition or business meeting. Encoding is converting the recording into a form that can be sent over the Internet. Hosting provides access to the encoded stream for Internet users via live, archived or pay-per-view formats. Globix has produced, encoded and/or hosted several hundred events including: Eric Clapton, David Bowie, Rod Stewart and Korn concerts, New York State Governor George Pataki's State-of-the-State address, and a tradeshow keynote address by Cisco CEO John Chambers. We also recently webcast the Holyfield/Lewis championship boxing match and Paul McCartney's live Cavern Club concert. Globix has developed a proprietary hardware and software system, called the RoadEncode(TM), which facilitates on-site encoding and streaming of live events. Globix currently has deployed five RoadEncode units and uses them to webcast multiple events. Globix believes that it is one of the few providers that offer expertise in all three components of streaming media technology.

     Electronic Commerce Solutions. Globix offers project management services of commerce-enabling solutions for its hosting and co-location customers. Some of these services include: business to consumer (i.e. shopping cart solutions), business to business, warehousing logistics and fulfillment solutions, pay-per-view and fully integrated turnkey electronic commerce solutions that simplify and facilitate online commerce.

     Solutions Architecture. Globix's solutions architects provide its customers with design resources from a variety of specialized disciplines that are not readily available from their internal resources or require skill sets beyond those typically found in system administrators. Typical solutions include geographic distribution which routes Internet users to the closest site, high availability server farms where high traffic volume is balanced among multiple servers, and fault-tolerant network security systems.

     System and Network Administration. Globix provides full life cycle system and network administration. At project inception, Globix installs and configures applications and equipment as designed by Globix solutions architects or as specified by the customer. As most Internet business strategies require dedicated highly skilled technical resources available 24x7, it becomes evident to most businesses that these skills are not readily available within the staff core to their business. Globix offers services to its customer base at each of its SuperPOP facilities for the administration, maintenance, and problem resolution of a variety of popular operating systems and Internet-based applications.

  Internet Server and Application Sales

     Server and application sales is an integral part of providing our customers with a sophisticated end-to-end solution. As part of Globix's integrated approach, we sell our customers both the servers and the applications they need in order to operate and expand their Internet presence. Globix also provides the
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integration services to configure both software and servers to client needs.
Working in close cooperation with a number of leading server and application manufacturers, such as Check Point Software, Cisco, Compaq, Microsoft, Netscape and Sun Microsystems, we provide our customers with optimal solutions.

GROWTH STRATEGY

     Globix's objective is to become the leading provider of sophisticated Internet solutions to business enterprises in key global markets. To achieve this objective, Globix intends to:

     Continue to Invest Extensively in Infrastructure. Globix intends to capitalize on the trend by corporate information technology departments to outsource critical Internet operations by continuing to make significant investments to improve and expand its infrastructure. During 1999, Globix's new, geographically diverse SuperPOP facilities increased our total Internet data center capacity from approximately 2,000 square feet to approximately 63,000 square feet. In addition, Globix has established POPs or network access points in Chicago, Washington D.C., Amsterdam, Frankfurt, Geneva, Milan, Paris and Stockholm. Globix also believes it can achieve significant economies of scale by leveraging the fixed costs associated with its network infrastructure and Internet data center facilities resulting in a scaleable and flexible solution for our customers. In August 1999, Globix entered into a strategic agreement with NetSat Express, Inc., a subsidiary of Globecomm Systems Inc., whereby Globix will utilize NetSat Express' satellite-based Internet access services for connection of certain foreign peering points to the U.S. Internet. Globix believes that this relationship with NetSat Express will enable it to establish a presence in global business markets that are not otherwise connected to Globix's network, and for which connecting such markets to Globix's network by traditional means would be cost prohibitive.

     Strategically Locate Near Customers. Globix's close proximity to its customers, combined with a broad range of services, makes it convenient for customers to maintain or co-locate their equipment at Globix's facilities and meet with account managers, technicians, engineers and customer support staff. Globix's new SuperPOP facilities in New York City, London and Santa Clara, California are strategically located near our targeted customer base of business enterprises. Globix believes that maintaining a strategic local presence near its customers provides it with an advantage over competitors that utilize centralized telecenters and network operations centers.

     Expand Product and Service Offerings. Globix seeks to continually expand the breadth of its product and service offerings using new technologies to enable its customers to better utilize the Internet.

     Cross-sell Additional Products and Services. Globix seeks to attract and retain new customers, as well as leverage its customer base, by cross-selling additional products and services to existing customers. Globix consults on a regular basis with its customers in order to better understand their growing requirements for Internet products and services and actively seeks to cross-sell additional products and services to address these requirements. The new SuperPOP facilities have significantly increased Globix's capacity and enable it to more effectively sell hosting and co-location services and value-added Internet products across its customers' geographically disparate locations. Globix believes that this strategy will expand the number of customers for its products and services and enable it to become a more integral component of its current customers' information technology infrastructure.

     Enhance the Globix Brand Name in Target Markets. Globix seeks to expand market share, increase customer loyalty and develop brand recognition in key business markets by combining targeted branding initiatives with its strong local presence. Globix has established a print advertising campaign in order to enhance brand recognition for Globix on a worldwide basis. Globix advertises in major business publications and trade journals targeted to business and technical Internet decision-makers. These publications include Fortune, Business 2.0, CIO, Computer World, Internet Week, Network Computing, Network World, PC Week, Information Week and PC Magazine in the U.S. and similar titles in the U.K. In addition, Globix has increased its presence at industry trade shows in both the U.S. and U.K., such as ISPCON, PC Expo, Streaming Media East/West, Siebold and the Internet World shows in both the U.S. and U.K. Globix plans to continue to aggressively build brand recognition by marketing its full range of services through an advertising campaign using traditional media, online campaigns and joint-promotions with key hardware and software vendors.

     Make Strategic Investments and Acquisitions. Globix may make strategic investments in smaller Internet service and design companies which may enter into long-term, exclusive agreements for Globix to provide hosting, co-location and dedicated Internet access services. Globix may also make acquisitions to deepen and broaden its market presence, expand its strengths in Internet connectivity, co-location, hosting and add to or enhance its line of Internet products and services. Recent examples of strategic investments include (i) the $2.0 million investment in EDGAR Online, Inc., the publisher of "edgar-online.com" and "freeedgar.com," whereby Globix received the exclusive right for a five-year period to provide hosting services to EDGAR Online and
(ii) the $5.0 million investment in NetSat Express, a provider of satellite-based Internet access and voice, data and video communication services, whereby NetSat Express will acquire Internet access and virtual private network services from Globix and Globix will utilize NetSat Express' Internet protocol based satellite services for connection of certain foreign peering points to the Internet. Globix may also enter into strategic alliances with selected computer hardware and software manufacturers.

CUSTOMERS

     Globix has established a diversified base of Internet customers in a variety of Internet-intensive industries, such as media and publishing, financial services, retail, healthcare and technology. Since initiating Internet services in December 1995, Globix's customer base has grown to over 1,600 business customer accounts, including Acclaim Entertainment, Ebookers.com, Edgar-Online Inc., GiftCertificates.com, Major League Soccer, Microsoft, New York Post, S3/Diamond Multimedia and Times Square 2000.

SALES AND MARKETING

     Globix has built its sales and marketing approach to respond effectively to the growing opportunities in the corporate Internet market. Globix combines the technical skills and experience of its direct sales force with the sales and marketing resources available to it through its strategic alliances with selected hardware and software manufacturers. As a result, Globix offers its products and services to a broad and diverse range of customers in its targeted markets through the following sales channels and marketing efforts:

     Direct Sales. Globix maintains a direct sales force of account managers. Because they are locally based, these account managers are able to meet face-to-face with prospective customers to discuss their Internet needs and technical requirements and develop tailored solutions. Direct marketing tactics used include direct contacts with potential corporate accounts by the account managers and computer systems engineers, direct mail, telemarketing, seminars and trade show participation. Globix has developed compensation and training programs to attract and train high quality, motivated account managers. As of December 31, 1999, Globix had a direct sales force including over 100 account managers.

     Strategic Alliances. Globix has established a number of strategic alliances with selected computer hardware and software manufacturers, including Microsoft, Sun Microsystems, Check Point Software and RealNetworks. These alliances give Globix access to potential Internet service customers in the manufacturer's customer base, while enabling the manufacturers to offer their customers an integrated package of hardware, software and Internet services and products. Globix also seeks to establish multi-tier distribution relationships with suppliers and other sales agents and representatives, either directly or through distributors. Globix believes that these strategic alliances provide Globix the opportunity to cost-effectively add new customers. Globix jointly markets with these vendors through direct mail programs, joint seminar development and joint trade show involvement. In addition, our strategic relationship with NetSat Express gives us access to its customer base.

     Marketing. Globix's marketing program is intended to build national and local strength and awareness of the Globix brand. Globix uses print and electronic media advertising in targeted markets and publications to enhance awareness and acquire leads for its direct sales team. Globix's print advertisements are placed in business magazines, trade journals, local technology sections of newspapers and special-interest publications. Globix creates brand awareness by participating in industry trade shows such as Internet World and PC Expo. Globix also uses direct mailings, telemarketing programs, Internet marketing, joint marketing and promotional efforts to reach new corporate customers. Customers and prospects are directed to the corporate web site at www.globix.com for information about our products and services. Inquires are handled via web based electronic forms. The web site is a critical element of our customer service and brand identity and is promoted through links with alliance partners' web sites, paid banners and print promotions.

COMPETITION

     The market served by Globix is intensely competitive, and competition is increasing. There are few substantial barriers to entry, and Globix expects additional competition from existing competitors and new market entrants in the future.

     Globix believes that superior facilities, a reliable network, a broad range of quality products and services, a knowledgeable sales force and the quality of customer support currently are the primary competitive factors in Globix's targeted market and that price is generally secondary to these factors. Globix's current and potential competitors in the market include other Internet service providers and global, regional, and local telecommunications companies.

     Other Internet Service Providers. Globix's current and potential competitors in the market include Internet service providers with a significant national or global presence that focus on business customers, such as DIGEX, Digital Island, Exodus, Global Crossing's GlobalCenter, NaviSite, PSINet and UUNet. While Globix believes that its level of customer service and support and target market distinguish it from these competitors, many of these competitors have greater financial, technical, and marketing resources, larger customer bases, greater name recognition, and more established relationships in the industry than Globix.

     Telecommunications Carriers. Many long distance and cable companies including AT&T, British Telecom, Cable & Wireless, Level 3, MCI WorldCom, Qwest and Sprint offer Internet access services and compete with Globix. Recent changes in federal regulation have created greater opportunities for telecommunications companies to enter the Internet access market. Globix believes that there is a move toward horizontal integration by telecommunications companies through acquisitions of or joint ventures with ISPs to meet the Internet access requirements of the business customers of long distance and local carriers. Accordingly, Globix expects that it will experience increased competition from the traditional telecommunications carriers. In addition to their greater network coverage, market presence, and financial, technical, and personnel resources, many of these telecommunications carriers also have large existing commercial customer bases.

     Other Competitors. Because Globix offers a broad range of products and services, it encounters competition from numerous businesses that provide one or more similar products or services. For example, Globix encounters competition from numerous manufacturers and resellers of computer equipment and providers of video streaming. We do not believe that any of the competitors in our target market offer a range of Internet products and services as broad as the range we offer.

GOVERNMENT REGULATION

     In the United States and the other countries in which Globix conducts its business, Globix is not currently subject to direct regulation other than pursuant to laws applicable to businesses generally, including businesses operating on the Internet. However, it is likely that laws and regulations will be adopted, implemented and challenged at the international, federal, state or local levels with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Moreover, a number of laws and regulations are currently being considered by federal, state and foreign legislatures with respect to such issues. The nature of any new international, federal, state or local laws and regulations and the manner in which existing laws and regulations may be interpreted and enforced cannot be fully determined. The adoption of any future laws or regulations or the adverse application of existing laws to the Internet industry might decrease the growth of the Internet, decrease demand for services of Globix, impose taxes or other costly technical requirements or otherwise increase the cost of doing business or in some other manner have a material adverse effect on Globix or its customers, each of which could have a material adverse effect on Globix's business, results of operations and financial condition.

EMPLOYEES

     As of December 31, 1999, Globix had approximately 510 full-time employees: approximately 440 in the United States and 70 outside the United States, including approximately 205 in technical/operational and customer service, 185 in sales and marketing and 120 in general and administrative positions. In addition to its full-time employees, Globix also employs part-time personnel from time to time in various departments. None of Globix's employees is covered by a collective bargaining agreement. Globix believes that its employee relations are satisfactory.

FACILITIES

     In July 1998, Globix purchased the land and the nine-story building located at 139 Centre Street, New York, New York. This facility houses Globix's SuperPOP in New York, the global operations center and administrative offices. In January 2000, Globix obtained a $21.0 million loan secured by a first mortgage on this facility.

     Globix also leases approximately 32,000 square feet at 295 Lafayette Street, New York, New York. This facility houses Globix's original New York Internet data center and certain administrative offices.

     In July 1998, Globix signed a triple net lease commencing January 15, 1999 to rent space in Santa Clara, California. In October 1998, Globix signed a lease for the rental of space at Prospect House, 80 New Oxford Street, London, England. These facilities were completed in July 1999 and each houses a SuperPOP, which includes an Internet data center, and facilities for technical, sales and administrative personnel.

     The following table sets forth additional information concerning Globix's facilities:

                                                                                  APPROXIMATE NUMBER OF
LOCATION                                             EXPIRATION DATE IF LEASED      GROSS SQUARE FEET
--------                                             -------------------------    ---------------------
295 Lafayette Street                                            2007                      32,000
New York, New York

139 Centre Street                                              Owned                     160,000
New York, New York

2807 Mission College Boulevard                                  2014                      62,000
Santa Clara, California

Prospect House                                                  2014                      35,000
80 New Oxford Street
London, United Kingdom

LEGAL PROCEEDINGS

     From time to time Globix is involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Globix is a party will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

     The directors, executive officers, and other key employees of Globix, and their ages and positions as of December 31, 1999, are as follows:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Marc H. Bell.........................  32     Chairman, President, Chief Executive Officer and
                                              Director
Robert B. Bell.......................  60     Executive Vice President and Director
Marc Jaffe...........................  32     Senior Vice President, Chief Operating Officer
Anthony L. Previte...................  34     Senior Vice President, Chief Technology Officer
Brian L. Reach.......................  44     Senior Vice President, Chief Financial Officer
Paul L. Bonington....................  40     Vice President, Marketing
Shawn P. Brosnan.....................  37     Vice President and Corporate Controller
Alayne C. Gyetvai....................  41     Vice President and General Manager
John C. Moore........................  51     Vice President and General Manager
Christopher D. Peckham...............  34     Vice President, Network Engineering
Lord Anthony St. John................  42     Vice President, Business Development, and Director
Daniel Utevsky.......................  49     General Counsel
Martin Fox...........................  63     Director
Jack D. Furst........................  40     Director
Michael J. Levitt....................  41     Director
Sid Paterson.........................  58     Director
Tsuyoshi Shiraishi...................  54     Director
Dr. Richard Videbeck.................  75     Director

     MARC H. BELL has been the President and Chief Executive Officer since he founded Globix in 1989. Mr. Bell was elected Chairman of Globix in November 1999. He has appeared on numerous television broadcasts and has been quoted in several national publications regarding Internet-related topics. Mr. Bell is a member of the Board of Directors of EDGAR Online, Inc., the publisher of the web sites "edgar-online.com" and "freeedgar.com." He has a Bachelor of Science degree in accounting from Babson College and an M.S. degree in real estate finance from New York University. Mr. Bell is the son of Robert B. Bell.

     ROBERT B. BELL has served as Executive Vice President of Globix since 1994. He also served as Chief Financial Officer from 1994 through September 1999. Mr. Bell is also the Managing Director of Globix's U.K. subsidiary. Mr. Bell spent three years at Coopers & Lybrand. Thereafter, he was a practicing attorney in New York City at the firm of Bell, Kalnick, Beckman, Klee and Green, which Mr. Bell founded in the early 1970s, and specialized in taxation, investments and international real estate joint ventures. He is the author of Joint Ventures in Real Estate published by John Wiley & Sons. Prior to 1994, Mr. Bell was for many years an Adjunct Professor at New York University. He has a Bachelor of Science degree from New York University and a J.D. degree from the University of California at Berkeley. Mr. Bell is the father of Marc H. Bell.

     MARC JAFFE, Senior Vice President, Chief Operating Officer, joined Globix in January 1995. Prior to joining Globix, Mr. Jaffe was a department manager at Sid Paterson Advertising Inc. in New York City, which he joined in 1989. He developed an Internet-focused marketing strategy that won the prestigious CreaTech Award in 1996, presented by Advertising Age magazine, and has spoken at numerous Internet conferences. Mr. Jaffe graduated from Colgate University, where he received a Bachelor of Arts degree.

     ANTHONY L. PREVITE, Senior Vice President, Chief Technology Officer, joined Globix in October 1998. From July 1991 to October 1998, Mr. Previte was the Vice President, Special Projects for Emcor Group, Inc., a publicly traded electrical and mechanical engineering and construction firm. While at Emcor Group, Mr. Previte was involved in the design and construction of over one million square feet of secure data center facilities for companies such as Prudential Securities, Morgan Stanley and Nomura Securities. Mr. Previte has a degree in aerospace engineering from Polytechnic Institute of New York.

     BRIAN L. REACH, Senior Vice President, Chief Financial Officer, joined Globix in September 1999. From May 1997 to August 1999, Mr. Reach was the Chief Financial Officer of IPC Communications, a provider of integrated telecommunications equipment and services to the financial industry. During his tenure at IPC, Mr. Reach successfully guided IPC through its leveraged recapitalization and financially restructured IPC enabling it to invest in strategic acquisitions and next generation technologies. From November 1993 to April 1997, Mr. Reach was the Chief Financial Officer of Celadon Group, Inc. Mr. Reach is a certified public accountant and received his Bachelor of Science degree in accounting from the University of Scranton.

     PAUL L. BONINGTON, Vice President, Marketing, joined Globix in May 1999. From August 1994 to February 1999, Mr. Bonington was an executive with Mecklermedia Corporation, a producer of Internet publications, trade shows and web sites. In 1998, he was named Mecklermedia's Senior Vice President of Strategic Planning and Marketing. From 1994 to 1997, Mr. Bonington headed Mecklermedia's print division as Publisher of Internet World magazine, and later as Senior Vice President/Group Publisher following the launch of Web Week, Web Developer and Internet Shopper magazines. Mr. Bonington has a Bachelor of Science degree in business economics from the State University of New York, Oneonta.

     SHAWN P. BROSNAN, Vice President and Corporate Controller, joined Globix in November 1999. Prior to joining Globix, Mr. Brosnan spent over 15 years with Ernst & Young, one of the leading professional services organizations worldwide. During his tenure at Ernst & Young, he was a business advisor with extensive experience in the areas of accounting, finance, financial reporting, mergers and acquisitions and process improvement. Mr. Brosnan is a certified public accountant and received his Bachelor of Science degree in accounting from Providence College.

     ALAYNE C. GYETVAI, Vice President and General Manager, joined Globix in January 1999. From September 1994 to August 1998, Ms. Gyetvai held senior-level positions at Silicon Graphics, Inc., most recently as the Director of Global Professional Services and Global Web Implementation. From January 1989 to September 1994, Ms. Gyetvai served as a Site Manager, Senior Systems Engineer and Senior Consultant for Sun Microsystems. Ms. Gyetvai earned a Bachelor's degree in computer science and a Masters in probability mechanics from the University of Colorado and a Bachelor's degree in electrical engineering and computer engineering from the University of New Mexico.

     JOHN C. MOORE, Vice President and General Manager, joined Globix in October 1999. From 1988 to 1999, Mr. Moore held senior-level positions at Sherpa Corporation, a provider of enterprise web-based application software, most recently as its President and Chief Executive Officer. From 1988 to 1993, he was Vice President and Managing Director of Sherpa's European operations based in London. Mr. Moore has a Bachelor of Science Honours degree in mechanical engineering from London University.

     CHRISTOPHER D. PECKHAM, Vice President, Network Engineering, rejoined Globix in February 1999. From August 1997 to February 1999, Mr. Peckham was Manager of Network Engineering for ICON, a national Internet service provider. From August 1995 through August 1997, Mr. Peckham served as Senior Systems and Networking Administrator for Globix. From May 1995 through August 1995, he held the position of Director of Technology for the Interactive Media Division of Database America. Mr. Peckham has Doctoral, Master and Bachelor of Science degrees in electrical engineering from the New Jersey Institute of Technology.

     ANTHONY ST. JOHN, LORD ST. JOHN OF BLETSO, Vice President, Business Development has been a director of Globix since October 1997. In September 1999, Lord St. John became Globix's Vice President, Business Development. Since 1978, Lord St. John has served as a sitting member of the House of Lords of the Parliament of the United Kingdom and an Extra Lord-in-Waiting to Her Majesty the Queen. He is also a member of The House of Lords' European Union Sub-Committee on Economic and Financial Affairs, Trade and External Relations. Since 1993, he has served as a consultant to Merrill Lynch and is a Registered Representative of the London Stock Exchange. Lord St. John is a director of Skinvisible, Inc., a developer and marketer of skin protector products. He is also a director of Globix's U.K. subsidiary and serves as its Director of Business Development. He received his Bachelor of Arts and Bachelor of Science degrees from Capetown University and Bachelor of Laws from the University of South Africa and a Masters of Law from the London School of Economics.

     DANIEL UTEVSKY, General Counsel, joined Globix in December 1999. From July 1993 to November 1999, Mr. Utevsky was Vice President, General Counsel and Corporate Secretary of IPC Communications, a provider of integrated telecommunications equipment and services to the financial industry. He also held similar positions within the IPC group, including IXnet, Inc., IPC's global telecommunications network subsidiary. During his tenure with IPC, Mr. Utevsky assisted it in its development from a privately held company through its public offerings and leveraged recapitalization. Mr. Utevsky was admitted to the New York bar in 1984. He received his Bachelor of Business Administration degree in economics from the University of Memphis and a J.D. degree from Benjamin N. Cardozo School of Law.

     MARTIN FOX has been a director of Globix since October 1995. Mr. Fox has been, for more than five years, the President, Chief Executive Officer, and a director of Initio, Inc., a publicly owned company, which has been an electronic commerce and catalogue specialty retailer of consumer products.

     JACK D. FURST has been a director of Globix since December 1999. Mr. Furst has been a partner of Hicks, Muse, Tate & Furst Incorporated since 1989. Mr. Furst serves as a director of American Tower Corporation, Cooperative Computing, Inc., Hedstrom Holdings, Inc., Home Interiors & Gifts, Inc., International Wire Group, Inc., LLS Corp., Triton Energy Limited and Viasystems, Inc. Mr. Furst received his B.S. degree from the College of Business Administration at Arizona State University and his M.B.A. from the Graduate School of Business at the University of Texas.

     MICHAEL J. LEVITT has been a director of Globix since December 1999. Mr. Levitt has been a partner of Hicks, Muse, Tate & Furst Incorporated since 1996. From 1993 through 1995, Mr. Levitt was a Managing Director and Deputy Head of Investment Banking with Smith Barney Inc. Mr. Levitt serves as a director of AMFM Inc., Awards.com, El Sitio, Inc., G.H. Mumm/Perrier/Jouet, Grupo MVS, S.A. de C.V., Ibero-American Media Partners II Ltd., International Home Foods, Inc., Regal Cinemas, Inc., RCN Corporation and STC Broadcasting, Inc. Mr. Levitt attended the University of Michigan, from which he received his B.B.A. and J.D.

     SID PATERSON has been a director of Globix since February 1998. He has been President and Chief Executive Officer of Sid Paterson Advertising Inc. for more than five years.

     TSUYOSHI SHIRAISHI has been a director of Globix since July 1994. Mr. Shiraishi has been the Chairman of Century World PTE Ltd., an investment consulting firm, and the Managing Director of Harpoon Holdings Ltd., a British Virgin Islands holding company, since 1992. From 1990 to 1994, he was the Director of Marketing & Investment for Kajima Overseas Asia PTE Ltd., a subsidiary of Kajima Corporation, an international construction company. In addition, since 1990, Mr. Shiraishi has been Vice Chairman of Century International Hotels, which operates and manages 21 hotels in the Pacific Rim.

     DR. RICHARD VIDEBECK has been a director of Globix since October 1995. Since 1983, Dr. Videbeck has been an independent consultant in consumer risk analysis, particularly for retailers and banks. From 1974 until 1986, he was a Professor of Sociology at the University of Illinois at Chicago. From 1974 until 1977, Dr. Videbeck was the Dean of the Doctor of Arts Program of the Graduate College of the University of Illinois at Chicago.

DIRECTOR COMPENSATION

     Each director of Globix, who does not beneficially own more than 5% of Globix's outstanding common stock, receives annually (on the date of election to the Board) options to purchase a total of 10,000 shares of common stock. These options are exercisable in full beginning 12 months after the date of grant, have a ten-year term, and are exercisable at fair market value on the date of the grant.

     Pursuant to this program, Mr. Fox, Dr. Videbeck, Lord St. John and Mr. Paterson each received option grants for 40,000 shares of common stock at a price of $1.57 per share on October 1, 1998. In addition, in March 1998, Mr. Fox, Dr. Videbeck and Mr. Paterson each received options to purchase a total of 40,000 shares of common stock at a price of $1.63 per share, the fair market value on the date of the grant, which became exercisable in September 1998. Mr. Fox, Mr. Shiraishi, Dr. Videbeck and Mr. Paterson each received option grants for 40,000 shares of common stock at a price of $11.69 per share on October 1, 1999. On December 3, 1999, Messrs. Furst and Levitt each received options to purchase a total of 40,000 shares of common stock at a price of $10.03 per share, the fair market value on that date.

     Effective April 4, 2000, directors who are not also officers of or employed by Globix or any of its majority-owned subsidiaries, will receive fees of $2,000 per meeting for board meetings attended in person, $1,250 per meeting for committee meetings attended in person, $500 per meeting for board meetings attended by conference call and $250 per meeting for committee meetings attended by conference call.

     In addition, at the discretion of the Board of Directors, directors may be reimbursed for reasonable travel expenses in attending Board and committee meetings.

STOCK OPTION COMMITTEE

     Globix's Board of Directors has a Stock Option Committee that administers the 1995 Stock Option Plan, 1998 Stock Option Plan and 1999 Stock Option Plan. The Stock Option Committee currently consists of Messrs. Marc H. Bell, Fox and Paterson.

AUDIT COMMITTEE

     Globix's Board of Directors has an Audit Committee that monitors Globix's corporate financial reporting and its internal and external audits, reviews and approves material accounting policy changes, monitors internal accounting controls, recommends engagement of independent auditors, reviews related-party transactions and performs other duties as prescribed by the Board of Directors. The Audit Committee currently consists of Messrs. Robert B. Bell and Paterson and Dr. Videbeck.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth the compensation for the years ended September 30, 1999, 1998 and 1997 for Globix's Chief Executive Officer and its four most highly compensated executive officers (other than the Chief Executive Officer) whose cash compensation exceeded $100,000 in the year ended September 30, 1999 (collectively referred to as the named executive officers):

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                    ANNUAL COMPENSATION                   AWARDS
                                       ---------------------------------------------   ------------
                                                                          OTHER         SECURITIES
                                                                         ANNUAL         UNDERLYING
NAME AND POSITION                      YEAR   SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)
-----------------                      ----   ---------   --------   ---------------   ------------
Marc H. Bell.........................  1999    350,000     331,875         --           4,788,244
  Chairman, President and              1998    250,000          --         --             846,000
  Chief Executive Officer              1997    200,000          --         --                  --
Robert B. Bell.......................  1999    240,625          --         --                  --
  Executive Vice President             1998    151,042          --         --             120,000
                                       1997    125,000          --         --                  --
Marc Jaffe...........................  1999    215,685          --         --             480,000
  Senior Vice President, Chief         1998    133,250          --         --             200,000
  Operating Officer                    1997     89,000          --         --             100,000
Anthony Previte......................  1999    141,585          --         --             400,000
  Senior Vice President, Chief         1998         --          --         --                  --
  Technology Officer                   1997         --          --         --                  --

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                    ANNUAL COMPENSATION                   AWARDS
                                       ---------------------------------------------   ------------
                                                                          OTHER         SECURITIES
                                                                         ANNUAL         UNDERLYING
NAME AND POSITION                      YEAR   SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)
-----------------                      ----   ---------   --------   ---------------   ------------
Alan Levy............................  1999    105,625          --         --                  --
  Treasurer and Chief Accounting       1998     84,580          --         --              40,000
  Officer                              1997         --          --         --              30,000

     Mr. Levy left our employ in November 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes options granted during the year ended September 30, 1999 to the named executive officers:

                                            INDIVIDUAL GRANTS
                              ----------------------------------------------
                                             % OF
                                             TOTAL                              POTENTIAL REALIZABLE
                                            OPTIONS                               VALUE AT ASSUMED
                              NUMBER OF     GRANTED                             ANNUAL RATES OF STOCK
                              SECURITIES      TO                                 PRICE APPRECIATION
                              UNDERLYING   EMPLOYEES                             FOR OPTION TERM($)
                               OPTIONS     IN FISCAL   EXERCISE   EXPIRATION   -----------------------
NAME                           GRANTED       YEAR      PRICE($)      DATE          5%          10%
----                          ----------   ---------   --------   ----------   ----------   ----------
Marc H. Bell................    691,664       8.8        1.57      10/01/08     1,760,387    2,803,122
                              4,096,580      52.3        9.25       3/26/09    61,724,299   98,285,630
Robert B. Bell..............         --        --          --            --            --           --
Marc Jaffe..................    480,000       6.1       11.94       7/20/09     9,333,566   14,862,144
Anthony L. Previte..........     24,000       0.3        2.25      11/19/08        87,960      140,062
                                 16,000       0.2        3.85       1/08/09       100,184      159,526
                                360,000       4.6       11.94       7/20/09     7,000,175   11,146,609
Alan Levy...................         --        --          --            --            --           --

     These options have been granted pursuant to Globix's 1999 Stock Option Plan except for the option to purchase 4,096,580 shares, which was granted pursuant to Marc H. Bell's employment agreement with Globix. The options granted to Marc
H. Bell are fully vested. All other options listed on this table vest over five years at a rate of 20% on each anniversary of the date of the grant.

     During the year ended September 30, 1999, Globix granted employees options to purchase 7,842,576 shares of common stock under the 1995, 1998 and 1999 Stock Option Plans.

     The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Globix's estimate or projection of Globix's future common stock prices. These amounts represent certain assumed rates of appreciation in the value of Globix's common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock. The amounts reflected in the table may not necessarily be achieved.

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table shows the number of shares covered by both exercisable and unexercisable stock options held by the named executive officers as of the year ended September 30, 1999, and the values for exercisable and unexercisable options. Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price. This calculation is based on the fair market value at September 30, 1999 of $11.69 per share, less the exercise price. The only named executive officer who exercised options during the fiscal year ended September 30, 1999 was Mr. Levy, who exercised his option to purchase 4,000 shares at a purchase price of $1.53 per share and a realized value of $33,000.

                         FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF                  VALUE OF UNEXERCISED
                                               SECURITIES UNDERLYING          IN-THE-MONEY OPTIONS AT
                                               UNEXERCISED OPTIONS AT            SEPTEMBER 30, 1999
                                                 SEPTEMBER 30, 1999                     ($)
                                            ----------------------------    ----------------------------
NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                        -----------    -------------    -----------    -------------
Marc H. Bell..............................   5,411,844        222,400       23,254,452       2,201,760
Robert B. Bell............................     480,000             --        4,863,660              --
Marc Jaffe................................     126,666        673,334        1,249,978       1,986,872
Anthony L. Previte........................          --        400,000               --         351,996
Alan Levy.................................      24,000         42,000          245,996         435,560

EMPLOYMENT AGREEMENTS

     Marc H. Bell. Globix and Marc H. Bell are parties to an employment agreement, dated as of April 10, 1998, which expires on June 30, 2005. The employment agreement provides for a base salary of $350,000 per year, increasing annually at the rate of 5% per year. In addition, beginning on June 30, 1999, Mr. Bell is entitled to receive an annual bonus equal to 10,000 times the increase, if any, of the per share market price of Globix's common stock on each June 30 over the highest per share market price of Globix's common stock on any preceding July 1 during the term of the agreement. In accordance with this term of the employment agreement, Mr. Bell received a bonus of $331,875 on September 30, 1999.

     Pursuant to the terms of the employment agreement, Mr. Bell is entitled to receive stock options from Globix. In March 1998, Mr. Bell received stock options to purchase 278,000 shares of common stock at an exercise price of $1.79 per share which vest ratably over five years. Mr. Bell also received stock options to purchase 568,000 shares of common stock at an exercise price of $1.63 per share, which fully vested six months after the date of grant.

     Pursuant to the employment agreement, Mr. Bell was entitled to receive, on September 30 of each fiscal year, an option to purchase shares of common stock equal to 25% of any increase in the total shares of Globix common stock outstanding during the prior twelve months as a result of equity offerings or acquisitions. The exercise price of the option would be equal to the market price of Globix's common stock on the date of grant and would be exercisable immediately. At October 1, 1998, Mr. Bell was granted an option to purchase 691,664 shares at an exercise price of $1.57 per share under this provision of the employment agreement. On March 2, 1999, Mr. Bell agreed to surrender this right pursuant to an amendment to the employment agreement, which was conditioned upon the consummation of Globix's public offering of 16,000,000 shares of common stock. Under the terms of the amendment, in lieu of this right, Mr. Bell received a one-time option to purchase an amount of shares of Globix common stock equal to 25% of the difference between the number of shares outstanding immediately after the closing of the offering and the number outstanding as of October 1, 1998. The public offering closed on March 26, 1999 and accordingly Mr. Bell received an option to purchase 4,096,580 shares at an exercise price of $9.25 per share, the same as the price to the public in the public offering. The term of the option is ten years from the date of the grant. The amendment to the employment agreement was approved by Globix's stockholders at the 1999 Annual Meeting of Stockholders held on April 23, 1999.

     In September 1998, Mr. Bell borrowed $155,000 from Globix. The loan was due in 2003 and accrued interest at the rate of 8.0% per annum. Pursuant to the terms of Mr. Bell's previous employment agreement, he borrowed a total of $145,408 from Globix during 1997. The loan was due in 2002 and accrued interest at the rate of 8.75% per annum. In July 1999, Mr. Bell repaid both loans in full.

     Robert B. Bell. Globix and Robert B. Bell are parties to an employment agreement, dated as of July 21, 1999, which expires on March 31, 2002. The employment agreement provides for a base salary of $275,000 per year, increasing annually at the rate of 5.0% per year starting October 1, 2000.

     Pursuant to the terms of the employment agreement, Globix has established a deferred compensation plan in the form of an irrevocable trust which Globix funds to the extent of $250,000 for each fiscal quarter commencing with the quarter ended March 31, 1999, until the total amount held in the trust reaches $3.0 million. The employment agreement provides that if the agreement terminates for any reason or there is a change of control, Globix shall, within five business days thereafter, contribute to the trust the difference between the amount held by the trust on the date of the termination or change of control and $3.0 million, if any. Upon the termination of the employment agreement, Mr. Bell will be entitled to receive payments of $20,000 per month from the trust, subject to annual increases for cost of living adjustments. Upon Mr. Bell's death, the payments from the trust shall be reduced by fifty percent and this reduced amount shall be paid to Mr. Bell's designee for a period of two years.

     Pursuant to the employment agreement, in the event of a change of control during the term of the employment agreement, Mr. Bell shall have the right to terminate the employment agreement at any time after the change of control. Upon any termination of the employment agreement prior to May 31, 2002 but after a change of control, Mr. Bell shall be entitled to receive a payment equal to 2.99 times his annual compensation, including bonuses, if any, during the one year preceding the date of termination. In addition, upon a change of control, Mr. Bell shall have the right, exercisable within six months after the change of control, to require Globix to purchase all or a portion of his options to acquire shares in Globix at a price equal to the greater of the then fair market value of Globix's common stock or $12.50 per share less the exercise price under such options.

     Brian L. Reach. Globix and Brian L. Reach are parties to an employment agreement, dated as of July 20, 1999, which expires August 31, 2000. The employment agreement provides for a base salary of $250,000 per year and a guaranteed first year bonus of $50,000. Pursuant to the terms of his employment agreement, Mr. Reach received options to purchase 400,000 shares of common stock at an exercise price of $11.94 per share, which vest ratably over five years.

STOCK OPTION PLANS

     1995 Stock Option Plan. Globix has adopted the 1995 Stock Option Plan, pursuant to which options to acquire an aggregate of 1,440,000 shares of common stock have been reserved for issuance to employees, officers or directors of, or consultants to, Globix. The Stock Option Committee has discretionary authority to determine the types of stock options to be granted, the persons to whom options may be granted, the number of shares to be subject to such options, the exercise price of such option and the terms of the stock option agreements. The exercise price will be determined by the Stock Option Committee and may be paid in cash, certified or bank check, or in stock of Globix valued at its then fair market value or by having Globix withhold, from the shares of common stock otherwise issuable upon exercise of the option, that number of shares having an aggregate fair market value equal to the aggregate exercise price. Options generally become exercisable in three equal successive annual installments and expire ten years after the grant date. In the event of an acquisition of Globix (whether by merger or asset sale), the Board may provide that all outstanding options will terminate if not exercised within 30 days of notice from Globix provided that the acquisition is consummated within six months of such notice. Options are non-transferable (including pursuant to a final divorce decree or property division settlement or agreement) except by permission of the board of directors, will or by the laws of descent and distribution. Globix has filed a registration statement on Form S-8 with respect to the shares of common stock to be issued upon the exercise of the options granted under the 1995 Stock Option Plan.

     1998 Stock Option Plan. Globix has adopted the 1998 Stock Option Plan, pursuant to which options to acquire an aggregate of 4,800,000 shares of common stock have been reserved for issuance to employees, officers or directors of, or consultants to, Globix. The Stock Option Committee has discretionary authority to determine the types of stock options to be granted, the persons to whom options may be granted, the number of shares to be subject to such options, the exercise price of such options and the terms of the stock option agreements. The exercise price will be determined by the Stock Option Committee and may be paid in cash, certified or bank check, or in stock of Globix valued at its then fair market value or by having Globix withhold, from the shares of common stock otherwise issuable upon exercise of the option, that number of shares having an aggregate fair market value equal to the aggregate exercise price. Options generally become exercisable in five equal successive annual installments and expire ten years after the grant date. In the event of an acquisition of Globix (whether by merger or asset sale), the Board may provide that all outstanding options will terminate if not exercised within 30 days of notice from Globix provided that the acquisition is consummated within six months of such notice. Options are non-transferable (including pursuant to a final divorce decree or property division settlement or agreement) except by permission of the Board of Directors, will or by the laws of descent and distribution. The 1998 Stock Option Plan was approved by Globix's stockholders at the 1998 Annual Meeting of Stockholders held on April 16, 1998. Globix filed a registration statement on Form S-8 with respect to the shares of common stock to be issued upon the exercise of the options granted under the 1998 Stock Option Plan.

     1999 Stock Option Plan. Globix has adopted the 1999 Stock Option Plan, pursuant to which options to acquire an aggregate of 6,000,000 shares of common stock have been reserved for issuance to employees, officers or directors of, or consultants to, Globix. The Stock Option Committee has discretionary authority to determine the types of stock options to be granted, the persons to whom options may be granted, the number of shares to be subject to such options, the exercise price of such options and the terms of the stock option agreements. The exercise price will be determined by the Stock Option Committee and may be paid in cash, certified or bank check, or in stock of Globix valued at its then fair market value or by having Globix withhold, from the shares of common stock otherwise issuable upon exercise of the option, that number of shares having an aggregate fair market value equal to the aggregate exercise price. Options generally become exercisable in five equal successive annual installments and expire ten years after the grant date. In the event of an acquisition of Globix (whether by merger or asset sale), the Board may provide that all outstanding options will terminate if not exercised within 30 days of notice from Globix provided that the acquisition is consummated within six months of such notice. Options are non-transferable (including pursuant to a final divorce decree or property division settlement or agreement) except by permission of the Board of Directors, will or by the laws of descent and distribution. The 1999 Stock Option Plan was approved by Globix's stockholders at the 1999 Annual Meeting of Stockholders held on April 23, 1999. Globix filed a registration statement on Form S-8 with respect to the shares of common stock to be issued upon the exercise of the options granted under the 1999 Stock Option Plan.

     Under the Stock Option Plans, each Board member (excluding any person who directly or indirectly beneficially owns more than 5% of Globix's common stock) will be granted an option to purchase shares of common stock on the date of the Board member's election to the Board.

     Options granted to Board members under the 1998 and 1999 Stock Option Plans become exercisable twelve months after the date of grant.

                              CERTAIN TRANSACTIONS

     Until recently, Mr. Marc H. Bell had two loans outstanding from Globix. In September 1998, Mr. Bell borrowed $155,000 from Globix pursuant to an employment agreement, dated April 10, 1998. This loan was to mature in 2003 and accrued interest at the rate of 8.0% per annum. Under Mr. Bell's previous employment agreement, Mr. Bell borrowed $145,408 from Globix. This loan was to mature in 2002 and accrued interest at the rate of 8.75% per annum. Mr. Bell repaid both loans in July 1999. See "Management -- Employment Agreements" for a complete discussion of employment arrangements we have with Marc H. Bell and Robert B. Bell.

     Globix retains Sid Paterson Advertising, Inc., an entity controlled by Mr. Sid Paterson, a director of Globix, as its agent to place advertisements in various print publications. Amounts paid to Sid Paterson Advertising, Inc. for the year ended September 30, 1999 and 1998 were approximately $1.5 million and for the year $0.5 million respectively. Amounts paid to this entity for the three months ended December 31, 1999 were approximately $0.1 million. A substantial portion of these amounts constitute the pass-through of amounts payable by Globix to the publications for printing the advertisements. All transactions between Globix and Sid Paterson Advertising Inc. are on terms that are no less favorable to Globix than those available in comparable transactions in arm's length dealings with unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Globix common stock as of February 18, 2000:

     - each person or entity who is known by Globix to own beneficially 5% or more of the outstanding shares of common stock;

     - each executive officer in office as of February 18, 2000;

     - each director; and

     - all executive officers and directors of Globix as a group.

The applicable percentage of ownership is based on 34,522,404 shares outstanding on February 18, 2000. Unless otherwise indicated, the address for those listed below is c/o Globix Corporation, 139 Centre St., New York, NY 10013.


EXECUTIVE OFFICERS, DIRECTORS                                  NUMBER OF SHARES     PERCENT
AND 5% STOCKHOLDERS:                                          BENEFICIALLY OWNED    OF CLASS
-----------------------------                                 ------------------    --------
Marc H. Bell................................................      7,031,216           17.6
Robert B. Bell..............................................            204              *
Marc Jaffe..................................................         96,404              *
Anthony L. Previte..........................................          8,000              *
Brian L. Reach..............................................             --             --
Lord Anthony St. John.......................................         56,000              *
  80-110 New Oxford St.
  London WC1A 1HB
Martin Fox..................................................         70,000              *
  10 Henry Street
  Teterboro, NJ 07608
Jack D. Furst...............................................             --             --
  200 Crescent Court
  Dallas, Texas 75201
Michael J. Levitt...........................................             --             --
  200 Crescent Court
  Dallas, Texas 75201
Sid Paterson................................................        102,500              *
  99 Madison Avenue
  New York, NY 10016
Tsuyoshi Shiraishi..........................................        850,000            2.5
  Harpoon Holdings, Ltd.
  2 Handy Road,
  #11-09 Cathay Building,
  Singapore 229233
Dr. Richard Videbeck........................................         90,200              *
  3249 East Angler's Stream
  Avon Park, FL 33825
Thomas O. Hicks.............................................      8,000,000           18.8
  200 Crescent Court
  Dallas, Texas 75201
HM4 Globix Qualified Fund, LLC..............................      5,448,300           13.6
  200 Crescent Court
  Dallas, Texas 75201
HMTF Equity Fund IV (1999), L.P.............................      5,448,300           13.6
  200 Crescent Court
  Dallas, Texas 75201

EXECUTIVE OFFICERS, DIRECTORS                                  NUMBER OF SHARES     PERCENT
AND 5% STOCKHOLDERS:                                          BENEFICIALLY OWNED    OF CLASS
-----------------------------                                 ------------------    --------
HM4/GP (1999) Partners, L.P. ...............................      5,486,900           13.7
  200 Crescent Court
  Dallas, Texas 75201
Hicks, Muse GP (1999) Partners IV, L.P. ....................      5,709,900           14.2
  200 Crescent Court
  Dallas, Texas 75201
Hicks, Muse (1999) Fund IV, LLC.............................      5,709,900           14.2
  200 Crescent Court
  Dallas, Texas 75201
HMTF Bridge Globix, LLC.....................................      2,000,000            5.5
  200 Crescent Court
  Dallas, Texas 75201
HMTF Bridge Partners, L.P...................................      2,000,000            5.5
  200 Crescent Court
  Dallas, Texas 75201
HMTF Bridge Partners, LLC...................................      2,000,000            5.5
  200 Crescent Court
  Dallas, Texas 75201
Janus Capital Corporation, Janus Venture Fund and Thomas H.
  Bailey....................................................      4,395,040           12.7
  100 Fillmore Street
  Denver, CO 80206-4923
Nicholas-Applegate Capital Management.......................      2,171,600            6.3
  600 West Broadway
  San Diego, CA 92101
Putnam Investments, Inc. ...................................      2,871,200            8.3
  One Post Office Square
  Boston, MA 02109
The Putnam Advisory Company, Inc. ..........................      1,776,000            5.1
  One Post Office Square
  Boston, MA 02109
All executive officers and directors as a Group (12
  persons)..................................................      7,454,524           18.5


---------------
* Less than 1%

     Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days.

     The amount shown for Marc H. Bell includes 713,772 shares owned directly and 5,467,444 stock options to purchase shares exercisable within 60 days. The amount shown also includes 850,000 shares owned by Harpoon Holdings, Ltd., an entity controlled by Mr. Shiraishi, a director of Globix. Harpoon's shares are subject to an Irrevocable Proxy entered into between Harpoon and Marc H. Bell, dated as of October 1, 1995, pursuant to which Mr. Bell has the sole right to vote such shares with respect to the election of Globix's directors.

     The amount shown for Mr. Jaffe includes 13,336 stock options to purchase shares exercisable within 60 days.

     The amount shown for Mr. Previte includes 8,000 stock options to purchase shares exercisable within 60 days.

     The amount shown for Lord St. John includes 56,000 stock options to purchase shares exercisable within 60 days. Does not include 12,000 shares held in trust for the benefit of Lord St. John's wife and children, to which Lord St. John disclaims beneficial ownership.

     The amount shown for Mr. Fox includes 40,000 stock options to purchase shares exercisable within 60 days.

     The amount shown for Mr. Paterson includes 80,000 stock options to purchase shares exercisable within 60 days.

     Mr. Shiraishi's shares are held through Harpoon.


     The amount shown for Dr. Videbeck includes 76,000 stock options to purchase shares exercisable within 60 days.


     The amounts shown for Thomas O. Hicks, HM4 Globix Qualified Fund, LLC, HMTF Equity Fund IV (1999), L.P., HM4/GP (1999) Partners, L.P., Hicks, Muse GP (1999) Partners IV, L.P., Hicks, Muse (1999) Fund IV, LLC, HMTF Bridge Globix, LLC, HMTF Bridge Partners, L.P. and HMTF Bridge Partners, LLC are based upon a
Schedule 13D filed on December 13, 1999 by Thomas O. Hicks, HM4 Globix Qualified Fund, LLC, HMTF Equity Fund IV (1999), L.P., HM4 Globix Private Fund, LLC, HMTF Private Equity Fund IV (1999), L.P., HM4/GP (1999) Partners, L.P., HM 4-EQ Globix Coinvestors, LLC, HM 4-EQ (1999) Coinvestors, L.P., HM 4-SBS Globix Coinvestors, LLC, HM 4-SBS (1999) Coinvestors, L.P., Hicks, Muse GP (1999) Partners IV, L.P., Hicks, Muse (1999) Fund IV, LLC, HM PG-IV Globix, LLC, Hicks, Muse PG-IV (1999), C.V., HM Equity Fund IV/GP Partners (1999), C.V., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman LLC, HMTF Bridge Globix, LLC, HMTF Bridge Partners, L.P., and HMTF Bridge Partners, LLC. The amounts shown assume conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such entities. The shares shown are subject to shared voting and investment power.

     Messrs. Furst and Levitt, each a director of Globix, were appointed to the Board of Directors on behalf of the holders of the Series A 7.5% Convertible Preferred Stock.

     The amount shown for Janus Capital Corporation, Janus Venture Fund and Thomas H. Bailey is based upon a Schedule 13G/A filed on February 17, 2000 by Janus Capital Corporation, Thomas H. Bailey and Janus Venture Fund. The shares shown are subject to shared voting and investment power.

     The amount shown for Nicholas-Applegate Capital Management is based upon a
Schedule 13G filed on February 11, 2000.

     The amounts shown for Putnam Investments, Inc. and The Putnam Advisory Company, Inc. are based upon a Schedule 13G/A filed on February 17, 2000. The shares shown are subject to shared voting and investment power. The amount shown for Putnam Investments, Inc. include shares owned by The Putnam Advisory Company, Inc. and Putnam Investment Management, Inc., each a wholly-owned subsidiary of Putnam Investments, Inc., and Putnam Investments, Inc. disclaims beneficial ownership of these shares.


     The amount shown for all executive officers and directors as a group, include 5,740,780 stock options to purchase shares exercisable within 60 days.

                       DESCRIPTION OF OTHER INDEBTEDNESS

THE 13% SENIOR NOTES DUE 2005

     In April 1998, Globix issued units consisting of $160,000,000 in aggregate principal amount of 13% Senior Notes due 2005 and warrants to purchase 2,252,800 shares of common stock. The units were sold to ING Barings (U.S.) Securities, Inc., as initial purchaser, who subsequently sold them to institutional investors in reliance on exemptions under the Securities Act. The notes and warrants were separated in August 1998. In September 1998, Globix completed a public exchange offer pursuant to which all the 13% senior notes were exchanged for substantially identical notes registered under the Securities Act that are not subject to transfer restrictions. The warrants issued in the 13% senior note offering remain subject to transfer restrictions. Interest on the 13% senior notes is paid semi-annually on May 1 and November 1. In connection with the 13% senior note offering, we purchased, pledged and placed in escrow U.S. government securities in an amount sufficient to fund the first six interest payments on the 13% senior notes (through the interest payment date on May 1, 2001).

     On February 8, 2000, Globix commenced a tender offer to purchase for cash any and all of its outstanding 13% senior notes due 2005, $160.0 million principal amount. The purchase price in the tender offer was 106.5% of the principal amount, plus accrued and unpaid interest. Concurrent with the offering of the old notes, Globix received the consent of the beneficial holders of a majority of the outstanding 13% senior notes to amend the indenture to eliminate most of the covenants governing the 13% senior notes. A supplemental indenture reflecting these amendments to the indenture was executed on February 4, 2000. The tender offer closed in March 2000, and all $160.0 million in principal amount of the 13% senior notes were tendered to Globix for purchase. Globix purchased these 13% senior notes with approximately $170.4 million from the net proceeds from the sale of the old notes.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES


     The old notes were sold by us on February 8, 2000 to Lehman Brothers Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and ING Barings LLC (the "Initial Purchasers") pursuant to a purchase agreement dated January 28, 2000 between us and the Initial Purchasers. As set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The term "expiration date" means 5:00 p.m., New York City time on May 15, 2000; provided however, that if we extend the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which the exchange offer is extended.


     As of the date of this prospectus, $600.0 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date set forth on the cover page to all holders of old notes at the addresses set forth in the security register maintained by the trustee or other registrar. Our obligation to accept old notes for exchange is subject to conditions as set forth under "-- Conditions to the Exchange Offer" below.

     We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes, by mailing written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     Old notes tendered in the exchange offer must be $1,000 in principal amount or any integral multiple of $1,000.

     We will mail written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. This notice will be mailed to the holders of record of the old notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement.

REGISTRATION COVENANT; EXCHANGE OFFER

     Under our registration rights agreement with the Initial Purchasers, we have agreed to file with the Commission the exchange offer registration statement on the appropriate form under the Securities Act with respect to the new notes. Upon the effectiveness of the exchange offer registration statement, we will offer to the holders of the old notes who are able to make required representations the opportunity to exchange their old notes for new notes. Alternatively, we will file with the Commission a shelf registration statement to cover resales of transfer restricted securities (as defined below) by the holders of old notes who satisfy specific conditions relating to the provision of information in connection with the shelf registration statement if:

     - we are not permitted to consummate the exchange offer because it is not permitted by applicable law or Commission policy; or

     - any holder of old notes that is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) notifies us at least 30 days prior to the consummation of the exchange offer that:

        - it is prohibited by law or Commission policy from participating in the exchange offer;

        - it may not resell the old notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

        - it is a broker-dealer and holds old notes acquired directly from us or one of our affiliates;

     - the exchange offer is not for any other reason consummated by August 8, 2000; or

     - the exchange offer has been completed and in the written opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Transfer Restricted Securities.

     We will use our best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

     "Transfer restricted securities" means each old note until the earliest of:

     - the date on which the old note has been exchanged by a person other than a broker-dealer for a new note in the exchange offer;

     - following the exchange by a broker-dealer in the exchange offer of an old note for a new note, the date on which the new note is sold to a purchaser who received from the broker-dealer, on or prior to the date of the sale, a copy of the prospectus contained in the exchange offer registration statement;

     - the date on which the old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

     - the date on which the old note is distributed to the public pursuant to Rule 144 (k) (or any similar provision then in force) under the Securities Act.

     The registration rights agreement provides that:

     - we will file an exchange offer registration statement with the Commission as promptly as practicable, but in no event later than 60 days after February 8, 2000, which is the closing date of the original issuance of the old notes;

     - we will use our best efforts to have the exchange offer registration statement declared effective within 150 days after February 8, 2000;

     - we will use our reasonable best efforts to cause the exchange offer to be consummated on the earliest practicable date after the exchange offer registration statement has become effective, but in no event later than 180 days after February 8, 2000;

     - unless the exchange offer would not be permitted by applicable law or Commission policy, we will commence the exchange offer and use our best efforts to issue, on or prior to 30 business days after the date on which the exchange offer registration statement was declared effective by the Commission, new notes in exchange for all old notes tendered in the exchange offer; and

     - if obligated to file the shelf registration statement, we will use our best efforts to file the shelf registration statement with the Commission on or prior to 60 days after the filing obligations arises, and to cause the shelf registration to be declared effective by the Commission on or prior to 120 days after this obligation arises.

     If a registration default (as defined below) occurs, then additional cash interest ("Liquidated Damages") shall accrue to each holder of transfer restricted securities, commencing upon the occurrence of such registration default in an amount equal to .50% per annum of the principal amount of notes held by such holder of transfer restricted securities. The amount of liquidated damages will increase by an additional .50% per annum of the principal amount of Notes with respect to each subsequent 90 day period (or portion thereof) until all registration defaults have been cured, up to a maximum rate of liquidated damages of 1.50% per annum of the principal amount of the old notes. All accrued liquidated damages shall be paid to the holders of the old notes in the same manner as interest is payable pursuant to the Indenture between us and HSBC Bank USA, as trustee, dated February 8, 2000. Immediately upon the cure of all registration defaults, accrual of liquidated damages will cease.

     A "registration default" means the occurrence of one of the following events:

     - we fail to file any of the registration statements required by the registration rights agreement on or before April 8, 2000;

     - any of the registration statements is not declared effective by the Commission on or prior to July 7, 2000;

     - we fail to complete the exchange offer within 180 days after February 8, 2000. With respect to the exchange offer registration statement; or

     - Any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being succeeded within five business days by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective within such five business day period.

     This summary of the provisions of the registration rights agreement is not complete and is subject to, and is qualified by reference to, all provisions of the registration rights agreement. A copy of this agreement is filed as an exhibit to our current report on Form 8-K, filed with the Commission on February 14, 2000.

INTEREST ON EXCHANGE NOTES

     Each new note will bear interest from the most recent date to which interest has been paid or duly provided for on the old note surrendered in exchange for a new note, or, if no interest has been paid or duly provided for on the old note, from February 8, 2000, the date of issuance of the old note. Holders of the old notes whose old notes are accepted for exchange will not receive accrued interest on the old notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on the old notes prior to the original issue date of the new notes, or, if no interest has been paid or duly provided for, will not receive any accrued interest on the old notes. These holders will be deemed to have waived the right to receive any interest on the old notes accrued from and after that interest payment date, or, if no interest has been paid or fully provided for, from and after February 8, 2000. Interest on the notes is payable semi-annually in arrears on each February 1 and August 1, commencing on August 1, 2000.

PROCEDURES FOR TENDERING OLD NOTES

     To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or a facsimile, together with the old notes and any other required documents, to the exchange agent. The exchange agent must receive these documents at the address set forth below prior to 5:00 p.m., New York City time on the expiration date. Delivery of the old notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of book-entry transfers must be received by the exchange agent prior to the expiration date.

     By executing a letter of transmittal, each holder will make to use the representations set forth below under the heading "-- Resale of New Notes."

     The tender by a holder and the acceptance by us will constitute an agreement between the holder and us in accordance with the terms subject to the conditions set forth in this prospectus and in the letter of transmittal.

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

     Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the old notes tendered:

     - are signed by the registered holder, unless the holder has completed the box entitled "special exchange instructions" or "special delivery instructions" on the letter of transmittal; or

     - are tendered for the account of an eligible institution.

     In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "eligible institution").

     If a letter of transmittal is signed by a person other than the registered holder of any old notes listed on the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the old notes, with the signature guaranteed by an eligible institution.

     If a letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other acting in a fiduciary or representative capacity, the persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     All questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered old notes and withdrawal of tendered old notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes that are not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time period we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, none of Globix, the exchange agents or any other person will incur any liability for failure to give this notification. Tenders of old notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in letter of transmittal, as soon as practicable following the expiration date.

BOOK-ENTRY DELIVERY PROCEDURES

     Promptly after the date of this prospectus, the exchange agent for the old notes will establish accounts with respect to the old notes at DTC, (the "book-entry transfer facility") for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of the old notes by causing the book-entry transfer facility to transfer old notes into the exchange agent's account at the book-entry transfer facility in accordance with the book-entry transfer facility's procedures for transfers. Timely book-entry delivery of old notes pursuant to the exchange offer, however, requires receipt of a book-entry confirmation prior to the expiration date. In addition, to receive new notes for tendered old notes, the letter of transmittal, or a mutually signed facsimile, together with

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

any required signature guarantees and any other required documents, or an agent's message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth under "-- Exchange Agent" below prior to the expiration date. Alternatively, the guaranteed delivery procedures described below must be complied with. Tender will not be considered made until the documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

TENDER OF EXISTING NOTES HELD THROUGH BOOK-ENTRY TRANSFER FACILITY

     The exchange agent and the book-entry transfer facility have confirmed that the exchange offer is eligible for the book-entry transfer facility's Automated Tender Offer Program, or ATOP. Accordingly, participants in the book-entry transfer facility's ATOP may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing the book-entry transfer facility to transfer old notes to the exchange agent in accordance with the book-entry transfer facility's ATOP procedures for transfer. The book-entry transfer facility will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by a book-entry transfer facility, received by exchange agent and forming party of the book-entry confirmation, which states that:

     - the book-entry transfer facility has received an expressed acknowledgment from a participant in its ATOP that is tendering old notes which are the subject of the book-entry conformation;

     - the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, the participant has received and agrees to be bound by the notice of guaranteed delivery; and

     - we may enforce the agreement against the participant.

GUARANTEED DELIVERY PROCEDURE

     Holders who wish to tender their old notes and (1) whose old notes are not immediately available, (2) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

     - the tender is made through an eligible institution;

     - prior to the expiration date, the agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery;

     - setting forth the name and address of the holder;

     - setting forth the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made; and

     - guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile together with the certificate(s) representing the old notes or a book-entry confirmation of the old notes into the exchange agent's account at the book-entry transfer facility and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

     - a properly completed and executed letter of transmittal for facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation transfer of the old notes into the exchange agent's account at the book-entry transfer facility and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the expiration date.

     To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at the address set forth below prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

     - specify the name of the person having deposited the old notes to be withdrawn (the "depositor");

     - identify the old notes to be withdrawn, including the certificates number(s) and principal amount of the old notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee or other registrar register transfer of the old notes into the name of the person withdrawing the tender; and

     - specify the name in which any of the old notes are to be registered, if different from that of the depositor.

     All questions as to the validity, form and eligibility, including time or receipt, of the notices will be determined by us. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued in exchange unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering Old Notes" at any time prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other terms of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes, and may terminate the exchange offer before the acceptance of the old notes if, in our sole judgment, the exchange offer would violate any law, statute, rule or regulation or an interpretation thereof of the Staff of the Commission. If we determine in our sole discretion that this condition is not satisfied, we may:

     - refuse to accept any old notes and return all tendered old notes to the tendering holders;

     - extend the exchange offer and retain all old notes tendered prior to the expiration date, subject, however, to the rights of holders to withdraw the old notes (see "-- Withdrawals of Tender"); or

     - waive the unsatisfied conditions with respect to the exchange offer and accept all validly tendered old notes which have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during that five to ten business-day period.

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

EXCHANGE AGENT

     HSBC Bank USA has been appointed as the exchange agent for the exchange offer of the old notes. The executed letter of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

     By mail or by hand: HSBC Bank USA
                         140 Broadway -- Level A
                         New York, New York 10005-1180
                         Attention: Corporate Trust Department.

     By Facsimile: (212) 658-2292

     Confirm Facsimile by Telephone: (212) 658-5931

     Delivery of a letter of transmittal to an address other than that for the exchange agent as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of a letter of transmittal.

FEES AND EXPENSES

     We will not make any payment to brokers, dealers or other soliciting acceptances of the exchange offer.

TRANSFER TAXES

     Holders who tender their old notes for exchange generally will not be obligated to pay any transfer tax in connection with the exchange. However, holders who instruct us to register new notes in the name of a person other than the registered tendering holders, or request that old notes not tendered or not accepted in the exchange offer be returned to a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

ACCOUNTING TREATMENT

     The new notes will be recorded at the same carrying value as the old notes. This is the aggregate principal amount of the old notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

APPRAISAL RIGHTS

     Holders of old notes will not have dissenters' rights or appraisal rights in connection with the exchange offer.

RESALE OF NEW NOTES

     The new notes are being offered to satisfy our obligations contained in the registration rights agreement. We are making the exchange offer in reliance on the position of the Staff of the Commission as set forth in the Exxon Capital No-Action Letter, the Morgan Stanley No-Action Letter, the Shearman & Sterling No-Action Letter, and other interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter addressing these matters and there can be no assurance that the Staff would make a similar determination with respect to the exchange offer as it has in those interpretive letters to third parties. Based on these interpretations by the Staff, and subject to the two immediately following sentences, we believe that new notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by holders, other than a holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

     - the new notes are acquired in the ordinary course of the holder's business; and

     - the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution within the meaning of the Securities Act of the new notes.

     However, any holder who:

     - is an "affiliate" of us, within the meaning of Rule 405 under the Securities Act;

     - does not acquire new notes in the ordinary course of its business;

     - intends to participate in the exchange offer for the purpose of distributing new notes; or

     - is a broker-dealer who purchased old notes directly from us,

will not be able to rely on the interpretations of the Staff set forth in the above-mentioned interpretive letters; will not be permitted or entitled to tender old notes in the exchange offer; and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes unless the sale is made pursuant to an exemption from those requirements.

     In addition, as described below, if any broker-dealer holds old notes acquired for its own account as a result of market-making or other trading activities and exchanges the old notes for new notes (a "participating broker-dealer"), the participating broker-dealer may be deemed to be a statutory "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of new notes. See "Plan of Distribution."

     Each holder who wishes to exchange old notes for new notes in the exchange offer will be required to represent that:

     - it is not an affiliate of us;

     - any new notes to be received by it are being acquired in the ordinary course of its business; and

     - it has no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of new notes.

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must:

     - acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities, and not directly from us, and

     - must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes.

     The letter of transmittal states that by so acknowledging and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the Staff in the interpretive letters referred to above, we believe that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of new notes. Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer during the period referred to below in connection with the resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities.

     Subject to provisions set forth in the registration rights agreement, we shall use our best efforts to:

     - keep the exchange offer registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for sales of new notes by participating broker-dealers; and

     - ensure that the exchange offer registration statement conforms with the requirements of the Securities Act and the policies, rules and regulations of the Commission as announced from time to time, for a period ending upon the earlier of 180 days after the exchange offer has been completed or at the time the participating broker-dealers no longer own any transfer restricted securities. See "Plan of Distribution."

     Any participating broker-dealer who is an affiliate of us may not rely on the interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each participating broker-dealer who surrenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of a letter of transmittal, that, upon receipt of notice from us of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this prospectus untrue in any material respect or which causes this prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of old notes outstanding. Following the consummation of the exchange offer, holders who did not tender their old notes generally will not have any further registration rights under the registration rights agreement, and these old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the old notes could be adversely affected. The old notes are currently eligible for sale under Rule 144A through the Portal Market. Because we anticipate that most holders will elect to exchange their old notes for new notes due to the absence of most restrictions on the resale of new notes, anticipate that the liquidity of the market for any old notes remaining outstanding after the exchange offer may be substantially limited.

     As a result of the making of the exchange offer, we will have fulfilled our obligations under the registration rights agreement, and holders who do not tender their old notes generally will not have any further registration rights or rights to receive liquidated damages specified in the registration rights agreement for our failure to register the new notes.

     The old notes that are not exchanged for new notes will remain restricted securities. Accordingly, the old notes may be resold only:

     - to Globix or one of its subsidiaries;

     - to a qualified institutional buyer;

     - to an institutional accredited investor;

     - to a party outside the United States under Regulation S under the Securities Act;

     - under an exemption from registration provided by Rule 144 under the Securities Act; or

     - under an effective registration statement.

                            DESCRIPTION OF THE NOTES

GENERAL

     The old notes were and the new notes will be issued under an indenture dated February 8, 2000 between us and HSBC Bank USA, as trustee. The term "notes" refers to the old notes and the new notes. The statements under this caption relating to the notes and the indenture are summaries and are not complete. In addition, they are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of various terms in the indenture. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Where reference is made to particular provisions of the indenture or to defined terms not defined in this prospectus, the provisions or defined terms are incorporated by reference to this prospectus. Copies of the indenture and the registration rights agreement referred to below are available for review at the corporate office of the trustee and may also be obtained from us upon request.

     The notes:

     - are our senior unsecured obligations;

     - rank equally in right of payment with all of our existing and future senior unsecured debt; and

     - are senior in right of payment to all of our existing and future subordinated debt, if any.

     The notes are subordinated to:

     - our secured indebtedness to the extent of the value of the assets securing the indebtedness; and

     - all debt and other liabilities, including trade payables and lease obligations, of our subsidiaries. Any right that we have to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security in the assets of the subsidiary and any debt of the subsidiary senior to that held by us. See "Risk Factors -- Your right to receive payments on these notes may be junior to all of our future borrowings."

     As of December 31, 1999, we had approximately $4.4 million of indebtedness to which holders of notes would have been effectively subordinated and $30.4 million of restricted cash pledged as security for the benefit of the holders of our 13% senior notes. In addition, as of December 31, 1999, the aggregate amount of liabilities of our subsidiaries was approximately $1.9 million. Due to our purchase of all of the outstanding 13% senior notes pursuant to the tender offer and thereafter, the $30.4 million of restricted cash has been released to Globix from escrow. On January 25, 2000, we incurred $21.0 million of indebtedness, which is secured by a first mortgage on the building located at 139 Centre Street, New York.

     The indenture contains limitations on our ability and the ability of our restricted subsidiaries to incur additional indebtedness. However, these limitations are subject to a number of exceptions, and we and our subsidiaries may incur significant additional indebtedness in the future, including indebtedness to which the holders of the notes would be effectively subordinated.

     Under various circumstances, we will be able to designate current or future subsidiaries as Unrestricted Subsidiaries, which will not be subject to many of the restrictive covenants discussed in the indenture.

     The notes are not entitled to any security and are not entitled to the benefit of any guarantees except under the circumstances described under "-- Covenants -- Limitation on Guarantees of Issuer Debt by Restricted Subsidiaries."

PRINCIPAL, INTEREST AND MATURITY

     The notes will mature on February 1, 2010. The notes will be limited to $600.0 million. Each note bears interest at 12 1/2% per annum from the later to occur of February 8, 2000 or the most recent interest payment date to which interest has been paid, payable semiannually on February 1 and August 1 of each year, commencing August 1, 2000, to the Person in whose name the note, or any predecessor note, is registered at the close of business on the January 15 and July 15 immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year comprising twelve 30-day months.

     We have agreed to file and cause to become effective this registration statement relating to this exchange offer for the old notes, or, in lieu thereof, to file and cause to become effective a resale shelf registration for the old notes. If the exchange offer or shelf registration statement is not filed or is not declared effective, or if the exchange offer is not consummated, within the time periods set forth in the registration rights agreement, liquidated damages will accrue and be payable on the old notes. See "Registration Covenant Exchange Offer" above.

     Principal of, premium, if any, and interest on the notes will be payable by wire transfer of immediately available funds to the holders of the global notes and with respect to the certificated notes at the office or agency of Globix, which will initially be the corporate trust office of the trustee maintained in the City of New York for such purposes. We may, at our option, pay interest on the notes by check mailed to the address of the Person entitled thereto as it appears in the Note Register.

     A holder of old notes will not pay a service charge for any registration of transfer or exchange of notes. We may, however, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

FORM, DENOMINATION, BOOK-ENTRY PROCEDURES AND TRANSFER

     The old notes were offered and sold to qualified institutional buyers ("Qualified Institutional Buyers") in reliance on Rule 144A and, to certain non-U.S. holders, in reliance on Regulation S under the Securities Act. The notes are represented by one or more permanent global notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Note"). The Rule 144A Global Note was initially deposited upon issuance with the trustee as custodian for the Depository Trust Company (the "Depository") in New York, New York, and registered in the name of the Depository or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

     The notes sold in offshore transactions in reliance on Regulation S under the Securities Act are represented by one or more permanent global notes in registered, global form without interest coupons (collectively, the "Regulation S Global Note", the Regulation S Global Note and the Rule 144A Global Note, collectively being called the "Global Notes"). The Regulation S Global Note is registered in the name of the Depository or its nominee for credit to the subscribers' respective accounts at the Euroclear System and Cedel Bank. Prior to the 40th day after the closing date for the notes (such period through and including such 40th day being the "Restricted Period"), beneficial interest in the Regulation S Global Note could be held only through Euroclear or CEDEL. Beneficial interests in the Rule 144A Global Note may not be exchanged for beneficial interests in the Regulation S Global Note at any time except in the limited circumstances described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depository, a nominee of the Depository or to a successor of the Depository or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below.

     The Global Notes (including beneficial interests therein) are subject to certain restrictions on transfer and bear a restrictive legend as described under "Notice to Investors." In addition, transfer of beneficial interests in the Global Notes are subject to the applicable rules and procedures of the Depository and its direct or indirect participants (including, if applicable, those of Euroclear and CEDEL), which may change from time to time.

     Upon the transfer of certificated notes in physical form, if any, to a Qualified Institutional Buyer or in accordance with Regulation S, such certificated notes will, unless the relevant Global Note has previously been exchanged in whole for certificated notes, be exchanged for an interest in a Global Note. See "Notice to Investors."

     The notes may be presented for registration of transfer and exchange at the offices of the registrar. The trustee will act as registrar.

DEPOSITORY PROCEDURES

     The Depository has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may own beneficially securities held by or on behalf of the Depository only through Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

     The Depository also has advised us that pursuant to procedures established by it, (i) upon deposit of the Global Notes, the Depository will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

     Investors in the Rule 144A Global Note may hold their interests therein directly through the Depository, if they are Participants in such system, or indirectly through organizations (including Euroclear and CEDEL) that are participants in such system. Investors in the Regulation S Global Note initially must hold their interests therein through Euroclear or CEDEL, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors also may hold interests in the Regulation S Global Note through organizations other than Euroclear and CEDEL that are Participants in the Depository system. Euroclear and CEDEL will hold interests in the Regulation S Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. as operator of CEDEL. The depositories, in turn, will hold such interests in the Regulation S Global Note in customers' securities accounts in the depositories' names on the books of the Depository. All interests in a Global Note including those held through Euroclear or CEDEL, may be subject to the procedures and requirements of the Depository. Those interests held by Euroclear or CEDEL also may be subject to the procedures and requirements of such system.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because the Depository can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depository system, or otherwise take actions in respect of such interests may be affected by the lack of physical certificate evidencing such interests.

     Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

     Payments in respect of the principal and premium and liquidated damages, if any, and interest in a Global Note registered in the name of the Depository or its nominee will be payable by the paying agent to the Depository or its nominee in its capacity as the registered holder of a Global Note under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we, the trustee nor any agent of us or the trustee have or will have any responsibility or liability for (i) any aspect of the Depository's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of the Depository's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants.

     The Depository has advised us that its current practices, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of the Depository. Payments by Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depository, the trustee or us. Neither we nor the trustee will be liable for any delay by the Depository or its Participants in identifying the beneficial owners of the notes, and we and the trustee may rely conclusively on and will be protected in relying on instructions from the Depository or its nominee as the registered owner of the notes for all purposes.

     Except for trades involving only Euroclear and CEDEL participants, interests in the Global Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of the Depository and its Participants. Transfers between Participants in the Depository will be effective in accordance with the Depository's procedures, and will be settled in same-day funds. Transfer between participants in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the notes, transfers between Participants in the Depository and Euroclear or CEDEL participants will be effected through the Depository in accordance with the Depository's rules. Such transfers will require delivery of instructions to Euroclear or CEDEL, as applicable, in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in the Depository, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to the Depository. Euroclear participants and CEDEL participants may not deliver instructions directly to the depositories for Euroclear or CEDEL.

     Due to time zone differences, the securities accounts of a Euroclear or CEDEL participant purchasing an interest in a Global Note from a Participant in the Depository will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear or CEDEL) immediately following the settlement date of the Depository. Cash received in Euroclear or CEDEL as a result of sales of interests in a Global Note by or through a Euroclear or CEDEL participant to a Participant in the Depository will be received with value on the settlement date of the Depository but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following the Depository's settlement date.

     The Depository has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account the depository interests in the Global

Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the notes, the Depository reserves the right to exchange Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

     The information in this section concerning the Depository, Euroclear and CEDEL and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

     Although the Depository, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Regulation S Global Note and in the Rule 144A Global Note among Participants in the Depository, Euroclear and CEDEL, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. We, the initial purchasers of the notes and the trustee will not have any responsibility for the performance by the Depository, Euroclear or CEDEL or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

  Exchange of Book-Entry Notes for Certificated Notes.

     A Global Note is exchangeable for definitive notes in registered certificated form if:

          (i) the Depository

             (a) notifies us that it is unwilling or unable to continue as depository for the Global Note and we thereupon fail to appoint a successor depository or

             (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934,

          (ii) upon the continuance of an Event of Default, or

          (iii) we, at our option, notify the trustee in writing that we elect to cause issuance of the notes in certificated form.

In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon request but only upon at least 20 days' prior written notice given to the trustee by or on behalf of the Depository in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of the Depository (in accordance with its customary procedures) and will bear, the restrictive legend referred to in "Notice to Investors," unless we determine otherwise in compliance with applicable law.

  Exchanges Between Regulation S Notes and the Rule 144A Global Note.

     Prior to the expiration of the Restricted Period, a beneficial interest in a Regulation S Global Note could not be transferred to a U.S. Person. Thereafter, such transfers are permitted on the terms specified in the indenture.

     Beneficial interests in Rule 144A Global Notes may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through the Euroclear System and CEDEL.

     Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in such other Global Note, and accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

     Transfers involving an exchange of a beneficial interest in the Regulation S Global Note for a beneficial interest in the Rule 144A Global Note or vice versa will be effected by the Depository by means of an instruction originated by the trustee through the Depository/Deposit Withdraw at Custodian system. Accordingly, in connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable.

     According to the Depository, the foregoing information with respect to the Depository has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

  Same Day Settlement and Payment.

     The indenture requires that payments in respect of the notes represented by the Global Note (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to certificated notes, we will make all payments of principal, premium, if any, interest and liquidated damages, if any, at the office or agency of Globix, which will initially be the corporate trust of the trustee maintained in the City of New York for such purposes or, at our option by mailing a check to each such holder's registered address. We expect that secondary trading in the certificated notes will also be settled in immediately available funds.

OPTIONAL REDEMPTION

     Except as described below, the notes will not be redeemable at our option prior to February 1, 2005.

     The notes are subject to redemption, at our option, in whole or in part, at any time on or after February 1, 2005 and prior to maturity, upon not less than 30 nor more than 60 days' notice. The notice must be mailed to each holder of notes to be redeemed at each holder's address appearing in the Note Register. The notes are redeemable in amounts of $1,000 or an integral multiple of $1,000. Redemption would be made at the following prices, expressed as percentages of the principal amount if redeemed during the 12-month period beginning February 1 of the years indicated below. Holders will also receive accrued and unpaid interest and liquidated damages, if any, to but excluding the redemption date, subject to the right of holders of record on the immediately preceding record date to receive interest due on an interest payment date that is on or prior to the redemption date.

                                                            REDEMPTION
YEAR                                                          PRICE
----                                                        ----------
2005....................................................     106.250%
2006....................................................     104.167%
2007....................................................     102.083%
2008 and thereafter.....................................     100.000%

     In addition, at any time prior to February 1, 2003, we may redeem up to 35% of the aggregate outstanding principal amount of the notes with the Net Cash Proceeds of one or more sales of Capital Stock, other than Disqualified Stock, at a redemption price equal to 112.500% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon and liquidated damages, if any, to the date of redemption. However, at least 65% of the original principal amount of the notes must remain outstanding immediately following the redemption. In order to effect the foregoing redemption, we must mail a notice of redemption no later than 45 days after the related sale of Capital Stock and must consummate the redemption within 60 days of the closing of the sale of Capital Stock.

     If less than all the notes are to be redeemed, selection of notes for redemption will be made by the trustee, in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or in a manner as it shall deem fair and appropriate. However, after the redemption in part, all notes must be in amounts of $1,000 or integral multiples of $1,000. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to the note must state the portion of the principal amount of the note to be redeemed. A note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the redeemed note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption and, unless we default in the payment of the redemption price, notes or portions of them called for redemption will no longer be deemed outstanding.

SINKING FUND

     The notes are not entitled to the benefit of any sinking fund.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     If a Change of Control occurs at any time, then each holder of notes has the right to require that we purchase the holder's notes for cash at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The holders may require that we purchase their notes in whole or in part in integral multiples of $1,000. Any purchase would be made pursuant to the Offer to Purchase and in accordance with the other procedures set forth in the indenture. Within 30 days following the Change of Control, we will mail an Offer to Purchase to each holder describing the transaction or transactions that constitute the Change of Control and offering to purchase notes on the date specified. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent these laws and regulations are applicable in connection with the purchase of the notes under the Offer to Purchase.

     In the event a Change of Control occurs at a time when we are prohibited from purchasing the notes, due to provisions of other debt agreements or otherwise, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay borrowings, we will remain prohibited from purchasing notes. In this case, our failure to purchase tendered notes would constitute an Event of Default under the indenture, which could, in turn, constitute a default under the terms of other debt agreements. See "Risk Factors -- We may not be able to purchase your notes upon a change of control."

     The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     We will not be required to make an Offer to Purchase upon a Change of Control if a third party:

     - makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to the Offer to Purchase; and

     - purchases all notes validly tendered and not withdrawn under the Offer to Purchase.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets and the assets of our Subsidiaries taken as a whole. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition to another Person or group of less than all of our assets and the assets of our Subsidiaries taken as a whole may be uncertain.

COVENANTS

     The indenture contains the following covenants:

  Limitation on Debt

     We will not, and we will not permit any of our Restricted Subsidiaries to, Incur any Debt; provided that Globix may Incur Debt and Globix's Restricted Subsidiaries may Incur Eligible Debt if, after giving effect to the Incurrence of Debt and the receipt and application of the proceeds thereof, the Consolidated Debt to EBITDA Ratio would be greater than zero and less than 6:1.

     However, the following Debt may be Incurred:

          (1) Permitted Senior Bank Debt;

          (2) Debt owed:

        - by a Restricted Subsidiary to us, which is evidenced by a promissory note; or

        - to any Restricted Subsidiary, which is evidenced by a promissory note;

     provided that (i) if Globix is the obligor, such Debt is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes and (ii) in each case, any event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary, or any subsequent transfer of Debt other than to us or another Restricted Subsidiary, is deemed, in each case, to constitute the Incurrence of Debt not permitted by this clause (2);

          (3) Debt:

        - in respect of performance, surety or appeal bonds or letters of credit in the ordinary course of business;

        - under Permitted Interest Rate or Currency Protection Agreements; or

        - arising under, or arising from, agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations Incurred in connection with the disposition of any business, assets or Restricted Subsidiary other than Guarantees of Debt Incurred by any Person acquiring all or any portion of the business, assets or Restricted Subsidiary for the purpose of financing an acquisition, in a principal amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with the disposition;

          (4) Debt which is exchanged for or the proceeds of which are used to replace, refinance or refund, or any extension or renewal (including as a result of an amendment or restatement) of (each a "refinancing"):

        - the notes and the new notes issued in the exchange offer issued under the indenture;

        - Debt incurred pursuant to clauses (3), (5), (8) and (9) of this paragraph and this clause (4),

           - in each case in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced, together with any accrued interest and any premium and other payment required to be made with respect to the Debt being refinanced or refunded, and any fees, costs, expenses, underwriting discounts or commissions and other payments paid or payable with respect to the Debt incurred pursuant to this clause (4); provided, however, that:

           - Debt, the proceeds of which are used to replace, refinance or refund the notes, or Debt which is pari passu with or subordinate in right of payment to the notes, shall only be permitted if (x) in the case of any refinancing of the notes or Debt which is pari passu to the notes, the refinancing Debt is Incurred by us and made pari passu to the notes or subordinated to the notes, and (y) in the case of any refinancing of Debt which is subordinated to the notes, the refinancing Debt is Incurred by us and is subordinated to the notes in a manner that is at least as favorable to the holders as that of the Debt refinanced;

           - the replacement, refinancing or refunding Debt by its terms, or by the terms of any agreement or instrument pursuant to which Debt is issued, does not have a final maturity prior to the final maturity of the notes and has an Average Life longer than the Average Life of the notes; and

           - in the case of any refinancing of Debt Incurred by us, the refinancing of Debt may be Incurred only by us, and in the case of any refinancing of Debt Incurred by a Restricted Subsidiary, the refinancing of Debt may be Incurred only by a Restricted Subsidiary or by us;

          (5) Acquisition Debt;

          (6) Debt of Globix or Eligible Debt of Restricted Subsidiaries not to exceed, at any time outstanding, 2.0 times the Net Cash Proceeds received by us after the original issue date of the notes (x) from the issuance and sale of our Capital Stock, other than Disqualified Stock, or (y) from the issuance and sale of convertible Debt upon the conversion of that Debt into Capital Stock, other than Disqualified Stock, in each case to a Person that is not our Subsidiary, to the extent that Net Cash Proceeds have not been used pursuant to the third clause of the Restricted Payment Basket calculation in the first paragraph or clauses (3), (4) or (6) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment; provided that any Debt of Globix does not have a final maturity prior to the final maturity of the notes and has an Average Life longer than the Average Life of the notes;

          (7) Debt of Globix or Eligible Debt of Restricted Subsidiaries not to exceed, at any time outstanding, 1.0 times the fair market value at the time of issuance (as determined in good faith by the board of directors of Globix and evidenced by a resolution of such board of directors filed with the trustee) of our Capital Stock, other than Disqualified Stock, issued in exchange for long term assets purchased for use in the Internet Service Business or the Capital Stock of a Person primarily engaged in the Internet Service Business which as a result of such purchase becomes a Restricted Subsidiary, in each case, acquired by us after the original issue date of the notes, to the extent that such fair market value of our Capital Stock has not been used pursuant to the fourth clause of the Restricted Payment Basket calculation in the first paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment; provided, that with respect to the acquisition of a Person, the fair market value of the Capital Stock shall be reduced by the amount of goodwill recorded in connection with such acquisition, and, provided, further, that the Debt of Globix Incurred pursuant to this clause (7) does not have a final maturity prior to the final maturity of the notes and has an Average Life longer than the Average Life of the notes;

          (8) Existing Debt;

          (9) Debt, including, but not limited to, Capital Lease Obligations and Purchase Money Secured Debt, Incurred to finance the purchase or other acquisition of any property, inventory, asset or business directly or indirectly, by us or any Restricted Subsidiary used in, or to be used in, the Internet Service Business;

          (10) Subordinated Debt not to exceed $100.0 million in principal amount outstanding at any time; and

          (11) our other Debt or other debt of any Restricted Subsidiary not to exceed $75.0 million in principal amount outstanding at any one time.

     For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, or is permitted in part under the first paragraph of this covenant and in part under one or more of the above clauses, we, in our sole discretion, shall classify, and from time to time may reclassify, the item of Debt in whole or in part.

     For purposes of determining any particular amount of Debt under this covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Debt otherwise included in the determination of the particular amount will not be included.

  Limitation on Guarantees of Our Debt by Restricted Subsidiaries

     We may not permit any Restricted Subsidiary, directly or indirectly, to Guarantee, assume or in any other manner become liable for the payment of any of our Debt, other than our Debt:

     - Incurred pursuant to clauses (1), (3), (5), (9) (other than (x) Debt in the form of, or represented by, bonds or other securities or any Guarantee thereof and (y) Debt that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act)) or (11) of the second paragraph of "Limitation on Debt;" or

     - refinanced pursuant to clause (4) of the second paragraph of "Limitation on Debt" of Debt originally incurred under clause (3), (5) or (9) of the second paragraph of "Limitation on Debt," that is pari passu with or subordinate in right of payment to the notes, unless:

     - the Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee of payment of the notes by the Restricted Subsidiary and, with respect to any Guarantee of our Debt that is subordinate in right of payment to the notes, the Guarantee shall be subordinated to the Restricted Subsidiary's Guarantee with respect to the notes at least to the same extent as the Debt is subordinated to the notes; and

     - the Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by a Restricted Subsidiary under its Guarantee until the notes have been paid in full or otherwise satisfied or discharged.

     However, any Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged:

     - in the event such Restricted Subsidiary is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease) and whether or not such Restricted Subsidiary is the surviving corporation in such transaction) to a Person which is not an Affiliate of Globix if the sale or other disposition, including the application of the proceeds therefrom, is in compliance with the Indenture; or

     - in the event of the release or discharge of the Guarantee which resulted in the creation of the Restricted Subsidiary's Guarantee with respect to the notes, except a discharge or release by or as a result of payment under a Guarantee.

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

  Limitation on Restricted Payments

     We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

          (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock to Persons other than us or any of our Restricted Subsidiaries, other than:

        - pro rata dividends or distributions payable solely in shares of its Capital Stock, other than Disqualified Stock, or in options, warrants or other rights to acquire shares of Capital Stock, other than Disqualified Stock;

        - pro rata dividends or distributions on common stock of Restricted Subsidiaries held by minority stockholders; or

        - dividends in respect of Disqualified Stock;

          (2) purchase, redeem, retire or otherwise acquire for value any shares of our Capital Stock or the Capital Stock of an Unrestricted Subsidiary including options, warrants or other rights to acquire shares of Capital Stock, held by any Person, or any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to acquire shares of Capital Stock, held by any Person other than us or one of our Wholly Owned Restricted Subsidiaries, provided, however that this clause (2) shall not prohibit an Investment which would be considered a Permitted Investment under the first clause of the definition of Permitted Investment or the purchase by a Restricted Subsidiary of its Capital Stock;

          (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of our Debt that is subordinated in right of payment to the notes; or

          (4) make any Investment, other than a Permitted Investment, in any Person;

     (the payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

        - a Default or Event of Default shall have occurred and be continuing;

        - we could not Incur at least $1.00 of Debt under the first paragraph of the "Limitation on Debt" covenant; or

        - the aggregate amount of all Restricted Payments (which amount, if other than cash, is to be determined in good faith by the board of directors, whose determination shall be conclusive and evidenced by a board resolution), made after the date of original issuance of the notes shall exceed the sum (the "Restricted Payment Basket") of:

           - cumulative Consolidated EBITDA since the date of original issuance of the notes through the last day of the last full fiscal quarter ending immediately preceding the date of the Restricted Payment for which quarterly or annual financial statements are available; minus

           - 1.5 times our cumulative Consolidated Interest Expense since the date of original issuance of the notes through the last day of the last full fiscal quarter ending immediately preceding the date of the Restricted Payment for which quarterly or annual financial statements are available; plus

           - the aggregate Net Cash Proceeds received by us after the original issuance date of the notes from the issuance and sale of our Capital Stock, other than Disqualified Stock, to a Person who is not one of our Subsidiaries, including an issuance or sale permitted by the indenture of our convertible Debt for cash subsequent to the original issuance date of the notes upon the conversion of that Debt into our Capital Stock, other than Disqualified Stock, or from the issuance to a Person who is not one of our Subsidiaries of any options, warrants or other rights to acquire our Capital Stock, other than Disqualified Stock,

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

             exclusive of any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the stated final maturity date of the notes, in each case, except to the extent Net Cash Proceeds are used to Incur Debt pursuant to clause (6) of the second paragraph under the "Limitation on Debt" covenant; plus

           - the aggregate amount of the fair market value at the time of issuance (as determined by the board of directors of Globix in good faith and evidenced by a resolution of such board of directors filed with the trustee) of our Capital Stock, other than Disqualified Stock, issued in exchange for long term assets to be used in the Internet Service Business or for the Capital Stock of a Person primarily engaged in the Internet Service Business which as a result of such acquisition becomes a Restricted Subsidiary, in each case, acquired by us after the original issuance date of the notes, except to the extent the fair market value of our Capital Stock is used to Incur Debt pursuant to clause (7) of the second paragraph under the "Limitation on Debt" covenant, provided that with respect to the acquisition of a Person, the fair market value of the Capital Stock shall be reduced by the amount of goodwill recorded in connection with such acquisition; plus

           - an amount equal to the net reduction in Investments, other than reductions in Permitted Investments, in any Person resulting from payments of interest on Debt, dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any Investment except, in each case, to the extent any payment or proceeds are included in the calculation of Consolidated EBITDA, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in a Person or Unrestricted Subsidiary.

     The provision above shall not be violated by reason of:

          (1) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, the payment would comply with the paragraph above;

          (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Debt that is subordinated in right of payment to the notes including premium, if any, and accrued and unpaid interest, with the proceeds of Debt Incurred under clause (4) of the second paragraph of the "Limitation on Debt" covenant;

          (3) the repurchase, redemption or other acquisition of our Capital Stock or the Capital Stock of one of our Subsidiaries, or options, warrants or other rights to acquire the Capital Stock, in exchange for (including upon exercise of a conversion right) or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of our Capital Stock, other than Disqualified Stock, or options, warrants or other rights to acquire the Capital Stock, other than Disqualified Stock;

          (4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of our Debt which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, a capital contribution or a substantially concurrent offering of, shares of our Capital Stock, other than Disqualified Stock, or options, warrants or other rights to acquire Capital Stock, other than Disqualified Stock;

          (5) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets, and payments of cash instead of fractional shares;

          (6) Investments in any Person provided that the aggregate amount of Investments made pursuant to this clause (6) does not exceed the sum of:

        - the amount of Net Cash Proceeds received by us after the original issuance date of the notes from the sale of our Capital Stock, other than Disqualified Stock, to a Person who is not our
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

          Subsidiary, except to the extent the Net Cash Proceeds are used to Incur Debt pursuant to clause (6) of the second paragraph of the "Limitation on Debt" covenant or to make Restricted Payments pursuant to the third clause of the Restricted Payment Basket calculation in the first paragraph, or clauses (3) or (4) of this paragraph, of this "Limitation on Restricted Payments" covenant, plus

        - the net reduction in Investments made pursuant to this clause (6), other than reductions in Permitted Investments, resulting from distributions on or repayments of the Investments or from the Net Cash Proceeds from the sale of any Investment, except in each case to the extent any payment or proceeds is included in the calculation of Consolidated EBITDA, or from a Person becoming a Restricted Subsidiary; provided that the net reduction in any Investment shall not exceed the amount of the Investment;

          (7) Investments acquired in exchange for our Capital Stock, other than Disqualified Stock;

          (8) the purchase, redemption or other acquisition or retirement of our common stock or any, warrant, option or other right to acquire shares of our common stock from our employees or the employees of our Subsidiaries in an amount not to exceed $2.0 million in any fiscal year; provided that amounts not paid for any purchase, redemption or other acquisition or retirement in any fiscal year may be accumulated and paid in any subsequent fiscal year;

          (9) additional Restricted Payments not to exceed $30.0 million in the aggregate; or

          (10) the acquisition of our Capital Stock by us in connection with the cashless exercise of any options, warrants or similar rights issued by us.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof and an exchange of Capital Stock for Capital Stock or Debt referred to in clause (3) or
(4) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3), (4) and (6), shall be included in calculating whether any subsequent Restricted Payment would exceed the Restricted Payment Basket contained in the first paragraph of this "Limitation on Restricted Payments" covenant. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of the notes, or Debt that is pari passu with the notes, then the Net Cash Proceeds of the issuance shall be included in the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent the proceeds are not used for redemption, repurchase or other acquisition of such Debt.

  Limitation on Asset Sales

     We will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

     - we or the Restricted Subsidiary, as the case may be, receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of, as evidenced by a resolution of the board of directors; and

     - at least 75% of the consideration received by us or the Restricted Subsidiary, as the case may be, from the Asset Sale shall be cash or other Qualified Consideration.

     We or any Restricted Subsidiary may, within 365 days of the Asset Sale, invest the Net Cash Proceeds:

     - in property or assets used, or to be used, in the Internet Service Business, or in a company engaged primarily in the Internet Service Business, if and to the extent otherwise permitted under the indenture; or

     - to repay any of our Debt, other than subordinated debt, or any Debt of any Restricted Subsidiary.

     The amount of the Net Cash Proceeds not used or invested within 365 days of the Asset Sale in the manner described in the foregoing clauses shall constitute "Excess Proceeds."

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

     In the event that Excess Proceeds exceed $10.0 million, we shall make an Offer to Purchase that amount of notes equal to the amount of Excess Proceeds at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase and, to the extent required by the terms of our other Debt, our other Debt that is pari passu with the notes or Debt of a Restricted Subsidiary. Each Offer to Purchase shall be mailed within 30 days following the date that we shall become obligated to purchase notes with any Excess Proceeds. Following the completion of an Offer to Purchase, the amount of Excess Proceeds shall be deemed to be reset at zero and, to the extent there are any remaining Excess Proceeds we may use Excess Proceeds for any use which is not otherwise prohibited by the indenture.

     We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent the laws and regulations are applicable in connection with the purchase of notes pursuant to the Offer to Purchase.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     We may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

     - pay dividends, in cash or otherwise, or make any other distributions in respect of its Capital Stock owned by us or any other Restricted Subsidiary or pay any Debt or other obligation owed to us or any other Restricted Subsidiary;

     - make loans or advances to us or any other Restricted Subsidiary; or

     - transfer any of its property or assets to us or any other Restricted Subsidiary.

     However, we may, and may permit any Restricted Subsidiary to, suffer to exist any encumbrance or restriction:

     - pursuant to any agreement in effect on the date of original issuance of the notes, and any amendments, extensions, refinancings, refundings, renewals, restatements or replacements of agreements, provided that the amendments, encumbrances and restrictions in any extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders, than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed, restated or replaced;

     - existing under or by reason of applicable law;

     - existing or arising in connection with any Permitted Senior Bank Debt or any Debt incurred pursuant to clause (5) of the second paragraph of "Limitations on Debt," provided that with respect to Debt incurred pursuant to such clause (5) the encumbrance or restriction is not applicable to any Person or assets other than the assets or Person so acquired with the Debt incurred pursuant to such clause (5);

     - pursuant to an agreement existing prior to the date on which a Person became a Restricted Subsidiary and not Incurred in anticipation of becoming a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired;

     - pursuant to an agreement entered into in connection with Debt Incurred under clause (4) of the second paragraph of the "Limitation on Debt" covenant; provided, however, that the provisions contained in any agreement related to an encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement that is the subject of the refinancing;

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

     - contained in any agreement relating to a Lien on any property or assets of a Restricted Subsidiary or us otherwise permitted under the indenture, but only to the extent the restrictions restrict the transfer of the property subject to the Lien;

     - pursuant to customary nonassignment provisions entered into in the ordinary course of business in leases, licenses and other contracts to the extent the provisions restrict the transfer, sublicensing or any license or subletting of any lease or the assignment of rights under any such contract;

     - with respect to a Restricted Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of the Restricted Subsidiary; provided that consummation of the transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice, or both, would constitute an Event of Default, that the restriction terminates if the transaction is closed or abandoned and that the closing or abandonment of the transaction occurs within one year of the date the agreement was entered into;

     - imposed pursuant to contracts for the sale of assets with respect to the transfer of the assets to be sold pursuant to the contract;

     - arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually, or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or any Restricted Subsidiary; or

     - contained in the terms of any agreement entered into in connection with the Incurrence of Debt if:

        - the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in the Debt or agreement,

        - the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings, and

        - we determine that any encumbrance or restriction will not materially affect our ability to make principal or interest payments on the notes.

  Limitation on Liens

     We may not, and may not permit any Restricted Subsidiary to, Incur or suffer to exist any Lien, on or with respect to any property or assets now owned or hereafter acquired to secure any Debt without making, or causing the Restricted Subsidiary to make, effective provision for securing the notes:

     - equally and ratably with Debt as to such property or assets for so long as the Debt will be so secured or;

     - in the event the Debt is our Debt which is subordinate in right of payment to the notes, prior to this Debt as to such property or assets for so long as this Debt will be so secured.

     The foregoing restrictions shall not apply to:

     - Liens in existence on the date of original issuance of the notes;

     - Liens securing only the notes and any Lien in favor of the trustee for the benefit of the holders arising under the provisions in the indenture;

     - Liens granted by a Restricted Subsidiary in favor of us or any Restricted Subsidiary;

     - Liens to secure Permitted Senior Bank Debt;

     - Liens securing Purchase Money Secured Debt;

     - Liens on property existing immediately prior to the time of its acquisition, and not Incurred in anticipation of the financing of the acquisition, provided that such Lien extends only to the acquired property;
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

     - Liens on property of a Person existing at the time the Person becomes a Restricted Subsidiary and not incurred in anticipation of becoming a Restricted Subsidiary, provided that such Lien extends only to such property;

     - any interest in or title of a lessor to any property subject to a Capital Lease Obligation which is permitted under the indenture;

     - Liens on the property or assets of a Restricted Subsidiary securing Debt of such Subsidiary, which Debt is permitted under the indenture; or

     - Liens to secure Debt Incurred pursuant to clause (4) of the second paragraph of the "Limitation on Debt" covenant; provided that the Lien does not extend to any property other than the property securing the Debt being replaced, refunded or refinanced pursuant to clause (4) of the second paragraph of the "Limitation on Debt" covenant.

  Limitation on Issuance or Sale of Capital Stock of Restricted Subsidiaries

     We will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of Capital Stock, except:

     - to us or one of our Wholly Owned Restricted Subsidiaries;

     - issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; or

     - issuances or sales of common stock of a Restricted Subsidiary, provided that (1) the proceeds therefrom shall be treated as proceeds from an Asset Sale in accordance with the "Limitation on Asset Sales" covenant and (2) if, immediately after giving effect to the issuance or sale, the Restricted Subsidiary would no longer constitute a Restricted Subsidiary, any Investment in any Person remaining after giving effect to the issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of the issuance or sale.

  Transactions with Affiliates and Related Persons

     We may not, and may not permit any Restricted Subsidiary to, enter into any transaction, or series of related transactions, not in the ordinary course of business with our Affiliates or Related Persons, other than us or a Wholly Owned Restricted Subsidiary, involving aggregate consideration in excess of $2.0 million, including any Investment, either directly or indirectly, unless the transaction is on terms no less favorable to us or the Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person and in our best interests or the best interests of the Restricted Subsidiary. For any transaction, or series of related transactions, that involves aggregate consideration in excess of $2.0 million but less than or equal to $10.0 million, our Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer shall determine that the transaction satisfies the above criteria and shall evidence a determination by an Officer's Certificate filed with the trustee. For any transaction that involves aggregate consideration in excess of $10.0 million:

     - a majority of the disinterested members of the board of directors shall determine that the transaction satisfies the above criteria; or

     - we shall obtain a written opinion of a nationally recognized investment banking or appraisal firm stating that the transaction is fair to us or the Restricted Subsidiary.

     The limitation above does not apply, and shall not apply, to:

     - any transaction solely between us and any of our Wholly Owned Restricted Subsidiaries or solely between any of our Wholly Owned Restricted Subsidiaries;

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

     - the payment of reasonable and customary regular fees to our directors who are not our employees;

     - licensing or sublicensing or the use of any intellectual property by us or any Wholly Owned Restricted Subsidiary of Globix to us or any Wholly Owned Restricted Subsidiary of Globix;

     - any transaction entered into for the purpose of granting or altering registration rights with respect to any of our Capital Stock;

     - any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; or

     - compensation, severance and employee benefit arrangements with our or any Restricted Subsidiary's officers, directors or employees, including under any stock option or stock incentive plans, in the ordinary course of business.

  Limitation on Sale-Leaseback Transactions

     We will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of our assets or properties, whether now owned or hereafter acquired, whereby we or a Restricted Subsidiary sell or transfer the assets or properties and then or thereafter lease the assets or properties or any part thereof or any other assets or properties that we or the Restricted Subsidiary, as the case may be, intend to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The above restriction does not apply to any sale-leaseback transaction if:

     - the lease is for a period, including renewal rights, of not in excess of three years;

     - the sale-leaseback transaction is consummated within 180 days after the purchase of the assets subject to the transaction;

     - the transaction is solely between us and any of our Wholly Owned Restricted Subsidiaries or solely between our Wholly Owned Restricted Subsidiaries; or

     - we or the Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, apply an amount no less than the Net Cash Proceeds received from the sale in accordance with the second paragraph of "-- Limitation on Asset Sales."

  Provision of Financial Information

     Whether or not we are required to be subject to Section 13(a) or 15(d) of the Exchange Act, we shall file with the Commission the annual reports, quarterly reports and other documents which we would have been required to file with the Commission pursuant to Section 13(a) or 15(d) or any successor provision if we were so required. These documents must be filed with the Commission on or prior to the respective dates (each a "Required Filing Date," collectively, the "Required Filing Dates") by which we would have been required so to file the documents if we were so required. We shall also in any event:

     - within 15 days of each Required Filing Date (1) transmit by mail to all holders, as their names and addresses appear in the Note Register, without cost to the holders, and (2) file with the trustee, copies of the annual reports, quarterly reports and other documents which we file with the Commission pursuant to Section 13(a) or 15(d) or any successor provision or would have been required to file with the Commission pursuant to Section 13(a) or 15(d) or any successor provisions if we were required to be subject to these Sections; and

     - if filing these documents by us with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of these documents to any prospective holder.

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

  Unrestricted Subsidiaries

     We may designate any of our Subsidiaries to be an "Unrestricted Subsidiary" as provided below in which event the Subsidiary and each other Person that is then, or thereafter becomes, a Subsidiary of the Subsidiary will be deemed to be an Unrestricted Subsidiary. "Unrestricted Subsidiary" means:

     - any Subsidiary designated as such by the Board of Directors as set forth below where (1) no default with respect to any Debt of the Subsidiary or any Subsidiary of the Subsidiary, including any right which the holders thereof may have to take enforcement action against the Subsidiary, would permit, upon notice, lapse of time or both, any holder of any other Debt in a principal amount in excess of $10.0 million of us and our Subsidiaries, other than another Unrestricted Subsidiary, to declare a default on the other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) we could make a Restricted Payment in an amount equal to the greater of the fair market value and book value of the Subsidiary at the time of designation pursuant to "Limitation on Restricted Payments" and the amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder; and

     - any Subsidiary of an Unrestricted Subsidiary.

     The board of directors may not designate a Subsidiary to be an Unrestricted Subsidiary if the Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any of our other Subsidiaries which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary. The board of directors may designate any Unrestricted Subsidiary a Restricted Subsidiary and shall be deemed to have made this designation if at that time the condition set forth in the item listed under in the definition of "Unrestricted Subsidiary" shall cease to be true, in which case any Debt of such Subsidiary shall be deemed to be incurred as of such date.

     The Board of Directors of Globix may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Globix could incur at least $1.00 of additional Debt under the first paragraph of the "Limitation on Debt" covenant on a pro forma consolidated basis taking into account such designation.

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     We may not, in a single transaction or a series of related transactions,
(1) consolidate or merge with or into any other Person or permit any other Person to consolidate or merge with or into us or (2) directly or indirectly transfer, sell, lease or otherwise dispose of all or substantially all of its assets, unless:

     - in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of our obligations under the indenture;

     - immediately before and after giving effect to the transaction and treating any Debt which becomes our obligation or an obligation of a Restricted Subsidiary as a result of the transaction as having been Incurred by us or the Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing;

     - except in the case of any such consolidation or merger of us with or into, or any such transfer, sale, lease or other disposition of assets to, a Wholly Owned Restricted Subsidiary of Globix, immediately after giving effect to the transaction, our Consolidated Net Worth, or the Consolidated Net Worth of any other successor entity to us, is equal to or greater than our Consolidated Net Worth immediately prior to the transaction; and

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     - except in the case of any consolidation or merger of us with or into, or any such transfer, sale, lease or other disposition of assets to, a Wholly Owned Restricted Subsidiary of Globix, immediately after giving effect to the transaction and treating any Debt which becomes our obligation or the obligation of a Restricted Subsidiary as a result of the transaction as having been Incurred by us or the Restricted Subsidiary at the time of the transaction, we, including any successor entity to us, (a) could Incur at least $1.00 of additional Debt pursuant to the provisions of the indenture described in the first paragraph under "Limitation on Debt" above or (b) we, including any successor entity to us, would have a Consolidated Debt to EBITDA Ratio immediately after giving effect to the transaction which is less than or equal to our Consolidated Debt to EBITDA Ratio immediately prior to the transaction if the ratio immediately prior to the transaction is positive or greater than or equal to such ratio if such ratio is negative.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used in this prospectus for which no definition is provided.

     "Acquisition Debt" means Debt of a Person existing at the time the Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition, and not Incurred in connection with, or in anticipation of, the Person becoming a Restricted Subsidiary or an Asset Acquisition.

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Acquisition" means an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any Person other than us or any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of the Person; provided that the property and assets acquired are to be used in the Internet Service Business.

     "Asset Sale" by any Person means any transfer, conveyance, sale, lease, license or other disposition by such Person or any of its Restricted Subsidiaries, including a consolidation or merger or other sale of the Restricted Subsidiary with, into or to another Person in a transaction in which the Restricted Subsidiary ceases to be a Restricted Subsidiary (collectively, a "transfer"), of:

     - shares of Capital Stock, other than directors' qualifying shares, or other ownership interests of a Restricted Subsidiary of a Person;

     - all or substantially all of the assets of a Person or any of its Restricted Subsidiaries; or

     - any other property, assets or rights, including intellectual property rights, of a Person or any of its Restricted Subsidiaries outside of the ordinary course of business;

provided that "Asset Sale" shall not include:

     - any transfer of all or substantially all of our assets in a transaction that is made in compliance with the requirements of provisions of the indenture described under "-- Mergers, Consolidations and Certain Sales of Assets;"

     - any transfer by us to any Wholly Owned Restricted Subsidiary of Globix or by any Wholly Owned Restricted Subsidiary of Globix to any other Wholly Owned Subsidiary of Globix or to us in a manner that does not otherwise violate the terms of the indenture;

     - transfers made in compliance with the requirements of provisions of the indenture described under "Limitation on Restricted Payments;"

     - transfers constituting the granting of a Permitted Lien;
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

     - exchanges of equipment used in the Internet Service Business for other equipment to be used in the Internet Service Business; provided any exchange for equipment with a fair market value in excess of $2.0 million must be approved by our board of directors; and

     - transfers of assets, property or other rights, including intellectual property rights, with a fair market value at the date of transfer of less than $2.0 million.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the dates of each successive scheduled principal payment of the debt security and (b) the amount of the principal payment, by (2) the sum of all of the principal payments.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of, or other Debt arrangements conveying the right to use, real or personal property of a Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of a Person in accordance with GAAP. The principal amount of the obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of a Person in accordance with GAAP.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents, however designated, of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

     "Cash Equivalents" means:

     - securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, provided that the full faith and credit of the United States is pledged in support thereof, having maturities of six months or less from the date of acquisition;

     - certificates of deposit with maturities of not more than six months from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

     - repurchase obligations with a term of not more than seven days for underlying securities of the types described in the first two clauses above entered into with any financial institution meeting the qualifications specified in the second clause above;

     - municipal securities having the highest rating obtainable from Moody's Investors Service, Inc. (or any successor thereto) or Standard & Poor's Ratings Group (or any successor thereto) and in each case maturing within 60 days or less after the date of acquisition;

     - commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. (or any successor thereto) or Standard & Poor's Ratings Group (or any successor thereto) and in each case maturing within six months after the date of acquisition; and

     - money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in the foregoing clauses of this definition.

     "Change of Control" means the occurrence of one or more of the following events:

     - any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder or Permitted Group, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of Globix;

     - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Globix (together with any new directors whose election to
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

       such board or whose nomination for election by the stockholders of Globix was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office;

     - Globix consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with Globix, in any such event, pursuant to a transaction in which the outstanding Voting Stock of Globix is changed into or exchanged for cash, securities or other property, except (i) to the extent necessary to reflect a change in the jurisdiction of incorporation of Globix or (ii) where no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) owns, other than a Permitted Holder or Permitted Group, immediately after such transaction, directly or indirectly, more than 50% of the total outstanding Voting Stock of the surviving corporation; or

     - Globix is liquidated or dissolved or adopts a plan of liquidation or dissolution.

Notwithstanding the foregoing, in the event any transaction would result in a change of control with respect to our 13% senior notes such transaction shall be deemed a change of control for purposes of the notes as well.

     "Common Stock" of any Person means Capital Stock of a Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of the Person.

     "Consolidated Accounts Receivable" means the consolidated accounts receivable (net of the allowance for doubtful accounts calculated in accordance with GAAP) of Globix and its Restricted Subsidiaries that are not more than 60 days past their due date and that were entered into in the ordinary course of business on normal payment terms as shown on the most recent internal consolidated balance sheet of Globix and its Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP.

     "Consolidated Debt to EBITDA Ratio" means the ratio of:

     - the total consolidated Debt as of the date of calculation (the "Determination Date") to

     - four times the Consolidated EBITDA for the latest fiscal quarter for which financial information is available immediately preceding the Determination Date (the "Measurement Period").

     For purposes of calculating Consolidated EBITDA for the Measurement Period immediately prior to the relevant Determination Date:

     - any Person that is a Restricted Subsidiary on the Determination Date, or would become a Restricted Subsidiary on the Determination Date in connection with the transaction that requires the determination of the Consolidated EBITDA, will be deemed to have been a Restricted Subsidiary at all times during the Measurement Period;

     - any Person that is not a Restricted Subsidiary on the Determination Date, or would cease to be a Restricted Subsidiary on the Determination Date in connection with the transaction that requires the determination of the Consolidated EBITDA, will be deemed not to have been a Restricted Subsidiary at any time during the Measurement Period; and

     - if we or any Restricted Subsidiary shall have in any manner (1) acquired through an acquisition or the commencement of activities constituting the operating business, or (2) disposed of by an Asset Sale or the termination or discontinuance of activities constituting such operating business any operating business during the Measurement Period or after the end of the period and on or prior to the Determination Date, the calculation will be made on a pro forma basis in accordance with GAAP as if all transactions had been consummated prior to the first day of the Measurement Period, it being understood that in calculating Consolidated EBITDA the exclusions set forth in the
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

       definition of Consolidated Net Income shall apply to any Person acquired as if it were a Restricted Subsidiary.

     "Consolidated EBITDA" means, with respect to any period, Consolidated Net Income for the period increased, without duplication, to the extent deducted in calculating the Consolidated Net Income, by:

     - Consolidated Income Tax Expense for the period;

     - Consolidated Interest Expense for the period without regard to the proviso therein; and

     - depreciation, amortization and any other non-cash items for the period, less any non-cash items to the extent they increase Consolidated Net Income, including the partial or entire reversal of reserves taken in prior periods, for the period, for us and any Restricted Subsidiary, including, without limitation, amortization of capitalized debt issuance costs for the period, all of the foregoing determined on a consolidated basis for us and Restricted Subsidiaries in accordance with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary of Globix, Consolidated EBITDA shall be reduced, to the extent not otherwise reduced in accordance with GAAP, by an amount equal to:

     - the amount of Consolidated EBITDA attributable to such Restricted Subsidiary, multiplied by

     - the percentage ownership interest in a Restricted Subsidiary not owned on the last day of a period by us or any of our Restricted Subsidiaries.

     "Consolidated Income Tax Expense" for any period means the consolidated provision for our income taxes and the income taxes of our Restricted Subsidiaries for the period calculated on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means for any period the consolidated interest expense included in the consolidated income statement of Globix and its Restricted Subsidiaries, without deduction of interest income, for a period calculated on a consolidated basis in accordance with GAAP, including without limitation or duplication, or, to the extent not so included, with the addition of:

     - the amortization of Debt discounts;

     - any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities;

     - fees, net of any amounts received, with respect to any Interest Rate or Currency Protection Agreement;

     - interest on Debt guaranteed by us and our Restricted Subsidiaries, to the extent paid by us or any Restricted Subsidiary; and

     - the portion of any Capital Lease Obligation allocable to interest expense.

Notwithstanding the foregoing, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary of Globix, Consolidated Interest Expense shall be reduced, to the extent not otherwise reduced in accordance with GAAP, by an amount equal to the amount of Consolidated Interest Expense attributable to the Restricted Subsidiary, multiplied by the percentage ownership interest in the Restricted Subsidiary not owned on the last day of the period by us or any of our Restricted Subsidiaries.

     "Consolidated Net Income" for any period means our consolidated net income or loss of and the consolidated net income of our Restricted Subsidiaries for a period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom:

     - the net income or loss of any Person acquired by us or any of our Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of the transaction;

     - the net income or loss of any Person that is not our Restricted Subsidiary except to the extent of the amount of dividends or other distributions actually paid to us or our Restricted Subsidiary by the Person during the period;
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

     - gains or losses on Asset Sales by us or our Restricted Subsidiaries;

     - all extraordinary gains and extraordinary losses;

     - the cumulative effect of changes in accounting principles; and

     - the tax effect of any of the items described in the foregoing clauses.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such Person; provided that, with respect to us, adjustments following the date of the indenture to our accounting books and records in accordance with Accounting Principles Board Opinions Nos. 16 and 17, or successor opinions thereto, or otherwise resulting from the acquisition of control of us by another Person shall not be given effect.

     "Consolidated Tangible Assets" means, with respect to Globix, the total consolidated assets of Globix and its Restricted Subsidiaries, less the total intangible assets of Globix and its Restricted Subsidiaries, as shown on the most recent internal consolidated balance sheet of the Globix and such Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP.

     "Debt" means, without duplication, with respect to any Person, whether recourse is to all or a portion of the assets of the Person and whether or not contingent:

     - every obligation of the Person for money borrowed;

     - every obligation of the Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of the Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Person, including reimbursement obligations with respect thereto, but excluding obligations with respect to trade letters of credit securing obligations entered into in the ordinary course of business to the extent the letters of credit are not drawn upon or, if drawn upon, to the extent the drawing is reimbursed no later than the third business day following receipt by the Person of a demand for reimbursement;

     - every obligation of the Person issued or assumed as the deferred purchase price of property or services, including securities repurchase agreements;

     - every Capital Lease Obligation of the Person;

     - all Disqualified Stock issued by the Person;

     - if the Person is a Restricted Subsidiary, all Preferred Stock issued by the Person;

     - every obligation under Interest Rate or Currency Protection Agreements of the Person; and

     - every obligation of the type referred to in the foregoing clauses of another Person and all dividends of another Person the payment of which, in either case, the Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

     The "amount" or "principal amount" of Debt at any time of determination as used herein represented by:

     - any contingent Debt, shall be the maximum principal amount thereof;

     - any Debt issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with GAAP;

     - any Disqualified Stock, shall be the maximum fixed redemption or repurchase price in respect thereof; and

     - any Preferred Stock, shall be the maximum voluntary or involuntary liquidation preference plus accrued and unpaid dividends in respect thereof, in each case as of such time of determination.
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

     In no event shall "Debt" include any trade payable or accrued expenses arising in the ordinary course of business.

     "Disqualified Stock" of any Person means any Capital Stock of the Person that by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, is, in whole or in part, redeemable at the option of the holder thereof, or otherwise matures or is required to be redeemed, pursuant to any sinking fund obligation or otherwise, but other than as a result of the death or disability of the holder thereof or the termination of the employment with us or one of our subsidiaries of the holder thereof, or is convertible into or exchangeable (in each case at the option of the holder) for Debt, at any time prior to the final maturity of the notes; provided, however, that any Capital Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require us or our Restricted Subsidiary to repurchase or redeem the Capital Stock upon the occurrence of an "Asset Sale" or a "Change of Control" occurring prior to the final maturity date of the notes shall not constitute Disqualified Stock if the provisions applicable to the Capital Stock are no more favorable to the holders of the stock than the corresponding provisions applicable to the notes contained in the indenture and the provisions applicable to the Capital Stock specifically provide that we and our Restricted Subsidiaries will not repurchase or redeem any of the stock pursuant to the provisions prior to the repurchase of such notes as are required to be repurchased pursuant to the indenture upon an Asset Sale or a Change of Control.

     "Eligible Debt" means (i) Acquisition Debt and (ii) any other Debt other than, with respect to this clause (ii), (x) Debt in the form of, or represented by, bonds or other securities or any Guarantee thereof and (y) Debt that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

     "Existing Debt" shall mean our Debt and the Debt of our Restricted Subsidiaries in existence on the original issue date of the notes, including the notes.

     "GAAP" means generally accepted accounting principles in the United States which are in effect on the date of original issuance of the notes, consistently applied.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of the Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of the Person to:

     - purchase or pay or advance or supply funds for the purchase or payment of the Debt or to purchase or to advance or supply funds for the purchase of any security for the payment of the Debt;

     - purchase property, securities or services for the purpose of assuring the holder of the Debt of the payment of the Debt; or

     - maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay the Debt, and "Guaranteed," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing; provided, however, that the Guaranty by any Person shall not include endorsements by the Person for collection or deposit, in either case, in the ordinary course of business.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur, by conversion, exchange or otherwise, assume, Guarantee or otherwise become liable in respect of the Debt or other obligation including by acquisition of Restricted Subsidiaries or the recording, as required pursuant to GAAP or otherwise, of any of the Debt or other obligation on the balance sheet of the Person, and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing; provided, however, that a change in GAAP that results in an obligation of the Person that exists at such time becoming Debt shall not be deemed an Incurrence of the Debt. For the avoidance of doubt, the accretion of original issue discount shall not be deemed an Incurrence.

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

     "Interest Rate or Currency Protection Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement, including, without limitation, caps, floors, collars and similar agreements, relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

     "Internal Revenue Code" means the Internal Revenue Code of 1986 and any successor thereto.

     "Internet Service Business" means:

          (i) any business principally engaged in:

             (a) the operation of an internet connectivity or internet enhancement service as it exists from time to time, including, without limitation, dial up or dedicated internet service, web hosting or co-location services, security solutions, the provision and development of software in connection therewith, configuration services, electronic commerce, intranet solutions, data backup and restoral, business content and collaboration, communications tools or network equipment, products or services; or

             (b) the supply, provision, broadcast, delivery, distribution, collection or retrieval of information or content reasonably believed suitable for dissemination through the business, facilities or capacity of Globix; or

          (ii) any business or property reasonably related to any of the foregoing.

A good faith determination by a majority of the Board of Directors as to whether a business meets the requirements of this definition shall be conclusive, absent manifest error.

     "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution, by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise, to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, including any payment on a Guarantee of any obligation of such other Person. Notwithstanding the foregoing, "Investment" shall not include (i) deposits, partial payments or "earnest money" made in anticipation of a purchase or acquisition that would be a Permitted Investment when consummated, (ii) security deposits or prepayments with respect to operating leases or (iii) payments made in connection with the renewals or exercise of any option to renew an operating lease.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, other than any easement not materially impairing usefulness or marketability, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets, including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

     "Material Restricted Subsidiary" means, at any date of determination, any Restricted Subsidiary that represents more than 10% of our total consolidated assets at the end of the most recent fiscal quarter for which financial information is available, or more than 10% of our consolidated net sales or consolidated operating income for the most recent four fiscal quarters for which financial information is available.

     "Net Cash Proceeds" means:

     - with respect to any Asset Sale by any Person, cash or Cash Equivalents received, including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption of Debt or other obligations relating to the properties or assets, therefrom by the Person, net of:

        - all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of the Asset Sale;

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

        - all payments made by the Person or its Restricted Subsidiaries on any Debt which is secured by the assets in accordance with the terms of any Lien upon or with respect to the assets or which must by the terms of such Lien, or in order to obtain a necessary consent to the Asset Sale or by applicable law, be repaid out of the proceeds from the Asset Sale;

        - all distributions and other payments made to minority interest holders in Restricted Subsidiaries of the Person or joint ventures as a result of the Asset Sale; and

        - appropriate amounts to be provided by the Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by the Person or any Restricted Subsidiary thereof, as the case may be, after the Asset Sale, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with the Asset Sale, in each case as determined by the board of directors, in its reasonable good faith judgment evidenced by a resolution of the board of directors filed with the trustee; provided, however, that any reduction in the reserve within 12 months following the consummation of the Asset Sale will be treated for all purposes of the indenture and the notes as a new Asset Sale at the time of the reduction with Net Cash Proceeds equal to the amount of the reduction; and

     - with respect to the issuance or sale of Capital Stock, or options, warrants or rights to purchase Capital Stock, or debt securities or Disqualified Stock that has been converted into or exchanged for Capital Stock, the proceeds of the issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations, net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with the issuance or sale, conversion or exchange and net of any Consolidated Interest Expense attributable to any debt securities paid to the holders thereof prior to the conversion or exchange and net of taxes paid or payable as a result thereof.

     "Note Register" shall mean the note registry maintained by the registrar.

     "Offer to Purchase" means a written offer (the "offer") sent by us by first class mail, postage prepaid, to each holder at his address appearing in the Note Register on the date of the offer offering to purchase up to the principal amount of notes specified in such offer at the purchase price specified in such offer, as determined pursuant to the indenture. Unless otherwise required by applicable law, the offer shall specify an expiration date (the "offer expiration date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such offer and a settlement date (the "purchase date") for purchase of notes within five business days after the offer expiration date. We shall notify the trustee at least 15 business days, or such shorter period as is acceptable to the trustee, prior to the mailing of the offer of our obligation to make an offer to purchase, and the offer shall be mailed by us or, at our request, by the trustee in the name and at our expense. The offer shall contain information concerning our business and the business of our Restricted Subsidiaries which we in good faith believe will enable such holders to make an informed decision with respect to the Offer to Purchase, which at a minimum will include:

     - the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the trustee pursuant to the indenture, which requirements may be satisfied by delivery of the documents together with the offer;

     - a description of material developments in our business subsequent to the date of the latest of such financial statements referred to in the foregoing clause, including a description of the events requiring us to make the Offer to Purchase;

     - if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring us to make the Offer to Purchase; and

     - any other information required by applicable law to be included therein.

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

     The offer shall contain all instructions and materials necessary to enable such holders to tender notes pursuant to the Offer to Purchase. The offer shall also state:

     - the section of the indenture pursuant to which the Offer to Purchase is being made;

     - the offer expiration date and the purchase date;

     - the aggregate principal amount of the outstanding notes offered to be purchased by us pursuant to the Offer to Purchase, including, if less than 100%, the manner by which such has been determined pursuant to the Section of the indenture requiring the Offer to Purchase (the "purchase amount");

     - the purchase price to be paid by us for each $1,000 aggregate principal amount of notes accepted for payment, as specified pursuant to the indenture (the "purchase price");

     - that the holder may tender all or any portion of the notes registered in the name of the holder and that any portion of a note tendered must be tendered in an integral of $1,000 principal amount;

     - the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase;

     - that interest on any notes not tendered or tendered but not purchased by us pursuant to the Offer to Purchase will continue to accrue;

     - that on the purchase date the purchase price will become due and payable upon each note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the purchase date;

     - that each holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender the note at the place or places specified in the Offer prior to the close of business on the offer expiration date, the note being, if we or the trustee so require, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to us and the trustee duly executed by, the holder thereof or his attorney duly authorized in writing;

     - that holders will be entitled to withdraw all or any portion of notes tendered if we or their paying agent receive, not later than the close of business on the offer expiration date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the note the holder tendered, the certificate number of the note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

     - that (1) if notes in an aggregate principal amount less than or equal to the purchase amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, we shall purchase all the notes and (2) if notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the Offer to Purchase, we shall purchase notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments as may be deemed appropriate so that only notes in denominations of $1,000 or integral multiples thereof shall be purchased; and

     - that in the case of any holder whose note is purchased only in part, we shall execute, and the trustee shall authenticate and deliver to the holder of the note without service charge, a new note or notes of any authorized denomination as requested by, the holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the note so tendered.

     Any Offer to Purchase shall be governed by and effected in accordance with the offer for such Offer to Purchase.

     "Permitted Group" means any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) if the Permitted Holders have both the voting power and the dispositive power relating to more than 50% of the shares of Voting Stock of Globix beneficially owned by such person or group.

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

     "Permitted Holder" means each of Marc H. Bell and Hicks, Muse, Tate and Furst Incorporated and (a) with respect to Marc H. Bell, (i) any spouse, sibling, parent or child of Marc H. Bell, (ii) the estate of Marc H. Bell during any period in which such estate holds Voting Stock of Globix for the benefit of any Person referred to in clause (i), or (iii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially owning an interest of more than 50% of which consist of Marc H. Bell and/or such other Persons referred to in the immediately preceding clauses (i) and (ii), and (b) with respect to Hicks, Muse, Tate and Furst Incorporated, any majority-owned Affiliate thereof.

     "Permitted Interest Rate or Currency Protection Agreement" of any Person means any Interest Rate or Currency Protection Agreement entered into with one or more financial institutions that is designed to protect the Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby and not for purposes of speculation.

     "Permitted Investment" means:

     - an Investment in us or a Restricted Subsidiary or a Person which will, upon the making of the Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, us or a Restricted Subsidiary; provided that the Person's primary business or the assets to be transferred or conveyed are reasonably related, ancillary or complementary to the Internet Service Business;

     - Cash Equivalents;

     - payroll, travel, relocation and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses in accordance with GAAP;

     - stock, obligations or securities received (1) in satisfaction of judgments or (2) in connection with the sale or disposition of a Person, assets or business;

     - Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits;

     - Permitted Interest Rate or Currency Agreements;

     - a Strategic Investment;

     - loans or advances to our officers or employees or officers or employees of any Restricted Subsidiary that do not in the aggregate exceed $5.0 million at any time outstanding;

     - Investments in any Person; provided that the aggregate amount of Investments made pursuant to this clause does not exceed 5% of Consolidated Tangible Assets; and

     - accounts receivable in the ordinary course of business and Investments obtained in exchange or settlement of accounts receivable for which we have determined that collection is not likely.

     "Permitted Lien" means any Lien on our assets or the assets of any Restricted Subsidiary permitted under the "Limitation on Liens" covenant.

     "Permitted Senior Bank Debt" means Debt Incurred by us or any Restricted Subsidiary pursuant to one or more senior commercial term loan and/or revolving credit facilities, including any letter of credit subfacility, entered into principally with commercial banks and/or other financial institutions typically party to commercial loan agreements, and any replacement, extension, renewal, amendment, restatement, refinancing or refunding thereof; provided that the aggregate principal amount of all Permitted Senior Bank Debt, at any one time outstanding, shall not exceed $100.0 million plus 85% of our Consolidated Accounts Receivable.

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

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes, however designated, that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Purchase Money Secured Debt" of any Person means Debt (whether provided by a vendor or a third party) of the Person secured by a Lien on real or personal property of the Person which Debt:

     - constitutes all or a part of the purchase price or construction cost of the property; or

     - is Incurred prior to, at the time of or within 180 days after the latter of the acquisition or the substantial completion of the property for the purpose of financing all or any part of the purchase price or construction cost thereof; provided, however, that:

        - the Debt so incurred does not exceed 100% of the purchase price or construction cost of the property and related expenses;

        - the Lien does not extend to or cover any property other than the item of property and any improvements on the item and proceeds thereof;

        - the purchase price or construction cost for the property is or should be included in "addition to property, plant and equipment" in accordance with GAAP; and

        - the purchase or construction of the property is not part of any acquisition of a Person or business unit or line of business.

     "Qualified Consideration" shall mean:

     - cash;

     - Cash Equivalents;

     - assets that are used or useful in the Internet Service Business;

     - any securities or other obligations that are converted into or exchanged for cash or Cash Equivalents within six months after an Asset Sale; or

     - our unsubordinated liabilities or the liabilities of a Restricted Subsidiary assumed by the transferee, or its designee, such that we or the Restricted Subsidiary have no further liability therefor, the amount of the liability to be determined in accordance with GAAP.

     "Related Person" of any Person means any other Person directly or indirectly owning:

     - 10% or more of the outstanding common stock of the Person or, in the case of a Person that is not a corporation, 10% or more of the equity interest in the Person; or

     - 10% or more of the combined voting power of the Voting Stock of the Person.

     "Restricted Subsidiary" means any of our Subsidiaries, whether existing on or after the date of the indenture, unless the Subsidiary is an Unrestricted Subsidiary.

     "Strategic Investment" means an Investment in any Person, other than an Unrestricted Subsidiary, whose primary business is reasonably related, ancillary or complementary to the Internet Service Business, and the Investment is determined by our board of directors to promote or significantly benefit our businesses and the businesses of our Restricted Subsidiaries on the date of the Investment.

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

     "Subordinated Debt" means our Debt as to which the payment of principal of, and premium, if any, and interest and other payment obligations in respect of the Debt shall be subordinate to the prior payment in full of the notes to at least the following extent:

     - no payments of principal of or premium, if any, or interest on, or otherwise due in respect of the Debt, may be permitted for so long as any default in the payment of principal or premium, if any, or interest on the notes exists;

     - in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an Event of Default with respect to the notes, upon notice by 25% or more in principal amount of the notes to the trustee, the trustee shall have the right to give notice to us and the holders of the Debt, or trustees or agents therefor, of a payment blockage, and thereafter no payments of principal of or premium, if any, or interest on or otherwise due in respect of the Debt may be made for a period of 179 days from the date of the notice; and

     - the Debt may not:

        - provide for payments of principal of the Debt at its maturity or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by us, including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of the Debt upon an event of default thereunder, in each case prior to the final maturity date of the notes; or

        - permit redemption or other retirement, including pursuant to an Offer to Purchase made by us, of the other Debt at the option of the holder thereof prior to the final maturity date of the notes, other than a redemption or other retirement at the option of the holder of the Debt, including pursuant to an Offer to Purchase made by us, which is conditioned upon a change of control of us pursuant to provisions substantially similar to those described under "Change of Control," and which shall provide that the Debt will not be repurchased pursuant to these provisions prior to our repurchase of the notes required to be repurchased by us pursuant to the provisions described under "Change of Control;" provided, however, that any Debt which would constitute Subordinated Debt but for provisions thereof giving holders thereof the right to require us or a Restricted Subsidiary to repurchase or redeem the Subordinated Debt upon the occurrence of an Asset Sale occurring prior to the final maturity of the notes shall constitute Subordinated Debt if the provisions applicable to the Subordinated Debt are no more favorable to the holders of the Debt than the provisions applicable to the notes contained in the covenant described under "Limitation on Asset Sales" and the provisions applicable to the Debt specifically provide that we and our Restricted Subsidiaries will not repurchase or redeem any of the Debt pursuant to these provisions prior to the repurchase of the notes as are required to be repurchased pursuant to the covenant described under "Limitation on Asset Sales."

     "Subsidiary" of any Person means:

     - a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by the Person or by one or more other Subsidiaries of the Person or by the Person and one or more Restricted Subsidiaries thereof; or

     - any other Person, other than a corporation, in which the Person, or one or more other Subsidiaries of the Person or the Person and one or more other Subsidiaries thereof, directly or indirectly, has the power to direct the policies, management and affairs thereof.

     "U.S. government securities" means securities that are direct obligations of the United States of America, direct obligations of the Federal Home Loan Mortgage Corporation, direct obligations of the Federal National Mortgage Association, securities which the timely payment of whose principal and interest is unconditionally guaranteed by the full faith and credit of the United States of America, trust

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

receipts or other evidence of a direct claim upon the instruments described above and money market mutual funds that invest solely in these securities.

     "Voting Stock" of any Person means Capital Stock of a Person which ordinarily has voting power for the election of directors, or Persons performing similar functions, at a Person, whether at all times or only so long as no senior class of securities has voting power by reason of any contingency.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of a Person all of the outstanding Capital Stock or other ownership interests of which, other than directors' qualifying shares, shall at the time be owned by the Person or by one or more Wholly Owned Restricted Subsidiaries of the Person or by the Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

EVENTS OF DEFAULT

     The following will be "Events of Default" under the indenture:

     - failure to pay principal of or premium, if any, on any note when due upon acceleration, optional or mandatory redemption, required repurchase or otherwise;

     - failure to pay interest on any note when due, and such default continues for a period of 30 days;

     - default in the payment of principal and interest on notes required to be purchased pursuant to an Offer to Purchase as described under "Change of Control" and "Asset Sales" when due and payable;

     - failure to perform or comply with the provisions described under "Merger, Consolidation and Certain Sales of Assets;"

     - failure to perform any other of our covenants or agreements under the indenture or the notes and such failure continues for 60 days after written notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of outstanding notes;

     - (1) any default by us or any Material Restricted Subsidiary in the payment of the principal, premium, if any, or interest has occurred with respect to amounts in excess of $10.0 million under any agreement, indenture or instrument evidencing Debt when the same shall become due and payable in full and the default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holders of the Debt shall have the right to accelerate the Debt, or
       (2) any event of default as defined in any of our agreements, indentures or instruments or any agreements, indentures or instruments of any Restricted Subsidiary evidencing Debt in excess of $10.0 million shall have occurred and the Debt thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

     - the rendering of a final judgment or judgments against us or any Restricted Subsidiary in an amount in excess of $10.0 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and

     - events of bankruptcy, insolvency or reorganization affecting us or any Material Restricted Subsidiary.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. Subject to provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

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

     If an Event of Default, other than events of bankruptcy, insolvency or reorganization affecting us or any Material Restricted Subsidiary, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes; provided, however, that after the acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under various circumstances, rescind and annul the acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. If an event of bankruptcy, insolvency or reorganization affecting us or any Material Restricted Subsidiary occurs, the principal of and any accrued interest on the notes then outstanding will ipso facto become immediately due and payable without any declaration or other act on the part of the trustee or any holder. For information as to waiver of defaults, see "Modification and Waiver."

     No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the request and shall have failed to institute a proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in the note.

     We are required to furnish to the trustee annually a statement as to the performance by us of our obligations under the indenture and as to any default in such performance.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The indenture will cease to be of further effect as to all outstanding notes, except as to:

     - rights of registration of transfer and exchange and our right of optional redemption;

     - substitution of apparently mutilated, defaced, destroyed, lost or stolen notes;

     - rights of holders to receive payment of principal and interest on the notes;

     - rights, obligations and immunities of the trustee under the indenture;
       and

     - rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them if:

        - we will have paid or caused to be paid the principal of and interest on the notes as and when they will have become due and payable; or

        - all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

DEFEASANCE

     At our option, if applicable:

          (1) we will be discharged from any and all obligations in respect of the outstanding notes; or

          (2) we may omit to comply with various restrictive covenants, and this omission shall not be deemed to be an Event of Default under the indenture and the notes,

in either case (1) or (2) upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and premium, if any, and each installment of interest (to the date of maturity or redemption date, as the case may be), if any, on the outstanding notes.
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

     With respect to clause (2), the obligations under the indenture other than with respect to these covenants and the Events of Default other than the Events of Default relating to these covenants above shall remain in full force and effect. A trust may only be established if, among other things:

     - with respect to clause (1), we have received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in law, which in the opinion of counsel provides that holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred; or, with respect to clause
       (2), we have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred;

     - the deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we or any Restricted Subsidiary are a party or by which we and any Restricted Subsidiary are bound;

     - no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default, shall have occurred and be continuing;

     - we have delivered to the trustee an opinion of counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

     - other customary conditions precedent are satisfied.

MODIFICATION AND WAIVER

     Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding notes; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding note or original note affected thereby:

     - change the stated maturity of the principal of, or any installment of interest on, any note;

     - reduce the principal amount of, or premium or interest on, any note;

     - change the place or currency of payment of principal of, or premium or interest on, any note;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

     - reduce the above-stated percentage of outstanding notes necessary to modify or amend the indenture;

     - reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with provisions of the indenture or for waiver of defaults;

     - modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified; or

     - following the mailing of any Offer to Purchase, modify any Offer to Purchase for the notes required under the "Limitation on Asset Sales" and the "Change of Control" covenants contained in the indenture in a manner materially adverse to the holders thereof.

     However, without the consent of any holder, we and the trustee may amend or supplement the indenture or the notes to cure any ambiguity, defect or inconsistency; provided that this action does not adversely affect the interests of the holders of the notes in any material respect, to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation, to secure the notes, to add to our covenants for the benefits of the holders or to comply with requirements of the

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

Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

     The holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive compliance by us with restrictive provisions of the indenture. Subject to rights of the trustee, as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive any past default under the indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any note tendered pursuant to an Offer to Purchase.

GOVERNING LAW

     The indenture and the notes are governed by the laws of the State of New York.

THE TRUSTEE

     The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Persons own affairs.

     The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any Affiliate; provided, however, that if it acquires any conflicting interest, as defined in the indenture or in the Trust Indenture Act, it must eliminate the conflict or resign.

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        CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS

     The following is a summary of certain U.S. federal income tax considerations for beneficial owners of the notes that are "non-U.S. persons" under the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a "non-U.S. person" means a person that is not a U.S. person. A U.S. person means a beneficial owner of a note that is:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust that either is subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     This summary is based on current law which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences applicable to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws (for example, if you are a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company" or a corporation that accumulates earnings to avoid U.S. federal income tax). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

     YOU SHOULD CONSULT YOUR TAX ADVISOR CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF THE NOTES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. FEDERAL WITHHOLDING TAX

     The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on the notes provided that:

     - you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the U.S. Treasury Regulations;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

     - either (a) you provide your name and address on an IRS Form W-8 or W-8BEN (or successor form), and certify, under penalty of perjury, that you are not a U.S. person or (b) a financial institution holding the notes on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 or W-8BEN (or successor form) from the beneficial owner and provides us with a copy.

     If you cannot satisfy the requirements described above, payments of premium and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form 1001 or W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form 4224 or W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     The 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, retirement or other disposition of the note.

U.S. FEDERAL INCOME TAX

     If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on the notes will be included in earnings and profits.

     Any gain or income realized on the disposition of a note generally will not be subject to U.S. federal income tax unless (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by you, (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met or (3) you are subject to tax pursuant to provisions of the U.S. federal tax law applicable to certain U.S. expatriates.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you on the notes, provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

     In addition, you will not be subject to information reporting and backup withholding with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, or you otherwise establish an exemption.

     U.S. Treasury Regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, the new U.S. Treasury Regulations would not significantly alter the present rules discussed above, except in certain special situations.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     We will receive no proceeds in connection with the exchange offer.

     Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period ending upon the earlier of
(1) 180 days after the exchange offer has been completed or (2) the date on which broker-dealers no longer own any Transfer Restricted Securities, we will make available and provide promptly upon reasonable request this prospectus as amended or supplemented, in a form meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale.

     New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information may be obtained:

     - At the Public Reference Room of the Securities and Exchange Commission, Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the public reference facilities at the Securities and Exchange Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - By writing to the Securities and Exchange Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

     - From the Internet site maintained by the Securities and Exchange Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities Exchange Commission.

     Some locations may charge prescribed or modest fees for copies.

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance of the new notes will be passed upon for Globix Corporation by Milberg Weiss Bershad Hynes & Lerach LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Globix Corporation as of September 30, 1999 and 1998 and for each of the three years in the period ended September 30, 1999, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets -- As of September 30, 1999 and
  September 30, 1998........................................   F-3
Consolidated Statements of Operations -- For the years ended
  September 30, 1999, September 30, 1998 and September 30,
  1997......................................................   F-4
Consolidated Statements of Changes in Stockholders'
  Equity -- For the years ended September 30, 1999,
  September 30, 1998 and September 30, 1997.................   F-5
Consolidated Statements of Cash Flows -- For the years ended
  September 30, 1999, September 30, 1998 and September 30,
  1997......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets -- As of December 31, 1999 and
  September 30, 1999........................................  F-20
Consolidated Statements of Operations -- For the three
  months ended December 31, 1999 and December 31, 1998......  F-21
Consolidated Statements of Cash Flows -- For the three
  months ended December 31, 1999 and December 31, 1998......  F-22
Notes to Consolidated Financial Statements..................  F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Globix Corporation:

     We have audited the accompanying consolidated balance sheets of Globix Corporation (a Delaware corporation) and Subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globix Corporation and Subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

November 18, 1999
New York, New York
(except with respect to the matters discussed in the second and third paragraphs of Note 12, as to which the date is January 31, 2000)

                      GLOBIX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     SEPTEMBER 30,
                                                              ----------------------------
                                                                 1999             1998
                                                              -----------      -----------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents...................................   $101,471         $ 61,473
Marketable securities.......................................      9,941           14,638
Accounts receivable, net of allowance for doubtful accounts
  of $707 and $410, respectively............................      7,798            4,861
Inventories.................................................      1,282              392
Prepaid expenses and other current assets...................      2,649            1,699
Restricted cash.............................................      8,848           10,317
                                                               --------         --------
     Total current assets...................................    131,989           93,380
Investments, restricted.....................................     36,191           50,163
Property, plant and equipment, net..........................    122,653           30,872
Debt issuance costs, net of accumulated amortization of
  $1,030 and $393, respectively.............................      5,583            6,214
Other assets................................................      6,102            1,637
                                                               --------         --------
     Total assets...........................................   $302,518         $182,266
                                                               ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Capital Lease obligations...................................   $  2,088         $  2,398
Accounts payable............................................     10,439            6,185
Accrued liabilities.........................................      9,579              271
Accrued interest............................................      8,667            8,667
                                                               --------         --------
     Total current liabilities..............................     30,773           17,521
Capital Lease obligations, net of current portion...........      2,896            1,199
Senior Notes, net of unamortized discount of $1,891 and
  $2,108, respectively......................................    158,109          157,892
Other long term liabilities.................................      4,335            2,935
                                                               --------         --------
     Total liabilities......................................    196,113          179,547

Stockholders' Equity:
Preferred stock, $.01 par value; 500,000 shares authorized;
  no shares issued and outstanding
Common stock, $.01 par value; 75,000,000 and 20,000,000
  shares authorized; 33,300,020 and 16,560,464 shares issued
  and outstanding, respectively.............................        333              166
Additional paid-in capital..................................    155,423           17,122
Accumulated other comprehensive income......................     10,279            1,676
Accumulated deficit.........................................    (59,630)         (16,245)
                                                               --------         --------
     Total stockholders' equity.............................    106,405            2,719
                                                               --------         --------
Total liabilities and stockholders' equity..................   $302,518         $182,266
                                                               ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED SEPTEMBER 30,
                                                        ---------------------------------------
                                                           1999           1998          1997
                                                        -----------    ----------    ----------
                                                            (IN THOUSANDS, EXCEPT SHARE AND
                                                                    PER SHARE DATA)
Revenue...............................................  $    33,817    $   20,595    $   17,400
Operating costs and expenses:
  Cost of revenues....................................       22,184        13,322        13,699
  Selling, general and administrative.................       36,495        10,696         6,036
  Depreciation and amortization.......................        6,329         1,310           675
                                                        -----------    ----------    ----------
Total operating costs and expenses....................       65,008        25,328        20,410
                                                        -----------    ----------    ----------
Loss from operations..................................      (31,191)       (4,733)       (3,010)
Interest and financing expense........................      (18,386)       (8,376)         (177)
Interest income.......................................        6,192         1,953            72
                                                        -----------    ----------    ----------
Net loss..............................................  $   (43,385)   $  (11,156)   $   (3,115)
                                                        ===========    ==========    ==========
Basic and diluted loss per share......................  $      1.73    $     0.77    $     0.25
                                                        -----------    ----------    ----------
Weighted average common shares outstanding -- basic
  and diluted.........................................   25,116,800    14,503,176    12,300,940
                                                        -----------    ----------    ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    ACCUMULATED
                                   COMMON STOCK       ADDITIONAL       OTHER                         TOTAL
                                -------------------    PAID-IN     COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'
                                  SHARES     AMOUNT    CAPITAL        INCOME         DEFICIT        EQUITY
                                ----------   ------   ----------   -------------   -----------   -------------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
BALANCE, SEPTEMBER 30, 1996...  12,332,840    $124     $  7,940       $    --       $ (1,974)      $  6,090
Proceeds from Private
  Placement, net..............   1,600,000      16        1,967            --             --          1,983
Issuance of common stock upon
  exercise of options and
  warrants, net...............      32,392      --           56            --             --             56
Correction of outstanding
  shares......................    (171,432)     (2)           2            --             --             --
Comprehensive Income (Loss):
  Net loss....................          --      --           --            --         (3,115)            --
Total Comprehensive Loss......          --      --           --            --             --         (3,115)
                                ----------    ----     --------       -------       --------       --------
BALANCE, SEPTEMBER 30, 1997...  13,793,800     138        9,965            --         (5,089)         5,014
Warrants issued in connection
  with senior note offering...          --      --        2,253            --             --          2,253
Issuance of common stock upon
  exercise of options and
  warrants, net...............   2,766,664      28          904            --             --          4,932
Comprehensive Income (Loss):
  Net loss....................          --      --           --            --        (11,156)            --
  Unrealized holding gains....          --      --           --         1,676             --             --
Total Comprehensive Loss......          --      --           --            --             --         (9,480)
                                ----------    ----     --------       -------       --------       --------
BALANCE, SEPTEMBER 30, 1998...  16,560,464     166       17,122         1,676        (16,245)         2,719
Issuance of common stock in
  conjunction with public
  offering, net of offering
  costs of $11,915............  16,000,000     160      136,458            --             --        136,618
Issuance of common stock upon
  exercise of options and
  warrants, net...............     739,556       7        1,843            --             --          1,850
Comprehensive Income (Loss):
  Net loss....................          --      --           --            --        (43,385)            --
  Unrealized holding gains....          --      --           --         8,523             --             --
  Foreign Currency translation
     adjustment...............          --      --           --            80             --             --
Total Comprehensive Loss......          --      --           --            --             --        (34,782)
                                ----------    ----     --------       -------       --------       --------
BALANCE, SEPTEMBER 30, 1999...  33,300,020    $333     $155,423       $10,279       $(59,630)      $106,405
                                ==========    ====     ========       =======       ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------------
                                                                 1999         1998        1997
                                                              ----------   ----------   ---------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                          SHARE DATA)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................   $(43,385)    $(11,156)    $(3,115)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
Depreciation and amortization...............................      6,329        1,310         675
Amortization of debt discount and issuance costs............        849          538          --
Changes in operating assets and liabilities:
Accounts receivable.........................................     (2,937)      (1,602)     (1,412)
Inventories.................................................       (890)          96         271
Prepaid expenses and other current assets...................       (950)      (1,571)         31
Other assets................................................       (766)        (207)         48
Accounts payable............................................      3,911        4,175         736
Accrued liabilities.........................................        904         (278)        234
Accrued interest............................................         --        8,667          --
Other.......................................................         38          143          --
                                                               --------     --------     -------
Net cash provided by (used in) operating activities.........    (36,897)         115      (2,532)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in restricted cash...............................         --      (10,317)         --
Use of restricted cash......................................      1,469           --          --
Investment in marketable securities.........................         --      (12,962)         --
Investment in long-term restricted investments..............     (6,247)     (49,838)         --
Proceeds from sale of marketable securities.................     14,638           --          --
Use of long-term restricted investments.....................     20,800           --          --
Investment in NetSat Express................................     (5,000)          --          --
Investment in Cybernet Data Systems (Edgar Online)..........     (1,000)      (1,000)         --
Purchases of property, plant and equipment, net of landlord
  reimbursement in 1997.....................................    (83,434)     (23,270)     (1,542)
                                                               --------     --------     -------
Net cash used in investing activities.......................    (58,774)     (97,387)     (1,542)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net.................    136,618           --          --
Proceeds from senior note offering, net of offering expenses
  of $6,608.................................................         --      153,392          --
Net proceeds from (repayments of) short term borrowings.....         --       (2,001)      2,001
Shareholder loan............................................        300         (155)       (145)
Proceeds from notes payable for equipment refinancing.......         --           --         873
Repayments of notes payable.................................     (3,179)        (424)       (196)
Proceeds from private placement.............................         --          600       1,544
Proceeds from exercise of stock options and warrants, net...      1,850        4,932          56
                                                               --------     --------     -------
Net cash provided by financing activities...................    135,589      156,344       4,133
                                                               --------     --------     -------
Effects of exchange rate changes on cash and cash
  equivalents...............................................         80           --          --
Net increase in cash and cash equivalents...................     39,998       59,072          59
Cash and cash equivalents, beginning of year................     61,473        2,401       2,342
                                                               --------     --------     -------
Cash and cash equivalents, ending of year...................   $101,471     $ 61,473     $ 2,401
                                                               ========     ========     =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................   $ 21,256     $    223     $   166
Cash paid for income taxes..................................   $     38     $     51     $    28
Non-cash investing and financing activities:
Equipment acquired under capital lease obligations..........   $  4,566     $  1,113     $   540
Capital expenditures included in accounts payable, notes
  payable and other long term liabilities...................   $ 10,110     $  6,702          --
Proceeds receivable associated with private placement.......         --           --     $   600
Issuance of common stock in connection with private
  placement.................................................         --           --     $   100
Warrants issued in connection with Senior Notes.............         --     $  2,253          --

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Operations

     Globix Corporation and Subsidiaries ("Globix" or the "Company") was originally incorporated in New York in 1989 as NAFT International Ltd. In July 1994, PFM Technologies Corporation, a newly formed affiliate of NAFT, acquired NAFT and its affiliated corporations in a tax-free exchange of common stock. The Company reincorporated in Delaware in 1995 under the name Bell Technology Group Ltd. The Company changed its name to Globix Corporation on June 1, 1998.

     The Company is a leading full-service provider of sophisticated Internet solutions to businesses. The Company's solutions include secure and fault-tolerant Internet data centers, high performance network connectivity to the Internet, hosting and support for complex Internet-based applications. These three major elements of the total Internet solution combine to provide customers with the ability to create, operate and scale their increasingly complex Internet operations in a cost efficient manner. Customers of Globix primarily use these products and services to maintain complex computer equipment in a secure fault-tolerant environment with connectivity to a high-speed, high-capacity, direct link to the Internet and support complex Internet applications. The Company currently offers its products and services from SuperPOP facilities in New York City, London and Santa Clara, California. Currently Globix has agreements for over 550 peering connections, making it one of the largest peering Internet networks. The Company operates in two segments: the "Internet Division" and the "Server Sales and Integration Division." The Internet Division provides dedicated Internet access, hosting, co-location and application services (such as electronic commerce, streaming media, network security and web development). The Server Sales and Integration Division provides Internet-related hardware and software, systems and network integration.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

  Revenue Recognition

     Revenues consist primarily of dedicated Internet access fees, hosting and co-location fees, sales of third-party hardware and software, fees from systems and network integration, sales of systems administration application services (such as electronic commerce, streaming media, network security, and fees from instructor-led corporate training).

     Monthly service revenue related to Internet access, hosting and co-location is recognized over the period services are provided. Service and equipment installation revenue is recognized at completion of installation and upon commencement of service. Revenue derived from application services are recognized as the project progresses. Projects are generally completed within a three-month period. Payments received in advance of providing services are deferred until the period such services are provided. Equipment sales and installation revenue is recognized when installation is completed.

                      GLOBIX CORPORATION AND SUBSIDIARIES

  Cost of Revenues

     Cost of revenues in the Company's Internet Division consists primarily of telecommunications costs and direct labor costs for systems administration and application services. For the Server Sales and Integration Division, the cost of revenues primarily consists of acquisition costs of third-party hardware and software.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

  Investments

     Investments in marketable securities are reported at fair value. Unrealized gains and losses from those securities, which are classified as available-for-sale, are reported as "unrealized holding gains and losses" as a separate component of stockholders' equity. At September 30, 1999 marketable securities have a cost basis of $2.0 million.

     Investments in less than twenty percent owned businesses are accounted for under the cost method and are included in other assets in the consolidated balance sheets.

  Inventories

     Inventories consist of computer hardware and software, parts and related items. Inventories are carried at the lower of cost or market determined by the first-in, first-out method.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation or amortization computed on the straight-line method. Buildings and building improvements are depreciated over their estimated useful life of forty years. Computer hardware and software, network equipment and furniture and equipment are depreciated over their estimated useful lives, generally five years. Leasehold improvements are amortized over the term of the lease or life of the asset, whichever is shorter.

  Long-Lived Assets

     The Company reviews the carrying amount of long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset.

  Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation". The subsidiaries' assets and liabilities are translated into U.S. Dollars at the year-end rate of exchange. Income and expense items are translated at the average exchange rate for the year. The resulting foreign currency translation adjustment is included in stockholders' equity as a component of accumulated other comprehensive income. Transaction gains and losses are recorded in the consolidated statement of operations.

                      GLOBIX CORPORATION AND SUBSIDIARIES

  Income Taxes

     Deferred income taxes are provided for differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company provides a valuation allowance on net deferred tax assets when it is more likely than not that such assets will not be realized.

  Stock-Based Compensation

     As permitted by Financial Accounting Standards Board Statement No. 123, "Accounting or Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principal Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") for recognizing stock-based compensation expense for financial statement purposes. Under APB No. 25, the Company applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to market value on the day of grant. For companies that choose to continue applying the intrinsic value method, SFAS No. 123 mandates certain pro forma disclosures as if the fair value method had been utilized. See Note 6 for the additional disclosures required under SFAS No. 123.

  Comprehensive Income

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company has adopted this statement in 1999 as the Company has unrealized gains and losses on marketable securities classified as available for sale and has foreign currency translation adjustments from its operations in foreign countries. The Company has restated 1998 and 1997 amounts to present information on a comparable basis.

  Loss Per Share

     Basic loss per share is calculated by dividing loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is calculated by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding adjusted for potentially dilutive securities. Diluted loss per share has not been presented since the inclusion of outstanding options would be antidilutive.

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and investments, marketable securities and accounts receivable. The Company maintains cash and cash equivalents, restricted cash and investments with various major financial institutions which invest primarily in U.S. Government instruments, high quality corporate obligations, certificates of deposit and commercial paper. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and geographic dispersion of customers comprising the Company's customer base.

     Three vendors comprised approximately seventy-eight percent (36%, 22%, and 20% individually) of the Company's inventory purchases during the year ended September 30, 1999. One vendor comprised approximately twenty-one percent during the year ended September 30, 1998. If such vendors cease to

                      GLOBIX CORPORATION AND SUBSIDIARIES
supply the Company, management is confident it can procure comparable products at similar costs elsewhere.

  Fair Value of Financial Instruments

     For cash and cash equivalents, restricted cash and investments and marketable securities, the carrying amount approximates fair value. The fair value of the Company's long-term debt, including current portions, is determined based on market prices for similar debt instruments or on the current rates offered to the Company for debt with similar maturities.

  Segment Disclosures

     In 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting, includes requirement to report selected segment information quarterly, and entity wide disclosures about products and services, major customers and geographic data. The Company has provided the information required by SFAS No. 131 in Note 10.

  Reclassifications

     Certain prior year information has been reclassified to conform with fiscal 1999 presentation.

  Recent Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"), as amended, which is effective for all quarters of the fiscal year beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging securities. Currently, as the Company has no derivative instruments, the adoption of SFAS No. 133 would have no impact on the Company's financial condition or results of operations.

2. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                             SEPTEMBER 30,
                                                          -------------------
                                                            1999       1998
                                                          --------    -------
Land....................................................  $  1,997    $ 1,997
Building and building improvements......................    51,828     19,075
Leasehold improvements..................................    25,917      3,554
Computer hardware and software and network equipment....    46,384      7,907
Furniture and equipment.................................     5,266        749
                                                          --------    -------
                                                           131,392     33,282
Less: accumulated depreciation and amortization.........    (8,739)    (2,410)
                                                          --------    -------
Property, plant and equipment, net......................  $122,653    $30,872
                                                          ========    =======

     Included in property, plant and equipment at September 30, 1999 and 1998, is $7.1 million and $2.5 million, respectively, of assets held under capital lease obligations. Also, included in building and leasehold improvements is $4.9 million and $1.1 million of capitalized interest, as of September 30, 1999 and 1998, respectively, related to the construction of the SuperPOP facilities in New York, Santa Clara and London.

                      GLOBIX CORPORATION AND SUBSIDIARIES

     The Company owns the land and building located at 139 Centre Street, New York, New York. The nine-story building with 160,000 square feet of floor space houses the Company's corporate headquarters and state of the art SuperPOP facility. A former owner of the right to purchase the Centre Street property is entitled to additional consideration if Globix sells the property. Such amount will be equal to the greater of (a) $1.0 million (subject to increase after June 1, 2018 by ten percent and an additional ten percent every fifth year thereafter), or (b) ten percent of the gross sales price of the property if such sales price is greater than $17.5 million.

3. OTHER ASSETS

     Other assets include the Company's investment in NetSat Express, Inc. ("NetSat Express"), a subsidiary of Globecomm System Inc., security deposits and other assets. In August 1999, the Company purchased for $5.0 million, 12.5% of the outstanding securities of NetSat Express. NetSat Express is a provider of satellite-based Internet access services, digital media distribution services, and integrated data, voice and video communications services. In addition, the Company and NetSat Express entered in a strategic agreement pursuant to which NetSat Express will acquire ISP access and virtual private network services from the Company, while the Company will utilize NetSat Express' IP based satellite services for connection of certain foreign peering points to the Internet.

4. SENIOR NOTES

     In April 1998, the Company completed a $160.0 million debt financing (the "Senior Notes") consisting of 160,000 units, each unit consisting of a note in the principal amount of one thousand dollars and one warrant to purchase 14.08 shares of common stock (total of 2,252,800 shares of common stock) at a purchase price of $3.51 per share. The Senior Notes will mature on May 1, 2005. Interest on the notes accrues at a rate of 13.0% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 1998. Globix deposited $57.0 million with an escrow agent at closing, such amount, with interest is sufficient to pay, when due, the first six interest payments under the Senior Notes. The Senior Notes are collateralized by a first priority security interest in the escrow account. The Senior Notes are unsecured obligations of the Company and rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness and rank senior in right of payment to any future subordinated indebtedness. In connection with the warrants issued with the Senior Notes, the Company has assigned an original issue discount of approximately $2.3 million. In addition, the Company incurred costs associated with the offering of approximately $6.6 million. These amounts are being amortized over seven years using the effective interest method.

     As of September 30, 1999, the fair value of the Company's Senior Notes was $139.2 million based upon quotes from securities dealers.

5. STOCKHOLDERS' EQUITY

  Public Equity Offering

     In March 1999, the Company completed a public offering of 16,000,000 shares of the Company's common stock. The Company received proceeds, net of expenses, from the public offering of approximately $136.6 million. In addition, the Company received proceeds of $0.9 million resulting from the exercise of 80,790 warrants to purchase 323,160 shares of common stock.

  Initial Public Offering

     In January 1996, the Company sold, in an initial public offering, 4,600,000 shares of Common Stock at an initial offering price of $1.75 per share, and 575,000 Redeemable Purchase Warrants (the "IPO

                      GLOBIX CORPORATION AND SUBSIDIARIES

Warrants") for $0.10 per warrant. Each IPO Warrant entitles the holder to purchase 4 shares of the Company's common stock for $1.93 per share. The IPO Warrants are redeemable by the Company at $0.10 per warrant at any time after January 24, 1997 if certain conditions are met. The net proceeds which the Company received from the public offering amounted to approximately $6.6 million.

     In March 1996, the underwriter of the initial public offering exercised its over-allotment option to purchase 518,568 common shares from the Company for $1.75 per share. The net proceeds amounted to approximately $0.8 million.

     In June 1998, the Company called for redemption of the IPO Warrants. Prior to the redemption date of July 8, 1998, 581,472 of the 592,055 then outstanding IPO Warrants were exercised at an exercise price of $1.86 per common share. The remaining 10,483 IPO Warrants were redeemed by the Company at a price of $0.10 per warrant. The net proceeds recognized by the Company from the exercise of IPO warrants amounted to approximately $4.3 million.

  Private Placement

     In September 1997, the Company sold 1,530,436 shares of its common stock in a private transaction for net proceeds of $2.1 million. Form SB-2 was filed with the Securities and Exchange Commission with respect to these shares on November 6, 1997 and became effective on November 20, 1997. A fee with respect to the sale of these shares of $0.1 million in cash and 69,564 shares of common stock was paid to the investors and were offset against the proceeds of the issuance.

  Amended Certificate of Incorporation

     On April 23, 1999, the shareholders of the Company voted to amend the Company's certificate of incorporation to increase the Company's authorized common stock to 75,000,000 shares.

6. EMPLOYEE BENEFIT PLANS

  Stock Option Plans

     In April 1999, the Company's stockholders approved the 1999 Stock Option Plan (the "1999 Option Plan"), which provides for the grant of stock options to purchase up to 6,000,000 shares of common stock to any employee, non-employee director, or consultant at the Board's discretion. Under the 1999 Option Plan, these options may not be exercised after ten years from the date of grant. Options issued to employees are exercisable ratably over a five-year period.

     In April 1998, the Company's stockholders approved the 1998 Stock Option Plan (the "1998 Option Plan"), which provides for the grant of stock options to purchase up to 4,800,000 shares of common stock to any employee, non-employee director, or consultant at the Board's discretion. Under the 1998 Option Plan, these options may not be exercised after ten years from the date of grant. Options issued to employees are exercisable ratably over a five-year period.

     Under the 1999 Option Plan and 1998 Option Plan, options are granted each year to non-employee directors on the first day of the Company's fiscal year or on the first day of the term as director at a purchase price equal to the fair market value on the date of grant. In addition, the non-employee director stock options shall be exercisable in full twelve months after the date of grant unless determined otherwise by the stock option committee.

     In 1995, the Company's stockholders approved the 1995 Stock Option Plan (the "1995 Option Plan"), which reserved 1,440,000 shares of common stock for issuance under the 1995 Option Plan. Under the 1995 Option Plan, the term of the options issued are determined by the stock option committee and

                      GLOBIX CORPORATION AND SUBSIDIARIES
range from five to ten years from the date of the grant. Options issued to directors are immediately exercisable and options issued to employees are exercisable ratably over a three year period.

     There were 5,313,476 options available for future grant at September 30, 1999.

  Stock Option Repricing

     On September 30, 1997, 1,000,256 options previously issued to employees and directors with a weighted average exercise price of $2.08 were canceled and reissued at $1.53, the fair market value of the Company's common stock on the date of reissuance. This revaluation did not alter or amend any other provision of the optionee's original option agreement, including the vesting period and option term.

  Fair Value of Stock Options

     For disclosure purposes under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                              1999    1998     1997
                                                              ----    -----    ----
Expected life (in years)....................................   6.0      6.0     6.0
Risk-free interest rate.....................................   5.4%     5.6%    6.2%
Volatility..................................................  94.0%   111.0%   42.0%
Dividend yield..............................................   0.0%     0.0%    0.0%

     Utilizing these assumptions, the weighted average fair value of options granted is $6.49, $1.32 and $0.94 for the years ended September 30, 1999, 1998 and 1997, respectively.

     Under the above model, the total value of stock options granted would be amortized on a pro forma basis over the option-vesting period. Had the Company determined compensation expense for these stock options under the fair value method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the following pro forma amounts:

                                                         YEAR ENDED SEPTEMBER 30,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
Pro forma net loss..................................  $(76,305)   $(13,394)   $(3,308)
Pro forma basic and diluted loss per share..........  $  (3.04)   $  (0.92)   $ (0.27)

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts as additional stock option awards are anticipated in future years.

                      GLOBIX CORPORATION AND SUBSIDIARIES

  Summary Stock Option Activity

     The following table summarizes stock option information with respect to all stock options for the three years ended September 30, 1999:

                                                          NUMBER OF      WEIGHTED AVERAGE
                                                            SHARES      EXERCISE PRICE ($)
                                                          ----------    ------------------
Options outstanding, September 30, 1996.................     810,920            1.76
  Granted...............................................   1,563,588            1.85
  Canceled..............................................  (1,136,260)           2.10
  Exercised.............................................     (31,992)           1.75
                                                          ----------          ------
Options outstanding, September 30, 1997.................   1,206,256            1.53
  Granted...............................................   2,729,500            1.56
  Canceled..............................................    (248,072)           1.48
  Exercised.............................................     (25,264)           1.53
                                                          ----------          ------
Options outstanding, September 30, 1998.................   3,662,420            1.60
  Granted...............................................   7,842,576            8.24
  Canceled..............................................    (539,148)           3.62
  Exercised.............................................    (256,272)           1.53
                                                          ----------          ------
Options outstanding, September 30, 1999.................  10,709,576            6.35
                                                          ==========          ======

     The following table summarizes information about the outstanding and exercisable options at September 30, 1999:

                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                          -----------------------------------------    --------------------------
                            NUMBER OF        WEIGHTED                    NUMBER OF
                             OPTIONS          AVERAGE      WEIGHTED       OPTIONS        WEIGHTED
                          OUTSTANDING AT     REMAINING     AVERAGE     EXERCISABLE AT    AVERAGE
                          SEPTEMBER 30,     CONTRACTUAL    EXERCISE    SEPTEMBER 30,     EXERCISE
RANGE OF EXERCISE PRICES       1999            LIFE        PRICE($)         1999         PRICE($)
------------------------  --------------    -----------    --------    --------------    --------
$1.25 - $2.25                3,904,560         8.12          1.51        2,531,404          1.57
$2.63 - $3.84                  906,036         9.12          3.75           48,332          3.06
$6.28 - $8.47                  115,600         9.57          7.23               --            --
$9.25 - $9.25                4,096,580         9.48          9.25        4,096,580          9.25
$9.50 - $12.02               1,686,800         9.83         11.69               --            --
                            ----------                                   ---------
                            10,709,576                                   6,676,316
                            ==========                                   =========

  401(k) Plan

     The Company offers its qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of
Section 401(k) of the Internal Revenue Code. Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings not to exceed certain federal income tax limitations. The Company does not match employee contributions and therefore does not incur any expense related to the 401(k) plan.

7. REVOLVING CREDIT AGREEMENTS AND CAPITAL LEASE OBLIGATIONS

  Revolving Credit Agreements

     The Company has a Revolving Credit Agreement with a bank (the "Revolving Line") which may be used to finance its inventory up to a maximum of $1.0 million. The credit available under the Revolving

                      GLOBIX CORPORATION AND SUBSIDIARIES

Line is based upon the balance of collateral available, which is eighty percent of current accounts receivable and fifty percent of inventory. As of September 30, 1999, the Company had available credit of $1.0 million of which $176 is outstanding and is included in accounts payable in the consolidated balance sheets.

     The Company also maintains a $1.0 million credit line from Cisco Systems Capital Corporation ("CSC") to lease CSC products and associated peripherals. The terms of this line, which was entered into in December 1997, provided for 180 days of borrowing and a maximum borrowing limit of $1.0 million. However, CSC has informally permitted the Company to continue to borrow under this line and to exceed the stated $1.0 million limit. Amounts borrowed under the line are to be repaid over a 36-month period with the Company having the option of purchasing the equipment for $1.00 at the end of the lease term. As of September 30, 1999, approximately $3.9 million was outstanding under this credit line and is included in the capital lease obligations in the table below.

  Capital Lease Obligations

     Future minimum lease payments due under capital leases are as follows:

YEAR ENDING SEPTEMBER 30                              AMOUNT
------------------------                              ------
2000................................................  $2,447
2001................................................   2,113
2002................................................     775
2003................................................     147
2004................................................     139
Less: Amount representing interest..................    (637)
                                                      ------
Present value of net minimum lease payments.........  $4,984
                                                      ======

8. COMMITMENTS

  Leases

     The Company has minimum monthly usage levels of data and voice communications with certain of its telecommunications vendors. The Company also leases certain of its SuperPOP facilities and various office furniture and equipment under non-cancelable operating leases expiring in various years through 2014. Total rent expense for all operating leases for the year ended September 30, 1999, 1998 and 1997 was $1,277, $560 and $549, respectively.

     Future minimum payments due under these operating leases and telecommunications vendor usage commitments are as follows:

YEAR ENDING SEPTEMBER 30                   TELECOM.    LEASES
------------------------                   --------    -------
2000.....................................  $ 5,196     $ 3,561
2001.....................................    5,317       3,570
2002.....................................    5,317       3,579
2003.....................................    5,317       3,595
2004.....................................    5,317       3,636
Thereafter...............................   14,842      31,950
                                           -------     -------
Total....................................  $41,306     $49,891
                                           =======     =======

                      GLOBIX CORPORATION AND SUBSIDIARIES

  Qwest IRU Agreement

     In October 1998, the Company entered into an Indefeasible Right of Use ("IRU") agreement with Qwest Communications Corporation ("Qwest"), under which the Company has the exclusive right to MacroCapacity fiber network for a twenty year period. The Company will initially have the right to use 6,500 route miles of OC-3 fiber capacity coast-to-coast in the United States and a DS-3 fiber link from the United States to the United Kingdom. The Company is currently committed to Qwest for a fee of approximately $9.2 million of which it paid approximately $0.9 million at contract signing. The balance is recorded in accrued liabilities in the consolidated balance sheets. In addition, the Company has the right to increase its capacity on the Qwest network at additional cost to the Company. The Company is also liable for monthly operating and maintenance charges. The Company began to amortize the total contract value over the twenty year term of the agreement during the fourth quarter of 1999.

  Employment Agreement

     Effective June 1, 1998, the Company entered into a seven year employment agreement, with an Officer and Director providing for a base salary of $0.35 million per year, increasing annually at the rate of five percent starting October 1, 1999. In addition, the individual will receive an annual bonus equal to ten thousand times the increase, if any, of the fair market value per share of the Company's common stock measured during the twelve month period ending on June 30 of each year of the agreement, commencing with the year beginning July 1, 1998. During the year ended September 30, 1999 the individual received a bonus of approximately $0.33 million under this provision of the employment agreement. The employment agreement also provides that he may require the Company to lend him up to a total of $155. Any loan taken thereunder will mature five years after the date made and bear interest at the rate of eight percent per annum. However, the interest accruing during the first two years is not payable until the end of such two-year period. At September 30, 1999 and 1998 the Officer had outstanding borrowings of $0 and $155 under such loan arrangement.

     Pursuant to the terms of the employment agreement, on September 30 of each fiscal year, the individual is also entitled to an annual stock option to purchase shares of common stock equal to twenty-five percent of any increase in the total shares of common stock outstanding during the prior twelve months as a result of equity offerings or acquisitions. The exercise price of the option is equal to the market price of common stock on the date of grant and twenty-five percent is exercisable immediately. On October 1, 1998 the individual was granted an option to purchase 691,664 shares of common stock under this provision of the employment agreement. On March 2, 1999 the individual agreed to surrender this right pursuant to an amendment to the employment agreement. Under the terms of the amendment, in lieu of this right, the individual received a one-time option to purchase an amount of shares of common stock equal to twenty-five percent of the difference between the number of shares outstanding immediately after the closing of March 26, 1999 public offering and the number of shares outstanding as of October 1, 1998. This provision of the amended employment agreement yielded the individual an option to purchase 4,096,580 shares of common stock. The term of the option is ten years from the date of grant.

                      GLOBIX CORPORATION AND SUBSIDIARIES

9. INCOME TAXES

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          YEAR ENDED SEPTEMBER 30,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------    -------    -------
Deferred tax assets (liabilities):
Tax depreciation and amortization in excess of book
  depreciation and amortization......................  $   (348)   $  (418)   $  (265)
Net operating loss carryforwards.....................    23,375      7,508      1,908
Allowance for doubtful accounts......................       283        242        255
Deferred Rent........................................       149        152         81
Valuation allowance..................................   (23,459)    (7,484)    (1,979)
                                                       --------    -------    -------
Total net deferred tax liabilities...................  $     --    $    --    $    --
                                                       ========    =======    =======

     The provision for income taxes for the years ended September 30, 1999, 1998 and 1997 differs from the amount computed by applying the federal statutory rate due to the following:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
Statutory federal income tax rate...........................    (34)%     (34)%     (34)%
State and local taxes, net of federal benefit...............    (11)      (11)      (11)
Valuation allowance.........................................     45        45        45
                                                               ----      ----      ----
Effective income tax rate...................................      0%        0%        0%
                                                               ====      ====      ====

     The Company is in an accumulated loss position for both financial reporting and income tax purposes. The Company has U.S. Federal income tax loss carryforwards of approximately $55.9 million at September 30, 1999. These income tax loss carryforwards expire between 2011 and 2019. Pursuant to Section 382 of the Internal Revenue Code, the usage of these net operating loss carryforwards may be partially limited due to changes in ownership that have occurred. The Company has not yet determined the impact, if any, that changes in ownership have had on net operating loss carryforwards. As of September 30, 1999, the Company also has net operating loss carryforwards of approximately $3.3 million from its United Kingdom Subsidiaries which will expire under U.K. tax rules. For financial reporting purposes, income tax benefits through September 30, 1999 are fully offset by a valuation allowance due to the uncertainty of the Company's ability to realize income tax benefits by generating taxable income in the future.

10. SEGMENT INFORMATION

     During fiscal 1999, the Company adopted SFAS No. 131. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for disclosures about products and services and geographic areas. Operating segments are components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance.

     Operating segments are managed separately and represent strategic business units that offer different products and serve different markets.

                      GLOBIX CORPORATION AND SUBSIDIARIES

     The Company's activities fall within two operating segments: the Internet Division and the Server Sales and Integration Division. The following table sets forth industry segment information for the years ended September 30, 1999, 1998 and 1997:

                                                         YEAR ENDED SEPTEMBER 30,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
Revenues:
Internet............................................  $ 13,033    $  6,448    $ 2,414
Server sales and integration........................    20,784      14,147     14,986
                                                      --------    --------    -------
Consolidated........................................  $ 33,817    $ 20,595    $17,400
                                                      ========    ========    =======
Operating income (loss):
Internet............................................  $(13,001)   $  1,146    $   (84)
Server sales and integration........................     1,019         721       (379)
Corporate...........................................   (19,209)     (6,600)    (2,547)
                                                      --------    --------    -------
Consolidated........................................  $(31,191)   $ (4,733)   $(3,010)
                                                      ========    ========    =======
Identifiable assets:
Internet............................................  $ 57,503    $  7,808    $ 2,105
Server sales and integration........................     6,074       3,732      5,782
Corporate...........................................   238,941     170,726      3,138
                                                      --------    --------    -------
Consolidated........................................  $302,518    $182,266    $11,025
                                                      ========    ========    =======

     The following table sets forth geographic segment information for the years ended September 30, 1999, 1998 and 1997:

                                                         YEAR ENDED SEPTEMBER 30,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
REVENUES:
United States.......................................  $ 33,674    $ 20,595    $17,400
Europe..............................................       143          --         --
                                                      --------    --------    -------
Consolidated........................................  $ 33,817    $ 20,595    $17,400
                                                      ========    ========    =======
Operating income (loss):
United States.......................................  $(27,590)   $ (4,733)    (3,010)
Europe..............................................    (3,601)         --         --
                                                      --------    --------    -------
Consolidated........................................  $(31,191)   $ (4,733)   $(3,010)
                                                      ========    ========    =======
IDENTIFIABLE ASSETS:
United States.......................................  $282,479    $179,494    $11,025
Europe..............................................    20,039       2,772         --
                                                      --------    --------    -------
Consolidated........................................  $302,518    $182,266    $11,025
                                                      ========    ========    =======

11. RELATED PARTY TRANSACTIONS

     The Company utilizes an entity controlled by a Director of the Company as its agent to place the Company's advertisements in various print publications. Amounts paid to this entity for the year ended September 30, 1999 and 1998 were approximately $1.5 million and $0.5 million, respectively. A substantial

                      GLOBIX CORPORATION AND SUBSIDIARIES
portion of these amounts constitute the pass-through of amounts payable to the publishing companies for the Company's advertisements.

12. SUBSEQUENT EVENTS

     On November 8, 1999 the Company announced an agreement to issue $80.0 million in new Series A Convertible Preferred Stock to affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") to expand the build-out of SuperPOPs and other facilities. The preferred stock is convertible into common stock at $10.00 per share at any time and cannot be called for redemption for five years. Under the agreement, the preferred stock is subject to mandatory redemption in 2014 and pays an annual dividend rate of 7.5% payable quarterly in cash or additional preferred stock at the option of the Company. Upon closing, Hicks Muse will own approximately 19.0% of the Company's outstanding common stock on an as converted basis.

     On December 10, 1999, the Company announced a two-for-one stock split effective December 30, 1999. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references to number of shares, per share amounts and stock option data have been restated to reflect the stock split.

     On January 10, 2000, the Company announced a two-for-one stock split effective January 31, 2000. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references to number of shares, per share amounts and stock option data have been restated to reflect the stock split.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1999             1999
                                                              -------------    ------------
                                                                               (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT SHARE
                                                                   AND PER SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents...................................    $101,471         $155,093
Marketable securities.......................................       9,941            9,858
Accounts receivable, net of allowance for doubtful accounts
  of $707 and $671, respectively............................       7,798            9,972
Inventories.................................................       1,282            1,393
Prepaid expenses and other current assets...................       2,649            2,832
Restricted cash.............................................       8,848            5,516
                                                                --------         --------
     Total current assets...................................     131,989          184,664
Investments, restricted.....................................      36,191           32,161
Property, plant and equipment, net..........................     122,653          129,327
Debt issuance costs, net of accumulated amortization of
  $1,030 and $1,198, respectively...........................       5,583            5,415
Other assets................................................       6,102            6,150
                                                                --------         --------
     Total assets...........................................    $302,518         $357,717
                                                                ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Capital Lease obligations...................................    $  2,088         $  2,044
Accounts payable............................................      10,439           14,667
Accrued liabilities.........................................       9,579           10,260
Accrued interest............................................       8,667            3,467
                                                                --------         --------
     Total current liabilities..............................      30,773           30,438
Capital Lease obligations, net of current portion...........       2,896            2,316
Senior Notes, net of unamortized discount of $1,891 and
  $1,834, respectively......................................     158,109          158,166
Other long term liabilities.................................       4,335            4,339
                                                                --------         --------
     Total liabilities......................................     196,113          195,259
Redeemable Convertible Preferred Stock......................                       76,281
Stockholders' Equity:
Common stock, $.01 par value; 75,000,000 shares authorized;
  33,300,020 and 33,921,708 shares issued and outstanding,
  respectively..............................................         333              339
Additional paid-in capital..................................     155,423          155,969
Accumulated other comprehensive income......................      10,279           10,310
Accumulated deficit.........................................     (59,630)         (80,441)
                                                                --------         --------
     Total stockholders' equity.............................     106,405           86,177
                                                                --------         --------
Total liabilities and Stockholders' Equity..................    $302,518         $357,717
                                                                ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   THREE MONTHS ENDED
                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1998            1999
                                                              ------------    ------------
                                                                      (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Revenue.....................................................  $     5,929     $    16,145
Operating costs and expenses:
  Cost of revenues..........................................        3,702          10,056
  Selling, general and administrative.......................        5,566          19,695
  Depreciation and amortization.............................          507           3,357
                                                              -----------     -----------
Total operating costs and expenses..........................        9,775          33,108
                                                              -----------     -----------
Loss from operations........................................       (3,846)        (16,963)
Interest and financing expense..............................       (4,917)         (5,469)
Interest income.............................................          944           1,621
                                                              -----------     -----------
Net loss....................................................  $    (7,819)    $   (20,811)
Basic and diluted net loss per share........................  $     (0.47)    $     (0.64)
                                                              ===========     ===========
Weighted average common shares outstanding..................   16,560,464      33,557,678
                                                              ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                                    SHARE AND
                                                                 PER SHARE DATA)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $ (7,819)    $(20,811)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation and amortization...............................       507        3,357
Amortization of debt discount and issuance costs............       336          225
Changes in operating assets and liabilities:
Accounts receivable.........................................      (481)      (2,174)
Inventories.................................................        65         (111)
Prepaid expenses and other current assets...................      (934)        (183)
Other assets................................................      (221)         (48)
Accounts payable............................................     5,644        4,228
Accrued liabilities.........................................       274          681
Accrued interest............................................    (5,200)      (5,200)
Other.......................................................       (38)           4
                                                              --------     --------
Net cash used in operating activities.......................    (7,867)     (20,032)
                                                              --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Use of restricted cash......................................     5,200        5,200
Investment in long-term restricted investments..............        --       (2,711)
Proceeds from sale of marketable securities.................       776           --
Use of long-term restricted investments.....................     4,807        5,200
Purchases of property, plant and equipment..................   (22,320)     (10,031)
                                                              --------     --------
Net cash used in investing activities.......................   (11,537)      (2,342)
                                                              --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of redeemable convertible preferred
  stock, net................................................        --       75,750
Repayments of notes payable.................................      (287)        (624)
Proceeds from notes payable.................................     1,328           --
Proceeds from exercise of stock options and warrants, net...        --        1,082
                                                              --------     --------
Net cash provided by financing activities...................     1,041       76,208
                                                              --------     --------
Effects of exchange rate changes on cash and cash
  equivalents...............................................        --         (212)
Net increase (decrease) in cash and cash equivalents........   (18,363)      53,622
Cash and cash equivalents, beginning of period..............    61,473      101,471
                                                              --------     --------
Cash and cash equivalents, ending of period.................  $ 43,110     $155,093
                                                              ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest......................................  $ 10,557     $ 10,446
NON-CASH FINANCING ACTIVITIES:
Cumulative dividends and accretion on redeemable convertible
  preferred stock...........................................        --     $    531

  The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBIX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments necessary for a fair presentation of the Company's financial position at December 31, 1999 and the results of its operations and cash flows for the three-month periods ended December 31, 1998 and 1999. All such adjustments are of a normal recurring nature. Interim financial statements are prepared on a basis consistent with the Company's annual financial statements. Results of operations for the three-month period ending December 31, 1999 are not necessarily indicative of the operating results that may be expected for the year ending September 30, 2000.

     The consolidated balance sheet as of September 30, 1999 has been derived from the audited financial statements at that date but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 on file with the Securities and Exchange Commission.

2. INVENTORIES

     Inventories consist of computer hardware and software, parts and related items principally related to the Company's Server Sales and Integration Segment. Inventories are carried at the lower of cost or market determined by the first-in, first-out method. The Company's inventories at September 30, 1999 and December 31, 1999 totaled approximately $1.3 million and $1.4 million, respectively.

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 1999             1999
                                                             -------------    ------------
Land.......................................................    $  1,997         $  1,997
Building and building improvements.........................      51,828           53,985
Leasehold improvements.....................................      25,917           27,833
Computer hardware and software and network equipment.......      46,384           51,964
Furniture and equipment....................................       5,266            5,639
                                                               --------         --------
                                                                131,392          141,418
                                                               --------         --------
Less: Accumulated depreciation and amortization............      (8,739)         (12,091)
                                                               --------         --------
Property, plant and equipment, net.........................    $122,653         $129,327
                                                               ========         ========

     Included in property, plant and equipment at September 30, 1999 and December 31, 1999 is $7.1 million of assets held under capital lease obligations.

                      GLOBIX CORPORATION AND SUBSIDIARIES

4. SENIOR NOTES

     In April 1998, the Company completed a $160.0 million debt financing (the "Senior Notes") consisting of 160,000 units, each unit consisting of a note in the principal amount of one thousand dollars and one warrant to purchase 14.08 shares of common stock (total of 2,252,800 shares of common stock) at a purchase price of $3.51 per share. The Senior Notes mature on May 1, 2005. Interest on the Senior Notes accrues at a rate of 13.0% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 1998. Globix deposited $57.0 million with an escrow agent at closing, which amount, with interest is sufficient to pay, when due, the first six interest payments under the Senior Notes. The Senior Notes are collateralized by a first priority security interest in the escrow account. The Senior Notes are unsecured obligations of the Company and rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness and rank senior in right of payment to any future subordinated indebtedness. In connection with the warrants issued with the Senior Notes, the Company has assigned an original issue discount of approximately $2.3 million. In addition, the Company incurred costs associated with the offering of approximately $6.6 million. These amounts are being amortized over seven years using the effective interest method. (Also see Note 10).

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     During November, 1999 the Company designated 250,000 shares of its 500,000 shares of authorized Preferred Stock, $0.01 par value, as Series A. At December 31, 1999 there were 80,000 Series A Preferred Shares outstanding and 170,000 Series A Preferred shares reserved in connection with the issuance of the Series A Preferred Stock.

     On December 3, 1999 the Company issued $80.0 million (80,000 shares) in new Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") to affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") to expand the build-out of its SuperPOPs and other facilities. The Series A Preferred Stock is convertible into common stock at $10.00 per share at any time and may not be called for redemption by the Company for five years. Under the agreement, the Series A Preferred Stock is subject to mandatory redemption in 2014 and yields an annual dividend rate of 7.5% payable quarterly in cash or additional Series A Preferred Stock at the option of the Company. The holders of the Series A Preferred Stock have a liquidation preference of $1,000 per share and are entitled to cumulative dividends.

     The Series A Preferred Stock is recorded in the accompanying consolidated balance sheet outside the stockholders equity section due to its mandatory redemption feature. The Company incurred approximately $4.25 million of issuance costs in connection with the Series A Preferred Stock transaction. Such costs have been recorded as a reduction of the carrying amount of the Series A Preferred Stock and are being accreted through a charge to additional paid in capital over the period to the earliest redemption date which is five years. At December 31, 1999 the Company accrued dividends on the Series A Preferred Stock in the amount of $0.46 million.

                      GLOBIX CORPORATION AND SUBSIDIARIES

6. SEGMENT INFORMATION

     Under the provisions of SFAS No. 131 the Company's activities fall within two operating segments: the Internet Division and the Server Sales and Integration Division. The following table sets forth the Company's industry segment information:

                                                               THREE MONTHS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Revenues:
  Internet..................................................  $  2,280    $  6,956
  Server Sales and Integration..............................     3,649       9,189
                                                              --------    --------
Consolidated................................................  $  5,929    $ 16,145
                                                              ========    ========
Operating income (loss):
  Internet..................................................  $   (740)   $ (8,618)
  Server Sales and Integration..............................        38       1,043
  Corporate.................................................    (3,144)     (9,388)
                                                              --------    --------
Consolidated................................................  $ (3,846)   $(16,963)
                                                              ========    ========
Identifiable assets:
  Internet..................................................  $ 25,413    $ 56,899
  Server Sales and Integration..............................     3,614       7,068
  Corporate.................................................   155,874     293,750
                                                              --------    --------
Consolidated................................................  $184,901    $357,717
                                                              ========    ========

     The following table sets forth the Company's geographic segment information:

                                                               THREE MONTHS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Revenues:
  United States.............................................  $  5,929    $ 15,650
  Europe....................................................        --         495
                                                              --------    --------
Consolidated................................................  $  5,929    $ 16,145
                                                              ========    ========
Operating income (loss):
  United States.............................................  $ (3,846)   $(14,015)
  Europe....................................................        --      (2,948)
                                                              --------    --------
Consolidated................................................  $ (3,846)   $(16,963)
                                                              ========    ========
Identifiable assets:
  United States.............................................  $178,064    $337,938
  Europe....................................................     6,837      19,779
                                                              --------    --------
  Consolidated..............................................  $184,901    $357,717
                                                              ========    ========

7. COMPREHENSIVE LOSS

     The Company reports comprehensive loss under the provisions of SFAS No.
130. Accumulated other comprehensive loss is reported as a component of stockholders equity in the consolidated balance sheets.

                      GLOBIX CORPORATION AND SUBSIDIARIES

The Company primarily has two components of comprehensive loss, cumulative translation adjustments from the Company's operations in foreign countries and unrealized gains and losses on marketable securities classified as available for sale.

     The components of other comprehensive loss were as follows:

                                                              THREE MONTHS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
Net loss....................................................  $(7,819)   $(20,811)
Other comprehensive income (loss):
Unrealized gain on marketable securities available for
  sale......................................................      337         243
Foreign currency translation adjustment.....................       11        (212)
                                                              -------    --------
Comprehensive loss..........................................  $(7,471)   $(20,780)
                                                              =======    ========

8. LOSS PER SHARE

     Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for potentially dilutive securities. Diluted loss per share has not been presented since the inclusion of outstanding stock options and warrants would be antidilutive.

     The following table sets forth the computation of basic and dilutive earnings per share:

                                                                THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Net Loss..................................................  $    (7,819)   $   (20,811)
Less: Cumulative dividends on redeemable convertible
  preferred stock.........................................                        (460)
Less: Accretion of redeemable convertible preferred
  stock...................................................                         (70)
                                                            -----------    -----------
Net loss attributable to common stockholders..............  $    (7,819)   $   (21,341)
                                                            ===========    ===========
Weighted average shares outstanding, basic and dilutive...   16,560,464     33,557,678
                                                            ===========    ===========
Basic and diluted loss per share..........................  $     (0.47)   $     (0.64)
                                                            ===========    ===========

9. STOCK SPLITS

     On December 10, 1999 the Company announced a two-for-one stock split of its outstanding shares of common stock which was paid on December 30, 1999. On January 10, 2000, the Company announced an additional two-for-one stock split of its outstanding shares of common stock, payable on January 31, 2000. Stockholders' equity has been restated to give retroactive recognition to both stock splits for all periods presented in the accompanying financial statements by reclassifying from additional paid-in-capital to common stock the par value of the additional shares arising from the splits. In addition all references to number of shares, per share amounts and stock option data have been restated to reflect the stock splits.

10. SUBSEQUENT EVENTS

     On January 28, 2000, the Company announced that it has entered into an agreement to sell $600.0 million 12.5% senior notes due 2010 in a private placement to a group of initial purchasers.

                      GLOBIX CORPORATION AND SUBSIDIARIES

     On January 28, 2000, the Company also announced that it intends to commence a tender offer to purchase for cash any and all of its outstanding 13% senior notes due 2005, $160.0 million in principal amount. The purchase price in the tender offer will be 106.5% of the principal amount, plus accrued and unpaid interest. In connection with the offering of 12.5% senior notes, the Company has received the consent of the beneficial holders of a majority of the outstanding 13% senior notes. In addition, these beneficial holders have agreed to irrevocably instruct any parties through which they hold their beneficial interests to provide their consent to the execution and delivery of a supplemental indenture reflecting these amendments to the indenture. The Company will commence the tender offer only if it receives a supplemental indenture executed by the trustee. The closing of the tender is conditioned upon the closing of the offering for the 12.5% senior notes. The tender and related redemption of the outstanding 13% senior notes is expected to result in a one time charge to earnings of approximately $17.6 million which will be recorded as an extraordinary item in the statement of operations during the fiscal second quarter of 2000.

     On February 8, 1999, the Company closed on its offering for $600.0 million 12.5% senior notes due 2010 resulting in net proceeds of approximately $582.0 million (exclusive of transaction costs).

                                 [GLOBIX LOGO]

                               Globix Corporation
                        Exchange Offer for $600,000,000
                         12 1/2% SENIOR NOTES DUE 2010

                          ----------------------------

                                   PROSPECTUS


                                 APRIL 17, 2000


                          ----------------------------

                                EXCHANGE AGENT:
                                 HSBC BANK USA

                            140 BROADWAY -- LEVEL A
                         NEW YORK, NEW YORK 10005-1180
                     ATTENTION: CORPORATE TRUST DEPARTMENT
                   TEL: (212) 658-5931   FAX: (212) 658-2292

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by Section 145 of the Delaware General Corporation Law, Globix's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to Globix or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, the Bylaws of Globix provide that the Registrant shall indemnify its directors and officers under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and Globix is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 3.1      Certificate of Incorporation of Globix, as amended(9)
 3.2      By-laws of Globix, as amended.(7)

ITEM 21.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 3.1      Certificate of Incorporation of Globix, as amended.(9)
 3.2      By-laws of Globix, as amended.(7)
 4.1      Specimen Stock Certificate.(2)
 4.2      Form of Underwriter's Warrant issued to Rickel & Associates,
          Inc.(2)
 4.6      Form of Warrant to purchase Common Stock expiring May 1,
          2005.(5)
 4.7      Specimen Series A 7.5% Convertible Preferred Stock
          Certificate.(13)
 4.8      Certificate of Designations, Preferences and Rights of
          Series A 7.5% Convertible Preferred Stock Certificate.(13)
 4.9      Indenture between Globix and HSBC Bank USA, as Trustee,
          dated as of February 8, 2000.(15)
 4.10     Form of 12.5% Senior Note due February 1, 2010.(15)
 5.1      Opinion of Milberg Weiss Bershad Hynes & Lerach LLP.*
10.1      Purchase Agreement between Globix and ING Baring (U.S.)
          Securities, Inc., dated April 24, 1998.(5)
10.2      Warrant Agreement between Globix and Marine Midland Bank, as
          Warrant Agent, dated as of April 30, 1998.(5)
10.4      Warrant Registration Rights Agreement between Globix and ING
          Baring, (U.S.) Securities, dated as of April 30, 1998.(5)
10.6      1995 Stock Option Plan, adopted September 29, 1995.(1)
10.7      1998 Stock Option Plan, adopted April 16, 1998.(6)
10.8      Employment Agreement between Marc H. Bell and Globix, dated as of April 10, 1998.(8)
10.9      Agreement of Lease between Globix and Puck Associates, dated as of July 23, 1996.(3)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.10     Agreement between Globix, and Cisco Systems Capital
          Corporation granting credit approval for $1,000,000 for
          leasing transactions, dated as of December 15, 1997.(4)
10.11     Lease between Mission Plaza LLC and Globix dated as of July
          24, 1998.(8)
10.12     First Amendment to Lease by and between Mission Plaza LLC
          and Globix dated October 8, 1998 and effective as of July
          24, 1998.(8)
10.13     Lease by and between Corston Holdings Limited, Globix
          Limited and Globix dated October 15, 1998.(8)
10.14     Deed of Guaranty between Bank Leumi (UK) Plc, Corston
          Holdings Limited, and Globix Limited dated October 15,
          1998.(8)
10.15     IRU Agreement between Qwest Communications Corporation and
          Globix dated as of October 5, 1998.(8)
10.16     Amendment to Marc H. Bell Employment Agreement, dated as of
          March 2, 1999.(9)
10.17     Stock Option Agreement between Globix and Marc H. Bell,
          dated as of March 26, 1999.(9)
10.18     1999 Stock Option Plan, adopted April 23, 1999.(10)
10.19     Employment Agreement between Robert B. Bell and Globix,
          dated as of July 21, 1999.(11)
10.20     Purchase Agreement between Globix Corporation and HMTF-IV
          Acquisition Corp. dated as of November 5, 1999.(12)
10.21     Registration Rights Agreement for 12.5% Senior Notes, dated as of February 8, 2000.(14)
10.23     Purchase Agreement for 12.5% Senior Notes, dated January 28,
          2000.(14)
23.1      Consent of Milberg Weiss Bershad Hynes & Lerach LLP
          (included in Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP.*
25.1      Statement of Eligibility on Form T-1 of HSBC Bank USA, as
          Trustee.*
99.01     Form of Letter of Transmittal for notes.*
99.02     Form of Notice of Guaranteed Delivery for notes.*


---------------
* Filed herewith.

 (1) Incorporated by reference to Globix's Registration Statement on Form SB-2 (File No. 33-98978) filed November 3, 1995.

 (2) Incorporated by reference to Amendment No. 2 to Globix's Registration Statement filed January 23, 1996, declared effective January 24, 1996.

 (3) Incorporated by reference to Globix's Annual Report on Form 10-KSB/A for the year ended September 30, 1996.

 (4) Incorporated by reference to Globix's Annual Report on Form 10-KSB for the year ended September 30, 1997.

 (5) Incorporated by reference to Globix's Report on Form 8-K filed May 11,
     1998.

 (6) Incorporated by reference to Globix's Proxy Statement on Schedule 14A filed on March 16, 1998.

 (7) Incorporated by reference to Amendment No. 1 filed August 7, 1998 to Globix's Registration Statement (File No. 333-57993) filed June 29, 1998.

 (8) Incorporated by reference to Globix's Annual Report on Form 10-KSB filed December 29, 1998.

 (9) Incorporated by reference to Globix's Quarterly Report on Form 10-QSB filed May 17, 1999.

(10) Incorporated by reference to Globix's Proxy Statement on Schedule 14A filed on March 24, 1999.

(11) Incorporated by reference to Globix's Quarterly Report on Form 10-QSB filed August 16, 1999.

(12) Incorporated by reference to Globix's Report on Form 8-K filed November 29, 1999.

(13) Incorporated by reference to Globix's Annual Report on Form 10-K filed December 29, 1999.

(14) Incorporated by reference to Globix's Report on Form 8-K filed February 14, 2000.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of April, 2000.


                                          GLOBIX CORPORATION

                                          By:       /s/ MARC H. BELL
                                            ------------------------------------
                                                        Marc H. Bell
                                                    Chairman, President
                                                and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Date: April 12, 2000                    /s/ MARC H. BELL
                       ---------------------------------------------------
                                          Marc H. Bell
                                Chairman of the Board, President
                                   and Chief Executive Officer

Date: April 12, 2000                   /s/ BRIAN L. REACH
                       ---------------------------------------------------
                                         Brian L. Reach
                                      Senior Vice President
                                   and Chief Financial Officer

Date: April 12, 2000                  /s/ SHAWN P. BROSNAN
                       ---------------------------------------------------
                                        Shawn P. Brosnan
                              Vice President, Corporate Controller
                                  and Chief Accounting Officer

Date: April   , 2000
                       ---------------------------------------------------
                                         Robert B. Bell
                               Executive Vice President, Business
                                    Development and Director

Date: April 12, 2000                  /s/ ANTHONY ST. JOHN*
                       ---------------------------------------------------
                                        Anthony St. John
                              Vice President, Business Development
                                          and Director

Date: April 12, 2000                     /s/ MARTIN FOX*
                       ---------------------------------------------------
                                           Martin Fox
                                            Director

Date: April 12, 2000                     /s/ JACK FURST*
                       ---------------------------------------------------
                                           Jack Furst
                                            Director

Date: April   , 2000
                       ---------------------------------------------------
                                         Michael Levitt
                                            Director

Date: April 12, 2000                    /s/ SID PATERSON*
                       ---------------------------------------------------
                                          Sid Paterson
                                            Director

Date: April   , 2000
                       ---------------------------------------------------
                                          Harshad Shah
                                            Director

Date: April 12, 2000                 /s/ TSUYOSHI SHIRAISHI*
                       ---------------------------------------------------
                                       Tsuyoshi Shiraishi
                                            Director

Date: April 12, 2000                  /s/ RICHARD VIDEBECK*
                       ---------------------------------------------------
                                        Richard Videbeck
                                            Director



*By       /s/ MARC H. BELL

     ------------------------------

              Marc H. Bell


            Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 3.1      Certificate of Incorporation of Globix, as amended.(9)
 3.2      By-laws of Globix, as amended.(7)
 4.1      Specimen Stock Certificate.(2)
 4.2      Form of Underwriter's Warrant issued to Rickel & Associates,
          Inc.(2)
 4.6      Form of Warrant to purchase Common Stock expiring May 1,
          2005.(5)
 4.7      Specimen Series A 7.5% Convertible Preferred Stock
          Certificate.(13)
 4.8      Certificate of Designations, Preferences and Rights of
          Series A 7.5% Convertible Preferred Stock Certificate.(13)
 4.9      Indenture between Globix and HSBC Bank USA, as Trustee,
          dated as of February 8, 2000.(15)
 4.10     Form of 12.5% Senior Note due February 1, 2010.(15)
 5.1      Opinion of Milberg Weiss Bershad Hynes & Lerach LLP.*
10.1      Purchase Agreement between Globix and ING Baring (U.S.)
          Securities, Inc., dated April 24, 1998.(5)
10.2      Warrant Agreement between Globix and Marine Midland Bank, as
          Warrant Agent, dated as of April 30, 1998.(5)
10.4      Warrant Registration Rights Agreement between Globix and ING
          Baring, (U.S.) Securities, dated as of April 30, 1998.(5)
10.6      1995 Stock Option Plan, adopted September 29, 1995.(1)
10.7      1998 Stock Option Plan, adopted April 16, 1998.(6)
10.8      Employment Agreement between Marc H. Bell and Globix, dated as of April 10, 1998.(8)
10.9      Agreement of Lease between Globix and Puck Associates, dated as of July 23, 1996.(3)
10.10     Agreement between Globix, and Cisco Systems Capital
          Corporation granting credit approval for $1,000,000 for
          leasing transactions, dated as of December 15, 1997.(4)
10.11     Lease between Mission Plaza LLC and Globix dated as of July
          24, 1998.(8)
10.12     First Amendment to Lease by and between Mission Plaza LLC
          and Globix dated October 8, 1998 and effective as of July
          24, 1998.(8)
10.13     Lease by and between Corston Holdings Limited, Globix
          Limited and Globix dated October 15, 1998.(8)
10.14     Deed of Guaranty between Bank Leumi (UK) Plc, Corston
          Holdings Limited, and Globix Limited dated October 15,
          1998.(8)
10.15     IRU Agreement between Qwest Communications Corporation and
          Globix dated as of October 5, 1998.(8)
10.16     Amendment to Marc H. Bell Employment Agreement, dated as of
          March 2, 1999.(9)
10.17     Stock Option Agreement between Globix and Marc H. Bell,
          dated as of March 26, 1999.(9)
10.18     1999 Stock Option Plan, adopted April 23, 1999.(10)
10.19     Employment Agreement between Robert B. Bell and Globix,
          dated as of July 21, 1999.(11)
10.20     Purchase Agreement between Globix Corporation and HMTF-IV
          Acquisition Corp. dated as of November 5, 1999.(12)
10.21     Registration Rights Agreement for 12.5% Senior Notes, dated as of February 8, 2000.(14)
10.23     Purchase Agreement for 12.5% Senior Notes, dated January 28,
          2000.(14)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
23.1      Consent of Milberg Weiss Bershad Hynes & Lerach LLP
          (included in Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP.*
25.1      Statement of Eligibility on Form T-1 of HSBC Bank USA, as
          Trustee.*
99.01     Form of Letter of Transmittal for notes.*
99.02     Form of Notice of Guaranteed Delivery for notes.*


---------------
* Filed herewith.

 (1) Incorporated by reference to Globix's Registration Statement on Form SB-2 (File No. 33-98978) filed November 3, 1995.

 (2) Incorporated by reference to Amendment No. 2 to Globix's Registration Statement filed January 23, 1996, declared effective January 24, 1996.

 (3) Incorporated by reference to Globix's Annual Report on Form 10-KSB/A for the year ended September 30, 1996.

 (4) Incorporated by reference to Globix's Annual Report on Form 10-KSB for the year ended September 30, 1997.

 (5) Incorporated by reference to Globix's Report on Form 8-K filed May 11,
     1998.

 (6) Incorporated by reference to Globix's Proxy Statement on Schedule 14A filed on March 16, 1998.

 (7) Incorporated by reference to Amendment No. 1 filed August 7, 1998 to Globix's Registration Statement (File No. 333-57993) filed June 29, 1998.

 (8) Incorporated by reference to Globix's Annual Report on Form 10-KSB filed December 29, 1998.

 (9) Incorporated by reference to Globix's Quarterly Report on Form 10-QSB filed May 17, 1999.

(10) Incorporated by reference to Globix's Proxy Statement on Schedule 14A filed on March 24, 1999.

(11) Incorporated by reference to Globix's Quarterly Report on Form 10-QSB filed August 16, 1999.

(12) Incorporated by reference to Globix's Report on Form 8-K filed November 29, 1999.

(13) Incorporated by reference to Globix's Annual Report on Form 10-K filed December 29, 1999.

(14) Incorporated by reference to Globix's Report on Form 8-K filed February 14, 2000.